Exhibit 99.15

StrongerBC

STANDING STRONG FOR B.C.

FIRST QUARTERLY REPORT | SEPTEMBER 2025

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First Quarterly Report

Fiscal Plan Update

2025/26 – 2027/28

2025/26 Economic Outlook and

Financial Forecast

&

Three Month Results

April - June 2025

British Columbia Cataloguing in Publication Data

British Columbia. Ministry of Finance.

Quarterly report on the economy, fiscal situation and Crown corporations. — ongoing–

Quarterly.

Title on cover: Quarterly report.

Continues: British Columbia. Ministry of Finance.

Quarterly financial report. ISSN 0833-1375.

ISSN 1192-2176 — Quarterly Report on the economy, fiscal situation and Crown corporations.

1.  Finance, Public — British Columbia — Accounting — Periodicals.

2.  British Columbia — Economic conditions — 1945–  — Periodicals.*

3.  Corporations, Government — British Columbia — Accounting — Periodicals. I.  Title.

HJ13.B77   354.711’007231’05

2025/26 First Quarterly Report September 15, 2025	TABLE OF CONTENTS

Updated Fiscal Plan 2025/26 to 2027/28
Tables:
Updated Fiscal Plan 2025/26 to 2027/28	1

Part One — Updated 2025/26 Financial Forecast
Introduction	5
Revenue	7
Expense	10
Consolidated Revenue Fund (CRF) Spending	11
Service Delivery Agency Spending	12
Full-Time Equivalents for the BC Public Service	12
Provincial Capital Spending	15
Projects Over $50 million	15
Provincial Debt	19
Risks to the Fiscal Forecast	22
Supplementary Schedules	23

Tables:
1.1 Forecast Update	5
1.2 Financial Forecast Changes	6
1.3 Comparison of Major Factors Underlying Revenue	8
1.4 Capital Spending Update	15
1.5 Provincial Debt Update	20
1.6 Operating Statement	23
1.7 Revenue by Source	24
1.8 Expense by Ministry, Program and Agency	25
1.9 Expense by Function	26
1.10 Capital Spending	27
1.11 Projects Over $50 million	28
1.12 Provincial Debt	34
1.13 Statement of Financial Position	35

Topic Box
Expenditure Management and Efficiency Review Update	13

First Quarterly Report 2025/26	| i

Table of Contents

Part Two — Economic Review and Outlook

Summary	37

British Columbia Economic Activity and Outlook	38
U.S. Tariff Assumptions	39
Labour Market	40
Demographics	42
Consumer Spending and Inflation	43
Housing	45
Business and Government	48
External Trade and Commodity Markets	49

Risks to the Economic Outlook	51

External Outlook	52
Canada	52
United States	55
Asia	58
Europe	59
Financial Markets	60
Interest Rates	60
Exchange Rates	61

Tables:
2.1 British Columbia Economic Indicators	38
2.2 Canadian Real GDP Forecast: Consensus vs B.C. Ministry of Finance	54
2.3 U.S. Real GDP Forecast: Consensus vs B.C. Ministry of Finance	57
2.4 Private Sector Canadian Interest Rate Forecasts	61
2.5 Private Sector Exchange Rate Forecasts	62
2.6.1 Gross Domestic Product (GDP): British Columbia	63
2.6.2 Selected Nominal Income and Other Indicators: British Columbia	64
2.6.3 Labour Market Indicators: British Columbia	64
2.6.4 Major Economic Assumptions	65

ii |	First Quarterly Report 2025/26

Table of Contents

Appendix — Fiscal Plan Update

Tables:
A1 Material Assumptions – Revenue	67
A2 Natural Gas Price Forecasts – 2025/26 to 2027/28	74
A3 Material Assumptions – Expense	76
A4 Operating Statement – 2018/19 to 2027/28	79
A5 Revenue by Source – 2018/19 to 2027/28	80
A6 Revenue by Source Supplementary Information – 2018/19 to 2027/28	81
A7 Expense by Function – 2018/19 to 2027/28	82
A8 Expense by Function Supplementary Information – 2018/19 to 2027/28	83
A9 Full-Time Equivalents (FTEs) – 2018/19 to 2027/28	84
A10 Capital Spending – 2018/19 to 2027/28	85
A11 Statement of Financial Position – 2018/19 to 2027/28	86
A12 Changes in Financial Position – 2018/19 to 2027/28	87
A13 Provincial Debt – 2018/19 to 2027/28	88
A14 Provincial Debt Supplementary Information – 2018/19 to 2027/28	89
A15 Key Provincial Debt Indicators – 2018/19 to 2027/28	90

First Quarterly Report 2025/26	| iii

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UPDATED FISCAL PLAN – 2025/26 to 2027/28

($ millions)	2025/26	2026/27	2027/28
Deficit - Budget 2025	(10,912)	(10,203)	(9,863)
Fiscal Plan Updates:
Personal income tax revenue	(65)	(103)	(132)
Corporate income tax revenue	411	731	638
Sales tax revenue	(174)	(194)	(187)
Carbon tax revenue	(2,821)	(3,147)	(3,413)
Employer health tax revenue	(29)	(76)	(79)
Property transfer tax revenue	(247)	(160)	(134)
Other taxation revenue	83	151	188
Natural gas royalties revenue	(60)	(95)	(27)
Forest revenue	(51)	(102)	(107)
Other natural resources revenue	(114)	(95)	(35)
Contributions from the federal government	(357)	293	433
Other revenue	(40)	(70)	(121)
Fire management costs	(613)	-	-
Refundable tax credits	740	1,025	1,025
Tobacco settlement	2,725	-	-
Other spending changes	87	(240)	(30)
Debt servicing costs	(140)	(360)	(429)
Deficit - First Quarterly Report	(11,577)	(12,645)	(12,273)

Contingencies Vote	4,000	4,000	4,000

Capital Spending Levels:
Taxpayer-supported capital spending	14,664	15,484	14,652
Self-supported capital spending	4,818	4,628	4,593
	19,482	20,112	19,245
Provincial Debt:
Taxpayer-supported debt	117,992	145,974	171,123
Self-supported debt	37,381	39,762	41,786
	155,373	185,736	212,909
Taxpayer-supported Debt Metrics:
Debt-to-GDP ratio	26.6%	31.6%	35.5%
Interest bite (cents per dollar of revenue)	5.0	6.3	7.6

Financial Outlook

The First Quarterly Report is being released in a time of continuing global trade uncertainty and the associated impacts on the provincial economy.

The deficit is projected to increase from Budget 2025 largely due to the impacts from the elimination of the consumer carbon tax. This impact is partially offset by an increase in corporate income tax revenues across the fiscal plan period as well as the one-time improvement from B.C.’s share of the Canada-wide tobacco settlement in 2025/26.

As a result, combined with other changes discussed in the report, the forecast deficit is $11.6 billion in 2025/26, $12.6 billion in 2026/27 and $12.3 billion in 2027/28.

Revenue forecasts are lower by $739 million in 2025/26, $2.9 billion in 2026/27 and $3.0 billion in 2027/28. This is largely due to the removal of the consumer carbon tax and is partially offset by the one-time net revenue from the tobacco settlement. Excluding the impacts of the consumer carbon tax and tobacco settlement, there is a modest increase to the revenue outlook over the three-year period compared to Budget 2025. Over the plan period, lower revenues from personal income tax, sales and property transfer taxes, natural resource sector mainly due to lower commodity prices and delayed federal recoveries for climate-related disasters are more than offset by a higher outlook of revenues from corporate income tax, other taxes and new federal contributions in the health sector. Overall, the relative stability of revenue sources points to B.C.’s continuing economic resilience in the face of ongoing tariff-related uncertainty.

First Quarterly Report 2025/26	| 1

Updated Fiscal Plan – 2025/26 to 2027/28

Compared to budget, expense projections are lower across the fiscal plan period mainly due to the cessation of the climate action tax credit and lower spending forecasts by other government entities. These spending reductions are partially offset by higher wildfire spending forecast in 2025/26, increased debt interest costs due to the borrowing impact of the higher deficits, and higher spending funded by new federal health contributions noted above.

Government is on track to achieve its expenditure management target of $1.5 billion over the fiscal plan period, as outlined in Budget 2025. Government continues work on program efficiency reviews in advance of Budget 2026. Additional information can be found starting on page 13.

Economic Outlook

The First Quarterly Report forecast for B.C.’s economy is lower than Budget 2025 expectations, reflecting the impact of U.S. tariffs as well as a slowdown in the housing market. B.C. real GDP growth in 2025 has been revised down to 1.5 per cent from 1.8 per cent, and the forecast for 2026 has been lowered to 1.3 per cent from 1.9 per cent.

Despite the lower outlook, B.C.’s economic performance has been resilient. Strong year-to-date retail sales, steady employment gains, and an easing interest rate environment have supported B.C.’s economy, although U.S. trade policy continues to create uncertainty that is dampening GDP growth. Meanwhile, international migration to B.C. has slowed following implementation of the federal government’s 2025-2027 Immigration Levels Plan. While tariffs are expected to put upward pressure on inflation across Canada, those effects are partly offset by the removal of the consumer carbon tax. Exports have been volatile, in influenced by developments in global demand in response to U.S. tariffs. However, B.C.’s diverse economy and greater access to non-U.S. markets will help mitigate impacts stemming from the ongoing trade conflict.

British Columbia’s Real GDP Outlook

Despite challenges in the near term, B.C.’s economy is expected to see solid growth from 2027 to 2029, with average annual real GDP growth of 2.1 per cent, similar to the Budget 2025 forecast.

Capital Investments

Taxpayer-supported capital spending on hospitals, education facilities, transportation infrastructure, housing and other projects is financed through a combination of provincial borrowing, funding provided by third parties, and from internal cash flows. Taxpayer-supported capital spending is forecast to total $44.8 billion over the fiscal plan period, which is $1.1 billion lower than the Budget 2025 forecast mainly due to changes in the timing of capital projects.

Over the three years, self-supported infrastructure spending by commercial Crown corporations totals $14.0 billion.

2 |	First Quarterly Report 2025/26

Updated Fiscal Plan – 2025/26 to 2027/28

Debt Affordability

Taxpayer-supported debt is forecast to be lower than budget at the end of 2025/26 due to reduced borrowing requirements for taxpayer-supported entities such as BC Transportation Financing Authority and BC Housing. Taxpayer-supported debt is projected to reach $171.1 billion by 2027/28, which is $4.6 billion higher than planned, mainly due to higher deficits over the plan period.

Taxpayer-Supported Debt-to-GDP

Government’s key debt affordability metric, the taxpayer-supported debt-to-GDP ratio, is forecast to be lower in 2025/26 than forecast in Budget 2025 but is projected to be higher than budget in the last two years of the fiscal plan, reaching 35.5 per cent by 2027/28. Despite this, B.C. continues to have one of the lowest debt affordability metrics relative to other Canadian provinces.

Including the self-supported debt of commercial Crown corporations, total provincial debt is projected at $212.9 billion by the end of 2027/28.

Risks to the Fiscal Plan

The main risks to the government’s fiscal plan outlook include:

•	Challenges surrounding disruptive global trade policies, particularly from U.S. tariffs and related uncertainty;

•	Ongoing uncertainty regarding immigration levels and population growth;

•	The degree to which persistent price pressures and monetary policy affect economic activity, inflation, government revenues, program costs, interest rates and borrowing costs;

•	Assumptions underlying projections for revenue and for Crown corporation net income such as economic factors and commodity prices;

•	Increased spending which may include climate-related events and increased demand and costs for government services such as health care and social programs;

•	Potential changes to transfer allocations and cost-sharing agreements with the federal government, and impacts on the provincial income tax bases arising from federal tax policy changes; and

•	Changes in the timing of capital projects and related spending, which may be influenced by several factors, such as market conditions, supply chain challenges and weather.

To mitigate against unexpected and unknown operating costs, the Contingencies Vote includes budget allocations of $4.0 billion in each year of the fiscal plan. This includes funding to address caseload pressures, cost increases related to a new collective bargaining mandate and emerging priorities. There are no changes to the Contingencies Vote forecast compared to Budget 2025 at this time.

Conclusion

B.C.’s fiscal forecast shows a higher deficit from budget across the fiscal plan period. This is mainly due to the impacts from the elimination of the consumer carbon tax. The impact in 2025/26 is partially mitigated with the expected one‑time gain from the Canada‑wide tobacco settlement. The province’s economy continues to be resilient, and taxpayer‑supported debt remains affordable compared to its peers.

Government continues to make targeted investments outlined in Budget 2025, to strengthen the economy, reduce costs for families and make our neighbourhoods and communities safer.

First Quarterly Report 2025/26	| 3

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PART 1    |   UPDATED 2025/26 FINANCIAL FORECAST

Introduction

Table 1.1 2025/26 Forecast Update

		First
	Budget	Quarterly
($ millions)	2025	Report	Change
Revenue	84,003	83,264	(739)
Expense	(94,915)	(94,841)	74
Deficit	(10,912)	(11,577)	(665)
Capital Spending:
Taxpayer-supported capital spending	15,374	14,664	(710)
Self-supported capital spending	4,828	4,818	(10)
	20,202	19,482	(720)
Provincial Debt:
Taxpayer-supported debt	118,719	117,992	(727)
Self-supported debt	37,913	37,381	(532)
	156,632	155,373	(1,259)
Taxpayer-supported Debt Metrics:
Debt-to-GDP ratio	26.7%	26.6%	-0.1%
Interest bite (cents per dollar of revenue)	4.9	5.0	0.1

The first quarter update for 2025/26 is projecting a deficit of $11.6 billion, an increase of $665 million from the budget deficit forecast of $10.9 billion. The revenue forecast is lower mainly due to the elimination of the consumer carbon tax and decreases in various revenue sources including property transfer tax, sales tax, natural resources and federal government contributions. This is partially offset by an increase in corporate income tax revenues and the one‑time improvement from B.C.’s share of the Canada‑wide tobacco settlement. The expense forecast is lower mainly due to lower refundable tax credits partially offset by higher spending for wildfire response and higher interest costs.

Details of the revenue and expense forecast changes from Budget 2025 are shown in Chart 1.1 and Table 1.2.

Chart 1.1  2025/26 Deficit – Major Changes from Budget 2025

*Includes consumer carbon tax and output-based pricing system

First Quarterly Report 2025/26	| 5

Updated 2025/26 Financial Forecast

Table 1.2 2025/26 Financial Forecast Changes

($ millions)
2025/26 deficit at Budget 2025 (March 4, 2025)	(10,912)
Revenue[1] changes:
Personal income tax – reflecting lower household income and employee compensation growth	(65)
Corporate income tax – higher prior-year settlement payment, and increase in advance instalments mainly reflecting preliminary 2024 tax assessment information	411
Provincial sales tax – mainly weaker year-to-date tax revenue	(174)
Property transfer tax – reflecting lower than expected year-to-date sales results	(247)
Carbon tax – mainly the elimination of consumer carbon tax effective April 1, 2025	(2,821)
Fuel tax – higher sales volume in most fuel types reflecting prior year and year-to-date results	64
Employer health tax – reflecting impacts of 2024/25 results and a lower wages and salaries growth	(29)
Other taxation sources – higher property and insurance premium tax revenue partially offset by lower tobacco tax revenue, mainly reflecting the impacts of 2024/25 results	19
Natural gas royalties – lower prices and natural gas liquids royalties, partly offset by higher volumes, and decreased utilization of royalty and infrastructure programs and credits	(60)
Mining – lower coal and copper prices as well as lower coal production	(145)
Electricity sales under the Columbia River Treaty – improved Mid-C electricity prices	17
Forests – mainly lower stumpage rates and Crown harvest volumes	(68)
Other natural resources – mainly higher bonus bids cash sales and petroleum royalties	31
Fees, licences, investment earnings and miscellaneous revenue:
Investment earnings – mainly lower interest recoveries relating to the Fiscal Agency Loan program	(7)
Tobacco settlement - estimated net revenue	2,725
Other sources – mainly lower revenue from fees and other miscellaneous sources	(13)
Canada health and social transfers – mainly higher B.C. share of the national population	9
Other federal government transfers – mainly delayed funding in support of Disaster Financial Arrangements and delayed recoveries relating to public transit	(366)
Commercial Crown corporation net income - mainly Liquor Distribution Branch	(20)
Total revenue changes	(739)
Less : expense[1] increases (decreases):
Consolidated Revenue Fund changes:
Statutory spending:
Fire management costs	613
Other statutory spending	19
Refundable tax credits - elimination of the climate action tax credit	(740)
Other expense changes – mainly higher interest costs	141
Spending funded by third party recoveries	(80)
Changes in spending profile of service delivery agencies:
School districts	46
Universities	(144)
Colleges and institutes	(18)
Health authorities and hospital societies	139
Other service delivery agencies[2]	(3)
(Increase) decrease in transfers to service delivery agencies - accounting elimination	(47)
Total expense changes	(74)
Total changes	(665)
2025/26 deficit at the First Quarterly Report	(11,577)

1 Detailed descriptions of changes are provided in the revenue and expense sections of this report.

2 Includes BC Transportation Financing Authority, BC Transit, BC Housing Management Commission, Community Living BC, and other entities.

6 |	First Quarterly Report 2025/26

Updated 2025/26 Financial Forecast

Projected taxpayer‑supported capital spending in 2025/26 is $14.7 billion, which is $710 million lower than forecast in Budget 2025, due to timing changes for projects in the health and transportation sectors. The self‑supported capital spending forecast is $4.8 billion, which is $10 million lower than budget mainly due to timing of ICBC expenditures.

The taxpayer‑supported debt at the end of 2025/26 is forecast at $118.0 billion, which is $727 million lower than the Budget 2025 forecast mainly due to lower capital spending partially offset by a higher debt balance at the end of 2024/25 and higher operating deficit for the current fiscal year. Self‑supported debt is forecast to be $37.4 billion, a decrease of $532 million since Budget 2025 mainly due to a lower debt balance at the end of 2024/25.

Revenue

Revenue for 2025/26 is forecast to be $83.3 billion — $739 million lower than the projection in Budget 2025. Lower revenue from taxation, natural resources, federal government contributions and net income from commercial Crowns is partly offset by higher revenue from miscellaneous sources. The decrease to the taxation revenue forecast is mainly due to the elimination of consumer carbon tax effective April 1, 2025, the effects of the First Quarterly Report economic update, the impacts of the final 2024/25 revenue results that carry forward and year‑to‑date activity in 2025/26. Lower natural resource revenue forecast is mainly due to the impacts of lower commodity prices. The revenue forecast also includes the one‑time net revenue related to the tobacco settlement.

Chart 1.2  Revenue Changes from Budget 2025

Total revenue decreases by $739 million

Detailed revenue projections are disclosed in Table 1.7, and key assumptions and sensitivities relating to revenue are provided in Table A1. For 2025/26, major changes from the Budget 2025 forecast are discussed starting on page 8.

First Quarterly Report 2025/26	| 7

Updated 2025/26 Financial Forecast

Table 1.3 Comparison of Major Factors Underlying Revenue

Calendar Year	First Quarterly Report				Budget 2025
Per cent growth unless otherwise indicated	2024	2025	2026	2027	2024	2025	2026	2027
Real GDP	1.2	1.5	1.3	1.9	1.2	1.8	1.9	1.9
Nominal GDP	4.1	4.0	4.2	4.2	4.1	4.3	4.3	4.2
Household income	6.6	3.9	3.7	4.0	6.8	4.1	4.0	4.2
Wages and salaries	6.3	4.0	3.7	3.6	6.7	4.5	3.9	3.7
Corporations net operating surplus	-15.1	1.5	3.6	2.8	-17.3	-1.2	2.1	2.6
Employment	2.3	1.3	0.6	0.9	2.3	0.8	0.8	1.0
Consumer expenditures on durable goods	0.9	10.1	2.7	3.2	0.6	3.3	3.2	3.3
Consumer expenditures on goods and services	4.7	5.4	3.9	4.5	4.4	4.2	3.8	4.6
Business investment	2.7	3.1	3.9	3.0	2.7	5.1	5.3	2.9
Residential investment	1.4	2.1	4.8	7.5	1.5	6.4	6.6	6.0
Retail sales	0.6	5.2	2.7	3.4	0.0	2.6	3.1	3.5
Residential sales value	3.1	-4.9	16.0	7.5	3.2	15.9	6.7	5.1
B.C. Housing starts	-9.2	-5.8	0.9	7.1	-9.2	1.6	2.7	1.8
U.S. Housing starts	-3.7	-1.3	1.1	2.6	-3.9	-0.3	2.9	0.0
SPF 2x4 price ($US/thousand board feet)	$412	$482	$485	$490	$412	$440	$445	$450
Exchange rate (US cents/Canadian dollar)	73.0	72.1	74.9	76.1	73.0	70.0	71.8	74.5

Fiscal Year	2024/25	2025/26	2026/27	2027/28	2024/25	2025/26	2026/27	2027/28
Natural gas price ($Cdn/GJ at plant inlet)	$0.74	$1.21	$1.95	$1.99	$0.61	$1.30	$1.69	$1.75
Bonus bid average bid price per hectare ($)	$359	$3,300	$200	$200	$250	$200	$300	$300
Electricity price ($US/mega-watt hour, Mid-C)	$61	$77	$81	$72	$61	$69	$71	$67
Metallurgical coal price ($US/tonne, fob Australia)	$247	$197	$208	$206	$248	$218	$215	$214
Copper price ($US/lb)	$4.25	$4.27	$4.41	$4.60	$4.25	$4.32	$4.39	$4.65
Average stumpage rates ($Cdn/cubic metre)	$14.78	$16.53	$15.54	$16.15	$15.03	$18.20	$19.21	$19.54
Crown harvest volumes (million cubic metres)	32.2	29.0	30.0	29.0	31.0	30.0	30.0	29.0

Income Tax Revenue

Personal income tax revenue is down $65 million from budget mainly due to lower growth in household income and employee compensation.

Corporate income tax revenue is up $411 million due to higher advance instalments of $136 million from the federal government and an increase in prior‑year settlement payments of $275 million, mainly reflecting preliminary 2024 tax assessment results. The increase in instalments reflects an updated federal government forecast for 2025 national corporate taxable income.

Other Tax Revenue

The First Quarterly Report reflects the elimination of the consumer carbon tax effective April 1, 2025. The revenue reduction of $2,821 million is mainly due to the removal of the consumer carbon tax ($2,760 million), and $61 million lower revenue forecast from large emitters under the output‑based pricing system.

Property transfer tax revenue is down $247 million from budget mainly due to lower year‑to‑date sales activity in the housing market.

Provincial sales tax revenue is down $174 million mainly due to lower year‑to‑date number of tax returns and the impacts of weaker final 2024/25 results.

Fuel tax revenues are up $64 million from budget due to the impacts of 2024/25 results and increased year‑to‑date sales volumes in gasoline, diesel and most fuel types, reflecting a return to historical volume growth rates.

8 |	First Quarterly Report 2025/26

Updated 2025/26 Financial Forecast

Employer health tax revenues are down $29 million due to the impacts of 2024/25 results and a lower payroll base compared to budget, consistent with weaker growth in wages and salaries.

Other taxation revenues are up $19 million due to higher revenue from property and insurance premium taxes reflecting the impacts of 2024/25 results.

Natural Resources Revenue

Natural resource revenues are $225 million lower than budget with declines in most sources.

Revenue from natural gas royalties is down $60 million mainly due to lower prices and natural gas liquids royalties. These declines are partially offset by slightly higher natural gas production volumes as well as decreased utilization of royalty and infrastructure program credits. The updated natural gas price forecast is $1.21 ($Cdn/gigajoule, plant inlet), down from the Budget 2025 forecast of $1.30. The price assumption continues to be prudent by being within the 20th percentile of the private sector forecasters. Natural gas royalty rates are sensitive to prices in the $1.22 to $2.42 range. Hence, the effective royalty rate is generally expected to fall as prices decrease, depending on the take up of royalty program credits.

Revenue from coal, metals, minerals and other mining related sources is down $145 million mainly due to weaker coal and copper prices as well as lower coal production. The metallurgical coal price, now forecast to be $197 ($US/tonne, fob Australia), is down 10 per cent from the budget forecast. The decline in price reflects global oversupply and reduced industrial demand in China and Europe.

Revenue from electricity sales under the Columbia River Treaty is up $17 million mainly due to higher Mid‑Columbia electricity prices reflecting periods of warmer‑than‑usual weather and drought, creating an increase in power demand. The Mid‑Columbia electricity price, now forecast to be $76.70 US/mega‑watt hour, is up 11 per cent from the budget forecast.

Forest revenue is down $68 million mainly due to lower stumpage revenue reflecting rising costs within the forest industry and a decline in annual harvest volumes. Total stumpage rate, now forecast to be $16.53 Cdn/cubic metre, is down 9 per cent from the budget forecast.

Revenue from other natural resources is up $31 million mainly due to increased bonus bid cash sales and higher petroleum production volumes. The April 2025 disposition of petroleum and natural gas rights generated $31.5 million in total tender bonus bids.

Other Taxpayer-Supported Revenue

Other taxpayer‑supported revenue consists of revenue from fees, licences, investment earnings and miscellaneous sources. These revenue sources are now expected to total $14.7 billion, up $2.7 billion from budget.

The updated forecast for fee revenues totals $5.3 billion, unchanged from budget.

First Quarterly Report 2025/26	| 9

Updated 2025/26 Financial Forecast

The revised forecast for investment earnings is $1.8 billion, down slightly by $7 million from budget mainly due to lower recoveries of interest costs related to the Fiscal Agency Loan program, which has an equal and offsetting lower expense.

The miscellaneous revenue outlook of $7.6 billion is up $2.7 billion from budget mainly due to an estimated one‑time gain related to the tobacco settlement. The Province is a claimant in the Canada‑wide legal action against three Canadian tobacco manufacturers to recover costs of treating tobacco‑related diseases. In March 2025, the Ontario Superior Court of Justice approved the proposed Plans of Compromise and Arrangement subject to a set of conditions. Effective August 29, 2025, all outstanding conditions for the plan have been met and government has included an estimated net revenue of $2.7 billion. This estimate includes $3.7 billion as the Province’s share of the arrangement, to be received over approximately 18 years. The net revenue also includes $130 million in legal costs and has been discounted to reflect the long‑term nature of the payment schedule. These estimates will be updated throughout the fiscal year as more up‑to‑date information becomes available and confirmed at Public Accounts in summer 2026.

Federal Government Transfers

Federal government contributions are expected to be $14.9 billion, down $357 million from budget.

The forecast for Canada health and social transfers has increased by $9 million, mainly due to an improved B.C. share of the national population.

Other federal government contributions are down $366 million due to timing changes for Disaster Financial Arrangements funding and delayed recoveries related to public transit projects, mainly reflecting lower cost estimates and projects rescheduled to future years.

Commercial Crown Net Income

The total net income forecast reported by government business enterprises (commercial Crown corporations) is down $20 million mainly due to a lower forecast from the Liquor Distribution Branch.

Expense

The First Quarterly Report expense forecast for 2025/26 is $74 million lower than Budget 2025 mainly due to lower spending for refundable tax credits and lower spending funded from external parties partially offset by higher spending for wildfire response and increased debt servicing costs.

10 |	First Quarterly Report 2025/26

Updated 2025/26 Financial Forecast

Chart 1.3  Expense Changes from Budget 2025

Total expense decreases by $74 million

Consolidated Revenue Fund (CRF) Spending

Statutory spending is projected at $632 million in 2025/26 and includes the following:

•	$613 million for fire management costs — this is in addition to the $238 million in the Fire Management voted appropriation, for a total spending forecast of $851 million; and

•	$19 million in other statutory spending.

Other changes in CRF spending include an increase of $140 million for debt servicing costs due to higher opening debt level, higher interest rates and accelerated timing of in‑year borrowing, offset by a $740 million decrease in refundable tax credits mainly due to the elimination of the climate action tax credit.

Contingencies

Budget 2025 includes a Contingencies Vote allocation of $4.0 billion in 2025/26. The Contingencies Vote helps fund unexpected costs that are difficult to forecast such as flood recovery, wage mandate, increased demands for government services, and emerging priorities. The forecast for these allocations remain unchanged in the First Quarterly Report.

Spending Recovered from External Parties

Expenses funded by external parties are forecast to decrease by $80 million mainly due to lower federal recoveries related to public transit projects, partly offset by an additional $17 million in health funding received from the federal government.

The recovered spending changes are offset by an equal change in revenue and as a result have no net impact on government’s financial results.

First Quarterly Report 2025/26	| 11

Updated 2025/26 Financial Forecast

Operating Transfers to Service Delivery Agencies

Operating transfers to service delivery agencies are forecast to be $47 million higher than Budget 2025 mainly due to a net increase in grants to the education sector ($34 million).

Operating transfers provided to service delivery agencies are eliminated on consolidation, for accounting purposes. These funding changes are related to spending forecast changes noted below.

Service Delivery Agency Spending

Service delivery agency expenses are forecast to increase by $20 million in 2025/26 compared to Budget 2025.

•	School district expense forecasts are higher by $46 million mainly to reflect an increase in capital asset amortization expenses.

•	Post‑secondary sector expenses are forecast to decrease by $162 million mainly due to lower salaries and benefits and operating costs.

•	The health authorities and hospital societies expense forecast is $139 million higher than Budget 2025 due to higher operating costs.

•	Other service delivery agency spending is forecast to decrease by $3 million since budget mainly due to lower amortization and interest expenses by the BC Transportation Financing Authority to reflect a revised schedule for capital projects offset by various updates across a number of other agencies.

Changes in service delivery agency spending are related to changes in operating transfers provided from government as noted above.

Detailed expense projections are disclosed in Table 1.8. Key spending assumptions and sensitivities are provided in the appendix Table A3.

Full-Time Equivalents for the BC Public Service

The forecast of full‑time equivalent (FTE) staff utilization for 2025/26 remain unchanged from budget at 38,900 FTEs.

12 |	First Quarterly Report 2025/26

Economic Review and Outlook

Expenditure Management and Efficiency Review Update

Budget 2025 included first steps and commitments to set the Province on a path to balance and ensure sustainability of public services and programs. This included initial expenditure management targets totaling $1.5 billion across the fiscal plan to be achieved through the management of administrative and discretionary spending, while still protecting critical front-line services people rely on.

Consistent with the tabling of Budget 2025 in March 2025, all ministries received spending directives to minimize discretionary spending and to put internal ministry spending controls in place. As part of Budget 2025, the Ministry of Finance is leading a review of administrative and discretionary spending across government. Implementation of initial saving measures are underway, while government continues to actively identify further expenditure management initiatives and opportunities over multiple years.

Administrative and Operating Savings

Government is on track to achieve its $1.5 billion in administrative and operating savings over the three-year fiscal plan. Initial expenditure management measures are expected to exceed $300 million in forecast savings in 2025/26 including salaries, travel, contracts, discretionary grants and government transfers which represent administrative savings across the broader public sector. These measures will continue to lead to savings in future years, with updates to be provided through regular financial reporting. As part of the expenditure management process, government will also undertake a grant review with the intent of finding more saving opportunities and ensure funding is focused on critical front-line services. Permanent spending adjustments will be reflected in future budgets.

Program Reviews

In addition to initial expenditure management targets, government has initiated program reviews to optimize resources and ensure programs remain relevant, efficient and sustainable. The review includes identifying opportunities to improve service delivery outcomes, grow the economy, and help keep costs low for British Columbians. Program reviews are a multi-year initiative, and will also consider opportunities to amalgamate or consolidate programs. Any changes to programs and/or budgets will be reflected in future budgets.

In addition, several other expenditure management initiatives are underway including space consolidation, the BC Public Service hiring restrictions, and Health Authority reviews. These initiatives are anticipated to result in further future year savings that are not yet built into the forecast.

Space Consolidation

Government is implementing a phased, geographic strategy to reduce its office space footprint across the Province. This approach focuses on optimizing the real estate portfolio in alignment with broader financial priorities, environmental sustainability, and social stewardship.

The initiative will be rolled out incrementally. The first phase begins in the Capital Region, where consolidations are already underway. Operational savings are anticipated by reducing energy consumption, maintenance, and cleaning costs. The reduction in office footprint in this region is expected to yield annual savings. Some of these savings are anticipated to offset operating costs of future space consolidation phases.

First Quarterly Report 2025/26	| 13

Economic Review And Outlook

Further savings will be realized throughout the rest of the Province from additional office space optimization that is currently in the planning stage.

Hiring Restrictions

Government initiated restrictions on external hiring in core BC Public Service roles in December 2024, which was expanded to include internal hiring in February 2025. Hiring is restricted to positions that are clearly essential to delivering core government programs and services, and subject to approval by the Head of the Public Service. The restrictions are intended as a proactive measure to manage resources during a constrained fiscal period, while ensuring government can continue to deliver core programs and services. The restriction also includes an exemption for government Indigenous internship, workable and co-op programs which support equity, diversity, and inclusion in the BC Public Service.

The forecast for full-time equivalent (FTE) staff utilization for government ministries remains unchanged from Budget 2025, with an average 38,900 FTEs anticipated over the fiscal year while meeting an increased demand for essential services. The forecast includes seasonal increases in hiring to support wildfire services and BC Parks over the summer, while some areas of government may see increased FTEs to address growing demand for services (e.g. justice, child and family services). This growth is expected to be offset by declining FTE numbers in other areas, leading to an overall flatlining over the year.

In alignment with the current hiring restriction, government is committed to mobilizing internal talent across the BC Public Service to meet service needs and focus on critical work. This includes reviewing the workforce to assess and streamline for efficiency and optimization, while ensuring the ongoing health and well-being of the public service over the long-term. While not directly related to the hiring restriction, government organizational changes announced on July 17, 2025 further contribute to these objectives and are intended to respond to B.C.’s evolving needs to grow the economy, seize investment opportunities and strengthen public services.

Health Authority Review

Government is reviewing health authorities to ensure resource allocations are supporting critical patient services and minimize unnecessary administrative spending. The review aims to find efficiencies and cost savings by examining four main areas: consolidating administrative and corporate functions through a shared services model, optimizing existing shared services, such as procurement and IT services, reducing duplicative processes identified through the review, and improving and streamlining governance structures.

Interim expenditure management measures are in place to control administrative costs while the review is underway. The health authority review aims to further lower B.C.’s corporate services expense ratio, because every 0.1 per cent reduction in administrative costs represents approximately $35 million more funding available for front-line patient care.

The Province anticipates that the health authority review, both for the Provincial Health Services Authority and the regional health authorities, will continue into the fall of 2025 and be complete in early 2026.

Conclusion

Government is taking a thoughtful and multi-faceted approach to reduce government spending and realign resources to optimize outcomes. The First Quarterly Report confirms that government is on track to achieve its expenditure management targets of $1.5 billion over three years with many other reviews underway to deliver further savings. Budget 2026 will reflect additional results of program reviews to support government’s fiscal objectives on a path to balance.

14 |	First Quarterly Report 2025/26

Updated 2025/26 Financial Forecast

Provincial Capital Spending

Capital spending is projected to total $19.5 billion in 2025/26 — $720 million lower than the forecast in Budget 2025 (see Tables 1.4 and 1.10).

Table 1.4 2025/26 Capital Spending Update

($ millions)
Taxpayer-supported capital spending at Budget 2025	15,374
Changes:
Higher school district spending	38
Timing of post-secondary institution spending	(47)
Timing of health authority spending	(407)
Timing of transportation sector spending	(278)
Timing of social housing spending	(21)
Other net adjustments to capital schedules	5
Total taxpayer-supported changes	(710)
Taxpayer-supported capital spending - updated forecast	14,664

Self-supported capital spending at Budget 2025	4,828
Timing of ICBC spending	(8)
Timing of other spending	(2)
Total self-supported changes	(10)
Self-supported capital spending - updated forecast	4,818
2025/26 provincial capital spending at the First Quarterly Report	19,482

Taxpayer-supported capital spending is projected at $14.7 billion. The $710 million decrease since Budget 2025 is primarily due to timing changes in capital spending on health and transportation projects.

At $4.8 billion, self-supported capital spending is $10 million lower than Budget 2025 primarily due to changes in the timing of ICBC expenditures.

Projects Over $50 million

Approved Major Capital Projects Table 1.11 shows major capital projects that have approved business plans. This table includes projects with capital expenditures over $50 million.

Since Budget 2025, the following projects have been added to the table:

•	Burtch Road Middle School ($101 million);

•	Clayton Heights Secondary ($90 million);

•	North Langford Secondary ($219 million);

•	Richmond City Centre East Site ($61 million);

•	Kwantlen Polytechnic University – Student Housing and Dining ($143 million);

•	University of Victoria – Student Housing Expansion ($178 million);

•	Fort St. John Long-Term Care ($155 million);

•	Highway 1 Sackum Overhead Bridge Replacement ($93 million);

First Quarterly Report 2025/26	| 15

Updated 2025/26 Financial Forecast

•	Highway 8 Corridor ($230 million);

•	Quesnel-Hydraulic Road Slide ($80 million);

•	BC Housing – Vancouver Parkside ($54 million);

•	BC Hydro – 2L143 - cable replacement project ($100 million);

•	BC Hydro – Cheakamus recoat units 1 and 2 penstocks (interior and exterior) project ($53 million);

•	BC Hydro – Comox - Puntledge flow control improvements project ($53 million);

•	BC Hydro – Distribution design modernization project ($54 million);

•	BC Hydro – Kimberley to Marysville - substation relocation project ($73 million);

•	BC Hydro – Mica townsite apartment accommodation project ($67 million); and

•	BC Hydro – Mica - U1 - U4 circuit breaker and iso-phase bus replacement project ($176 million).

Since Budget 2025, the Handsworth Secondary School project was completed and is no longer listed in the table.

Changes since Budget 2025 for existing projects include:

•	Quesnel Junior School project’s anticipated total cost decreased from $52 million to $49 million to reflect revised project cost. Internal borrowing decreased by $3 million;

•	Coast Salish Elementary project’s anticipated total cost decreased from $43 million to $38 million to reflect revised project cost. Internal borrowing decreased from $38 million to $33 million;

•	New East Side Elementary project’s year of completion was amended from 2026 to 2027 to align with revised project schedule;

•	Simon Fraser University – Student Housing project’s anticipated total cost decreased from $115 million to $114 million to reflect final project cost;

•	Okanagan College – Student Housing project’s anticipated total cost decreased from $75 million to $73 million to reflect updated project cost. The year of completion was amended from 2025 to 2024 to align with revised project schedule;

•	The University of British Columbia – Brock Commons Phase 2 Student Housing project’s anticipated total cost increased from $162 million to $165 million to reflect final project cost;

•	Royal Roads University – West Shore Learning Centre project’s internal borrowing increased from $80 million to $88 million to offset a decrease in contributions from other sources;

•	Simon Fraser University – Digital Research Infrastructure Refresh – CEDAR project’s anticipated total cost increased from $86 million to $88 million to reflect revised project cost. Increase is funded by contributions from other sources;

•	The University of British Columbia – Recreation Centre North project’s anticipated total cost increased from $68 million to $73 million to reflect revised project cost;

•	Simon Fraser University – Student Housing Phase 3 project’s anticipated total cost increased from $188 million to $197 million to reflect revised project cost. Other contributions increased from $56 million to $65 million;

16 |	First Quarterly Report 2025/26

Updated 2025/26 Financial Forecast

•	Camosun College – Student Housing project’s year of completion was amended from 2027 to 2028 to align with revised project schedule;

•	Vancouver Community College – Centre for Clean Energy & Automotive Innovation project’s year of completion was amended from 2027 to 2028 to align with revised project schedule;

•	Royal Columbian Hospital Redevelopment – Phase 1 project’s anticipated total cost decreased from $251 million to $246 million to reflect revised project cost. Internal borrowing decreased from $242 million to $240 million and other contributions decreased from $9 million to $6 million;

•	Royal Columbian Hospital Redevelopment Phases 2 & 3 project’s anticipated total cost increased from $1.244 billion to $1.249 billion to reflect revised project cost. Internal borrowing increased from $1.182 billion to $1.184 billion and other contributions increased from $62 million to $65 million;

•	Clinical and Systems Transformation project’s anticipated total cost increased from $803 million to $844 million to reflect revised project cost. Other contributions increased from $101 million to $142 million;

•	iHealth Project – Vancouver Island Health Authority project’s anticipated total cost increased from $155 million to $165 million to reflect revised project cost. Other contributions increased from $100 million to $110 million;

•	Penticton Regional Hospital Patient Care Tower project’s anticipated total cost decreased from $308 million to $297 million to reflect revised project cost. Internal borrowing decreased from $157 million to $153 million and other contributions decreased from $151 million to $144 million;

•	Lions Gate Hospital – New Acute Care Facility project’s year of completion was amended from 2024 to 2025 to align with revised project schedule;

•	Stuart Lake Hospital Replacement project’s year of completion was amended from 2024 to 2025 to align with revised project schedule;

•	Surrey Memorial Hospital – Hemodialysis Renal Centre project’s year of completion was amended from 2025 to 2026 to align with revised project schedule;

•	Mills Memorial Hospital Replacement project’s internal borrowing decreased from $513 million to $510 million and other contributions increased from $120 million to $123 million;

•	Burnaby Hospital Redevelopment – Phase 1 project’s year of completion was amended from 2026 to 2027 to align with revised project schedule;

•	Royal Inland Hospital Phil and Jennie Gaglardi Tower project’s anticipated total cost increased from $457 million to $490 million to reflect revised project cost. Internal borrowing increased from $243 million to $276 million;

•	Abbotsford Long-Term Care project’s year of completion was amended from 2027 to 2028 to align with revised project schedule;

•	Delta Long-Term Care project’s year of completion was amended from 2027 to 2028 to align with revised project schedule;

•	Kamloops Cancer Centre project’s anticipated total cost increased from $359 million to $386 million to reflect revised project cost. Internal borrowing increased from $314 million to $341 million;

First Quarterly Report 2025/26	| 17

Updated 2025/26 Financial Forecast

•	Nanaimo Cancer Centre project’s anticipated total cost increased from $289 million to $329 million to reflect revised project cost. Internal borrowing increased from $289 million to $307 million and other contributions increased to $22 million;

•	St. Vincent’s Heather Long-Term Care project’s anticipated total cost increased from $207 million to $309 million to reflect revised project cost. Internal borrowing increased from $207 million to $309 million;

•	Dr. F.W. Green Memorial Home project’s anticipated total cost increased from $156 million to $236 million to reflect revised project cost. Internal borrowing increased from $94 million to $143 million and other contributions increased from $62 million to $93 million;

•	Vancouver General Hospital – Operating Rooms Renewal Phase 2 project’s anticipated total cost increased from $332 million to $423 million to reflect revised project cost. Internal borrowing increased from $312 million to $396 million and other contributions increased from $20 million to $27 million;

•	Highway 14 Corridor improvements project’s anticipated total cost increased from $77 million to $78 million to reflect final project cost;

•	Highway 1 Corridor – Falls Creek project’s internal borrowing decreased from $72 million to $59 million to reflect federal contribution of $13 million;

•	Highway 5 Corridor project’s internal borrowing decreased from $119 million to $111 million to reflect federal contribution of $8 million;

•	Highway 1 Corridor – Nicomen Bridge project’s internal borrowing decreased from $89 million to $64 million to reflect federal contribution of $25 million;

•	Blackwater North Fraser Slide project’s internal borrowing decreased from $197 million to $192 million to reflect federal contribution of $5 million;

•	Cottonwood Hill at Highway 97 Slide project’s internal borrowing decreased from $323 million to $313 million to reflect federal contribution of $10 million;

•	Highway 1 Corridor – Tank Hill project’s internal borrowing decreased from $273 million to $218 million to reflect federal contribution of $55 million;

•	Highway 1 Salmon Arm West project’s year of completion was amended from 2025 to 2026 to align with revised project schedule;

•	Belleville Terminal Redevelopment project’s anticipated total cost increased from $331 million to $416 million to reflect revised project cost. Internal borrowing increased from $289 million to $371 million and federal contribution increased from $42 million to $45 million;

•	Highway 1 Fraser Valley Corridor Improvements – 264th St. to Mount Lehman Road project’s anticipated total cost decreased from $2.340 billion to $2.250 billion to reflect revised project cost. Internal borrowing decreased by $90 million;

•	Highway 1 216th St. to 264th St. widening project’s anticipated total cost increased from $345 million to $480 million to reflect revised project cost. Internal borrowing increased from $249 million to $383 million and federal contribution increased by $1 million to $97 million. Project’s year of completion was amended from 2026 to 2029 to align with revised project schedule;

18 |	First Quarterly Report 2025/26

Updated 2025/26 Financial Forecast

•	Crosstown project’s anticipated total cost increased from $72 million to $75 million to reflect final project cost. Internal borrowing decreased from $61 million to $53 million and federal contribution increased by $11 million. Project’s year of completion was amended from 2025 to 2024 to align with revised project schedule;

•	1015 Hastings St. E. Redevelopment project’s internal borrowing decreased from $110 million to $95 million to reflect federal contribution of $15 million;

•	296 Angela Drive project’s internal borrowing increased from $142 million to $150 million, federal contribution decreased from $48 million to $42 million and other contributions decreased from $31 million to $29 million. Project’s year of completion was amended from 2026 to 2027 to align with revised project schedule;

•	926 & 930 Pandora Ave project’s anticipated total cost increased from $140 million to $153 million to reflect revised project cost. Project’s internal borrowing increased from $130 million to $132 million, federal contribution increased by $6 million and other contributions increased from $10 million to $15 million;

•	BC Hydro – Various Sites - NERC Critical Infrastructure Protection implementation project for cyber assets anticipated total cost of $61 million was reduced to $56 million as the project contingency was not required;

•	BC Hydro – Ruskin - left abutment slope sinkhole remediation project’s anticipated total cost increased from $71 million to $129 million due to more complex geotechnical conditions;

•	BC Hydro – Sperling substation metalclad switchgear replacement project’s year of completion was amended from 2026 to 2027 due to as-found site conditions and outage availability constraints; and

•	ICBC Head Office Relocation project’s anticipated total cost decreased from $162 million to $155 million to reflect revised project cost.

Provincial Debt

The provincial debt is projected to total $155.4 billion by the end of the fiscal year, $1.3 billion lower than the forecast in Budget 2025, primarily due to lower capital spending by taxpayer-supported entities, use of higher opening cash balance and changes in operating results.

First Quarterly Report 2025/26	| 19

Updated 2025/26 Financial Forecast

Table 1.5 2025/26 Provincial Debt Update 1

($ millions)
Taxpayer-supported debt forecast at Budget 2025	118,719
Changes:
Higher debt level from 2024/25	1,378
Changes in operating results	665
Non-cash items	66
Changes in cash balances [2]	(1,667)
Changes in commercial Crown corporations' retained earnings	(4)
Changes in other working capital balances [3]	569
Taxpayer-supported capital spending	(710)
Lower debt for social housing projects	(1,024)
Total taxpayer-supported changes	(727)
Taxpayer-supported debt - updated forecast	117,992

Self-supported debt forecast at Budget 2025	37,913
Changes:
Lower debt level from 2024/25	(517)
Lower capital spending	(10)
Changes in internal financing	(5)
Total self-supported changes	(532)
Self-supported debt - updated forecast	37,381
2025/26 provincial debt forecast at the First Quarterly Report	155,373

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest and foreign exchange adjustments, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

[2]	Reflects changes in cash balances at April 1, 2025 and includes all cash balances from the Consolidated Revenue Fund, School Districts, Universities, Colleges, Health Authorities, Hospital Societies and other taxpayer-supported agencies.

[3]	Changes in other working capital balances include changes in accounts receivables, accounts payable, accrued liabilities, deferred revenue, investments, restricted assets and other assets.

Taxpayer-supported debt is forecast to be $118.0 billion at the end of 2025/26, $727 million lower than forecast in Budget 2025. This decrease reflects use of higher opening cash balances of $1.7 billion, lower capital spending of $0.7 billion, and lower debt for social housing projects of $1.0 billion; offset by a higher opening balance of $1.4 billion due to prefunding in 2024/25, a higher operating deficit of 0.7 billion, and changes in other working capital balance of $0.6 billion.

The taxpayer-supported debt-to-GDP ratio is projected to end 2025/26 at 26.6 per cent, 0.1 percentage point lower than forecast in Budget 2025 due to lower debt balance. B.C.’s net liabilities-to-GDP ratio continues to be one of the lowest across jurisdictions in 2025/26 at 24.5 per cent.

Self-supported debt is forecast to be $37.4 billion at the end of 2025/26, $532 million lower than the forecast in Budget 2025, mainly due to a lower opening balance.

20 |	First Quarterly Report 2025/26

Updated 2025/26 Financial Forecast

Chart 1.4  Debt Affordability

Interest bite for Taxpayer-Supported Debt

(cents per dollar of revenue) 1

1 The ratio of interest costs (less sinking fund interest) to revenue. Figures include capitalized interest expense in order to provide a more comparable measure to outstanding debt.

While the Province’s debt level is expected to increase by $21.5 billion over the year, the B.C. government is able to borrow at relatively low interest rates. The Province’s taxpayer-supported interest bite is 5.0 cents per dollar of revenue. In addition, the Province continues to have one of the lowest debt affordability metrics relative to other Canadian provinces.

Chart 1.5  Debt Affordability Among Provinces

* Figures for 2024/25 were sourced from each jurisdiction’s Public Accounts or Budget document (if Public Accounts is not available). 2025/26 forecast figures were sourced from each jurisdiction’s Budget or Quarterly update published from December 2024 through September 2025.

First Quarterly Report 2025/26	| 21

Updated 2025/26 Financial Forecast

Details on provincial debt are shown in Table 1.12.

Total provincial debt is presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking fund investments and unamortized discounts, excludes accrued interest and foreign exchange adjustments, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

A reconciliation between provincial debt and the financial statement debt is shown in Table 1.13.

Risks to the Fiscal Forecast

The major risks to the updated economic and fiscal forecasts include a worsening trade conflict, prolonged housing market weakness, and an ongoing climate of global uncertainty that slows investment. Other risks include renewed price pressures leading to elevated interest rates, climate change impacts, immigration and population volatility, and commodity price fluctuations.

Personal and corporate income tax revenues take over one year to finalize. This data lag may cause more volatility in revenue projections. Property transfer tax and provincial sales tax revenues are impacted by the number of residential transactions, average home sale prices and the amount of taxable purchases of goods and services. Natural resource revenues are affected by international commodity prices, and the health of B.C.’s major trading partners.

The spending forecast contained in the fiscal plan is based on ministry and service delivery agency plans. Risks include changes in planning assumptions such as demand for government services in the health care, education, and community social services sectors, as well as costs associated with fighting forest fires and responding to other natural disasters.

Capital spending may be influenced by several factors including design development, procurement activity, labour shortages, ongoing supply chain issues, inflation, weather, geotechnical conditions and interest rates.

As a result of these uncertainties, the actual operating result, capital spending, and debt levels may differ from the current forecast. Government will continue to update the fiscal outlook throughout the year in the second and third quarterly reports.

The potential fiscal impacts from these risks may be partly offset by the $4.0 billion allocation in the Contingencies Vote and by assuming lower growth assumptions than the private sector for B.C.’s major trading partners in 2026.

22 |	First Quarterly Report 2025/26

Updated 2025/26 Financial Forecast

Supplementary Schedules

The following tables provide the financial results for the three months ended June 30, 2025 and the 2025/26 full-year forecast.

Table 1.6 2025/26 Operating Statement

	Year-to-Date to June 30				Full Year
	2025/26			Actual	2025/26			Actual
($ millions)	Budget	Actual	Variance	2024/25	Budget	Forecast	Variance	2024/25
Revenue	22,030	21,421	(609)	21,077	84,003	83,264	(739)	84,046
Expense	(23,348)	(22,736)	612	(20,900)	(94,915)	(94,841)	74	(91,393)
Surplus (deficit)	(1,318)	(1,315)	3	177	(10,912)	(11,577)	(665)	(7,347)
Accumulated surplus (deficit) beginning of the year before remeasurement gains (losses)	(10,348)	(8,560)	1,788	(1,213)	(10,348)	(8,560)	1,788	(1,213)
Accumulated surplus (deficit) before remeasurement gains (losses)	(11,666)	(9,875)	1,791	(1,036)	(21,260)	(20,137)	1,123	(8,560)
Effect of remeasurement gains (losses)	(408)	(941)	(533)	(721)	(408)	41	449	(1,450)
Accumulated surplus (deficit) end of period	(12,074)	(10,816)	1,258	(1,757)	(21,668)	(20,096)	1,572	(10,010)

First Quarterly Report 2025/26	| 23

Updated 2025/26 Financial Forecast

Table 1.7 2025/26 Revenue by Source

	Year-to-Date to June 30				Full Year
	2025/26			Actual	2025/26			Actual
($ millions)	Budget	Actual	Variance	2024/25 [1]	Budget	Forecast	Variance	2024/25
Taxation	4,384	4,384	-	4,100	17,751	17,686	(65)	17,026
Personal income	3,843	3,843	-	3,395	6,209	6,620	411	8,262
Corporate income	784	785	1	782	3,147	3,118	(29)	3,056
Employer health	2,768	2,733	(35)	2,751	10,961	10,787	(174)	10,363
Sales [2]	231	251	20	242	950	1,014	64	979
Fuel	795	119	(676)	613	3,046	225	(2,821)	2,606
Carbon [3]	115	97	(18)	113	450	400	(50)	412
Tobacco	997	999	2	943	4,025	4,067	42	3,837
Property	619	452	(167)	611	2,247	2,000	(247)	2,005
Property transfer	217	217	-	222	913	940	27	900
Insurance premium and other	14,753	13,880	(873)	13,772	49,699	46,857	(2,842)	49,446

Natural resource	198	151	(47)	133	920	860	(60)	672
Natural gas royalties	109	111	2	114	639	571	(68)	514
Forests	323	316	(7)	351	1,438	1,341	(97)	1,230
Other natural resource revenues [4]	630	578	(52)	598	2,997	2,772	(225)	2,416

Other revenue	505	474	(31)	538	2,733	2,690	(43)	2,911
Post-secondary education fees	624	673	49	650	2,539	2,582	43	2,557
Other Fees and licenses [5]	431	462	31	455	1,815	1,808	(7)	2,159
Investment earnings	1,143	1,327	184	1,297	4,932	7,644	2,712	5,460
Miscellaneous [6]	2,703	2,936	233	2,940	12,019	14,724	2,705	13,087

Contributions from the federal government	2,478	2,478	-	2,369	9,911	9,920	9	9,542
Health and social transfers	860	722	(138)	496	5,366	5,000	(366)	4,765
Other federal government contributions [7]	3,338	3,200	(138)	2,865	15,277	14,920	(357)	14,307

Commercial Crown corporation net income	(79)	(53)	26	45	712	712	-	587
BC Hydro	262	267	5	288	1,027	1,003	(24)	1,094
Liquor Distribution Branch	249	267	18	268	1,279	1,288	9	1,295
BC Lottery Corporation [8]	140	304	164	258	800	800	-	1,653
ICBC	34	42	8	43	193	188	(5)	161
Other [9]	606	827	221	902	4,011	3,991	(20)	4,790
Total revenue	22,030	21,421	(609)	21,077	84,003	83,264	(739)	84,046

[1]	Restated to reflect government's current accounting policies.
[2]	Includes provincial sales tax and HST/PST housing transition tax related to prior years.
[3]	Includes Carbon tax revenue in 2024/25 and in 2025/26 includes only revenue related to output based pricing system.
[4]	Columbia River Treaty, other energy and minerals, water rental and other resources.
[5]	Healthcare-related, motor vehicle, and other fees.
[6]	Includes reimbursements for health care and other services provided to external agencies, other recoveries, and an estimate of net revenue related to the tobacco settlement.
[7]	Includes contributions for health, education, community development, housing and social service programs, and transportation projects.
[8]	Net of payments to the federal government and payments to the BC First Nations Gaming Revenue Sharing Limited Partnership in accordance with section 14.3 of the Gaming Control Act (B.C.).
[9]	Includes Columbia Power Corporation, BC Railway Company, Columbia Basin power projects, and post-secondary institutions' self-supported subsidiaries.

24 |	First Quarterly Report 2025/26

Updated 2025/26 Financial Forecast

Table 1.8 2025/26 Expense by Ministry, Program and Agency

	Year-to-Date to June 30				Full Year
	2025/26			Actual	2025/26			Actual
($ millions)	Budget	Actual	Variance	2024/25 [1]	Budget	Forecast	Variance	2024/25[1]
Office of the Premier	4	4	-	5	18	18	-	16
Agriculture and Food	40	34	(6)	59	143	143	-	333
Attorney General	237	255	18	253	900	900	-	913
Children and Family Development	631	636	5	589	2,443	2,443	-	2,430
Citizens' Services	173	198	25	196	705	705	-	761
Education and Child Care	2,884	2,914	30	2,886	9,828	9,834	6	9,796
Emergency Management and Climate Readiness	14	32	18	31	125	125	-	436
Energy and Climate Solutions	21	25	4	23	112	112	-	558
Environment and Parks	52	66	14	69	221	227	6	273
Finance	333	298	(35)	269	1,534	1,534	-	2,689
Forests	205	265	60	267	891	1,504	613	1,428
Health	9,405	8,959	(446)	7,708	35,144	35,144	-	33,521
Housing and Municipal Affairs	622	604	(18)	453	1,542	1,542	-	1,742
Indigenous Relations and Reconciliation	47	80	33	51	187	187	-	298
Infrastructure	10	5	(5)	10	55	55	-	45
Jobs, Economic Development and Innovation	30	41	11	58	117	117	-	221
Labour	6	6	-	10	26	26	-	48
Mining and Critical Minerals	14	103	89	13	61	68	7	70
Post-Secondary Education and Future Skills	930	926	(4)	898	3,516	3,516	-	3,520
Public Safety and Solicitor General	279	297	18	278	1,137	1,137	-	1,174
Social Development and Poverty Reduction	1,425	1,427	2	1,390	5,747	5,747	-	5,176
Tourism, Arts, Culture and Sport	43	51	8	51	192	192	-	230
Transportation and Transit	291	288	(3)	278	1,192	1,192	-	1,465
Water, Land and Resource Stewardship	48	69	21	75	221	221	-	353
Total ministries and Office of the Premier	17,744	17,583	(161)	15,920	66,057	66,689	632	67,496
Management of public funds and debt	680	655	(25)	545	2,762	2,902	140	2,343
Contingencies Vote	-	-	-	-	4,000	4,000	-	1
Funding for capital expenditures	744	631	(113)	508	7,259	6,626	(633)	4,438
Refundable tax credit transfers	892	905	13	775	3,408	2,668	(740)	3,047
Legislative Assembly and other appropriations	60	58	(2)	51	243	243	-	299
Total appropriations	20,120	19,832	(288)	17,799	83,729	83,128	(601)	77,624
Elimination of transactions between appropriations [2]	(6)	(6)	-	(12)	(24)	(23)	1	(29)
Prior year liability adjustments	-	-	-	-	-	-	-	(226)
Consolidated revenue fund expense	20,114	19,826	(288)	17,787	83,705	83,105	(600)	77,369
Expenses recovered from external entities	1,106	1,067	(39)	795	6,221	6,141	(80)	6,762
Elimination of funding provided to service delivery agencies	(12,042)	(12,259)	(217)	(10,517)	(52,755)	(52,169)	586	(48,523)
Total direct program spending	9,178	8,634	(544)	8,065	37,171	37,077	(94)	35,608
Service delivery agency expense
School districts	2,752	2,825	73	2,675	9,361	9,407	46	9,269
Universities	1,696	1,679	(17)	1,640	7,333	7,189	(144)	6,978
Colleges and institutes	455	453	(2)	461	1,849	1,831	(18)	1,911
Health authorities and hospital societies	7,434	7,233	(201)	6,263	30,509	30,648	139	29,123
Other service delivery agencies	1,833	1,912	79	1,796	8,992	8,989	(3)	8,504
Total service delivery agency expense	14,170	14,102	(68)	12,835	58,044	58,064	20	55,785
Subtotal expense	23,348	22,736	(612)	20,900	95,215	95,141	(74)	91,393
Expenditure management	-	-	-	-	(300)	(300)	-	-
Total expense	23,348	22,736	(612)	20,900	94,915	94,841	(74)	91,393

[1]	Restated to reflect government's organization and accounting policies as of June 30, 2025.
[2]	Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

First Quarterly Report 2025/26	| 25

Updated 2025/26 Financial Forecast

Table 1.9 2025/26 Expense by Function

	Year-to-Date to June 30				Full Year
	2025/26			Actual	2025/26			Actual
($ millions)	Budget	Actual	Variance	2024/25 [1]	Budget	Forecast	Variance	2024/25
Health [2]	10,316	9,699	(617)	8,625	39,047	39,195	148	38,182
Education [3]	5,333	5,271	(62)	5,103	19,849	19,757	(92)	19,609
Social services	2,864	2,824	(40)	2,525	11,336	10,586	(750)	10,922
Protection of persons and property	638	680	42	655	2,672	2,682	10	3,183
Transportation	592	598	6	603	2,897	2,778	(119)	2,933
Natural resources and economic development	891	1,206	315	1,048	4,567	5,184	617	6,165
Other [4]	1,042	778	(264)	844	3,423	3,449	26	4,022
Contingencies Vote [5]	-	-	-	-	4,000	4,000	-	-
General government	524	570	46	533	2,064	2,064	-	2,132
Debt servicing	1,148	1,110	(38)	964	5,060	5,146	86	4,245
Total expense	23,348	22,736	(612)	20,900	94,915	94,841	(74)	91,393

[1]	Figures have been restated to reflect government's accounting policies as of June 30, 2025.
[2]	Payments for healthcare services by the Ministry of Social Development and Poverty Reduction and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.
[3]	Payments for training costs by the Ministry of Social Development and Poverty Reduction made on behalf of its clients are reported in the Education function.
[4]	Other spending includes the expenditure management savings target of $300 million for 2025/26.
[5]	Contingencies for the prior fiscal year are reported in the relevant functions; the current year forecast is not yet allocated to functions.

26 |	First Quarterly Report 2025/26

Updated 2025/26 Financial Forecast

Table 1.10 2025/26 Capital Spending

	Year-to-Date to June 30				Full Year
	2025/26			Actual	2025/26			Actual
($ millions)	Budget	Actual	Variance	2024/25	Budget	Forecast	Variance	2024/25
Taxpayer-supported
Education
School districts	371	409	38	295	1,508	1,546	38	1,199
Post-secondary institutions	327	216	(111)	292	1,708	1,661	(47)	1,527
Health	359	278	(81)	231	5,009	4,602	(407)	3,226
BC Transportation Financing Authority	1,211	867	(344)	720	5,069	4,751	(318)	3,013
BC Transit	34	40	6	18	289	329	40)	151
Government ministries	148	56	(92)	106	653	651	(2)	468
Social housing [1]	193	127	(66)	131	888	867	(21)	603
Other	47	52	5	36	250	257	7	192
Total taxpayer-supported	2,690	2,045	(645)	1,829	15,374	14,664	(710)	10,379
Self-supported
BC Hydro	1,011	835	(176)	1,018	4,469	4,469	-	4,015
Columbia Basin power projects [2]	5	4	(1)	4	18	18	-	16
BC Railway Company	2	2	-	2	5	5	-	4
ICBC	8	6	(2)	11	199	191	(8)	43
BC Lottery Corporation [3]	24	10	(14)	7	105	105	-	100
Liquor Distribution Branch	7	2	(5)	5	32	30	(2)	22
Other [4]	-	-	-	-	-	-	-	143
Total self-supported	1,057	859	(198)	1,047	4,828	4,818	(10)	4,402
Total capital spending	3,747	2,904	(843)	2,876	20,202	19,482	(720)	14,781

[1]	Includes BC Housing Management Commission (BCHMC).
[2]	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.
[3]	Excludes right-of-use assets except for 2024/25 full year actual.
[4]	Includes post-secondary institutions' self-supported subsidiaries.

First Quarterly Report 2025/26	| 27

Updated 2025/26 Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million [1]
Note: Information in bold type denotes changes from Budget 2025 released on March 4, 2025

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Jun. 30, 2025	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Schools
Centennial Secondary [2]	2017	60	1	61	61	-	-	-
New Westminster Secondary [2]	2021	98	9	107	107	-	-	-
Quesnel Junior School [2]	2022	48	1	49	49	-	-	-
Stitó:s Lá:lém totí:lt Elementary Middle School [2]	2022	53	1	54	49	-	-	5
Coast Salish Elementary [2]	2023	28	10	38	33	-	-	5
Burnaby North Secondary [2]	2024	117	-	117	108	-	-	9
Eric Hamber Secondary [2]	2024	94	12	106	94	-	-	12
Victoria High School [2]	2024	99	1	100	97	-	-	3
Cedar Hill Middle	2025	35	19	54	50	-	-	4
Cowichan Secondary [2]	2025	85	1	86	84	-	-	2
Henry Hudson Elementary	2025	35	25	60	49	-	-	11
North East Latimer Elementary	2025	29	23	52	52	-	-	-
Richmond City Centre East Site [2]	2025	61	-	61	6	-	-	55
Burke Mountain Secondary	2026	74	86	160	135	-	-	25
Carson Elementary	2026	20	41	61	61	-	-	-
New Cloverley Elementary	2026	21	43	64	61	-	-	3
Sníne Elementary
- (formerly Pineview Valley Elementary)	2026	24	41	65	65	-	-	-
New East Side Elementary	2027	3	56	59	59	-	-	-
George Pringle Secondary
- (formerly Westside Secondary)	2027	44	80	124	121	-	-	3
La Vallée (Pemberton) Elementary	2027	8	58	66	66	-	-	-
Prince Rupert Middle	2027	5	122	127	127	-	-	-
Smith Middle and Secondary	2027	2	304	306	306	-	-	-
Cameron Elementary	2028	2	66	68	68	-	-	-
Guildford Park Secondary	2028	2	63	65	60	-	-	5
John Diefenbaker Elementary	2028	1	52	53	53	-	-	-
Mission Secondary	2028	1	175	176	175	-	-	1
Montgomery Middle	2028	-	87	87	87	-	-	-
Pitt Meadows Secondary	2028	-	144	144	144	-	-	-
Tamanawis Secondary	2028	3	54	57	52	-	-	5
Clayton Heights Secondary	2029	-	90	90	89	-	-	1
Fleetwood Park Secondary	2029	1	78	79	79	-	-	-
Olympic Village Elementary	2029	1	150	151	151	-	-	-
Burtch Road Middle School	2030	-	101	101	101	-	-	-
North Langford Secondary	2030	-	219	219	219	-	-	-
Seismic mitigation program [3]	2030	1,826	200	2,026	2,026	-	-	-
Total schools		2,880	2,413	5,293	5,144	-	-	149
Post-secondary institutions
Simon Fraser University – Student Housing [2]	2023	114	-	114	73	-	-	41
University of Victoria – Student Housing [2]	2023	243	-	243	128	-	-	115
Okanagan College – Student Housing [2]	2024	72	1	73	73	-	-	-
The University of British Columbia
–Brock Commons Phase 2 - Student Housing [2]	2024	165	-	165	2	-	-	163

Post-secondary institutions projects are continued on the next page

28 |	First Quarterly Report 2025/26

Updated 2025/26 Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million [1]
Note: Information in bold type denotes changes from Budget 2025 released on March 4, 2025

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Jun. 30, 2025	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Post-secondary institutions projects continued
British Columbia Institute of Technology – Student Housing	2025	125	19	144	129	-	-	15
Capilano University – Student Housing	2025	37	21	58	41	-	-	17
North Island College – Student Housing	2025	63	15	78	76	-	-	2
Royal Roads University – West Shore Learning Centre	2025	96	12	108	88	-	-	20
Simon Fraser University
–Digital Research Infrastructure Refresh - CEDAR [2]	2025	81	7	88	25	-	41	22
The University of British Columbia
–Recreation Centre North [2]	2025	68	5	73	-	-	-	73
–School of Biomedical Engineering [2]	2025	137	2	139	25	-	-	114
– The Gateway Building	2025	164	31	195	-	-	-	195
University of the Fraser Valley – Student Housing	2025	64	41	105	88	-	-	17
The University of British Columbia
– x̌əl sic snpax̌nwixʷtn - UBCO	2026	55	64	119	-	-	-	119
University of Victoria
– Engineering and Computer Science Building Expansion	2026	54	96	150	97	-	-	53
British Columbia Institute of Technology
– Trades and Technology Complex	2027	12	206	218	186	-	1	31
Capilano University – Squamish Student Housing	2027	52	3	55	48	-	-	7
Douglas College – Academic and Student Housing	2027	64	268	332	232	-	-	100
Okanagan College – Centre for Food, Wine and Tourism	2027	1	56	57	52	-	-	5
Simon Fraser University – Student Housing Phase 3	2027	12	185	197	132	-	-	65
The University of British Columbia
– Sauder School of Business Power House Expansion	2027	15	136	151	-	-	-	151
– UBCO Downtown Kelowna Project	2027	-	54	54	-	-	-	54
Vancouver Island University – Student Housing and Dining	2027	16	91	107	106	-	-	1
Camosun College - Student Housing	2028	1	154	155	152	-	-	3
Vancouver Community College
– Centre for Clean Energy & Automotive Innovation	2028	44	271	315	295	-	-	20
Kwantlen Polytechnic University
– Student Housing and Dining	2029	-	143	143	118	-	-	25
University of Victoria – Student Housing Expansion	2029	-	178	178	121	-	-	57
The University of British Columbia
– Student Housing - Lower Mall Precinct	2029	4	556	560	300	-	-	260
– Canada's Immuno-Engineering and Biomanufacturing
Hub: Advanced Therapeutics Manufacturing Facility	2030	6	64	70	22	-	42	6
Total post-secondary institutions		1,765	2,679	4,444	2,609	-	84	1,751
Health facilities
Royal Columbian Hospital Redevelopment – Phase 1 [2]	2020	246	-	246	240	-	-	6
Red Fish Healing Centre for Mental Health and Addiction - θəqiʔ ɫəwʔənəq leləm [2]	2021	129	2	131	131	-	-	-
Penticton Regional Hospital Patient Care Tower [2]
– Direct procurement	2022	65	-	65	14	-	-	51
– P3 contract	2019	232	-	232	-	139	-	93
Dogwood Lodge Long-term Care Home Replacement [2]	2023	65	-	65	-	-	-	65

Health projects are continued on the next page

First Quarterly Report 2025/26	| 29

Updated 2025/26 Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million [1]
Note: Information in bold type denotes changes from Budget 2025 released on March 4, 2025

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Jun. 30, 2025	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Health projects continued
Clinical and Systems Transformation	2025	844	-	844	702	-	-	142
iHealth Project – Vancouver Island Health Authority	2025	165	-	165	55	-	-	110
Lions Gate Hospital – New Acute Care Facility	2025	293	33	326	160	-	-	166
Nanaimo Regional General Hospital
– ICU/HAU Redevelopment	2025	44	16	60	22	-	-	38
Stuart Lake Hospital Replacement	2025	147	11	158	140	-	-	18
Surrey Memorial Hospital
– Interventional Cardiology and Interventional Radiology	2025	14	83	97	97	-	-	-
– Hemodialysis Renal Centre	2026	25	60	85	84	-	-	1
Mills Memorial Hospital Replacement	2026	616	17	633	510	-	-	123
Royal Columbian Hospital Redevelopment Phases 2 & 3	2026	859	390	1,249	1,184	-	-	65
University Hospital of Northern BC Redevelopment Phase 1 – Site Preparation	2026	32	71	103	62	-	-	41
Burnaby Hospital Redevelopment – Phase 1	2027	351	282	633	599	-	-	34
Campbell River Long-Term Care	2027	1	133	134	80	-	-	54
Cowichan District Hospital Replacement	2027	633	813	1,446	1,148	-	-	298
Dawson Creek and District Hospital Replacement	2027	318	272	590	413	-	-	177
Immunization BC Digital Platform	2027	64	11	75	75	-	-	-
Nanaimo Long-Term Care	2027	2	284	286	172	-	-	114
New St. Paul's Hospital	2027	1,616	564	2,180	1,327	-	-	853
Richmond Long-Term Care	2027	1	177	178	178	-	-	-
Royal Inland Hospital Phil and Jennie Gaglardi Tower
– Direct procurement	2027	132	70	202	112	-	-	90
– P3 contract	2022	288	-	288	-	164	-	124
Western Communities Long-Term Care	2027	2	222	224	157	-	-	67
Abbotsford Long-Term Care	2028	25	186	211	157	-	-	54
Centre for Children and Youth Living with Health Complexity	2028	45	265	310	224	-	-	86
Delta Long-Term Care	2028	4	176	180	162	-	-	18
East Kootenay Regional Hospital
– Oncology and Renal Redevelopment	2028	-	59	59	-	-	-	59
Fort St. John Long-Term Care	2028	-	155	155	109	-	-	46
Kamloops Cancer Centre	2028	4	382	386	341	-	-	45
Nanaimo Cancer Centre	2028	15	314	329	307	-	-	22
St. Vincent's Heather Long-Term Care	2028	18	291	309	309	-	-	-
Cariboo Memorial Hospital Redevelopment	2029	159	208	367	257	-	-	110
Chilliwack Long-Term Care	2029	7	267	274	246	-	-	28
Cottonwoods Long-Term Care Replacement	2029	-	187	187	112	-	-	75
Dr. F.W. Green Memorial Home	2029	3	233	236	143	-	-	93
New Surrey Hospital and BC Cancer Centre	2029	853	2,028	2,881	2,816	-	-	65
St. Paul's Hospital Clinical Support and Research Centre	2029	58	580	638	332	-	-	306
Vancouver General Hospital – Operating Rooms Renewal - Phase 2	2029	93	330	423	396	-	-	27
Burnaby Hospital Redevelopment – Phase 2 and BC Cancer Centre	2030	17	1,798	1,815	1,771	-	-	44
Squamish (Hilltop) Long-Term Care	2030	-	286	286	286	-	-	-
University Hospital of Northern BC Redevelopment Phase 2 – Acute Care Tower	2031	1	1,578	1,579	1,246	-	-	333
Richmond Hospital Redevelopment	2033	36	1,923	1,959	1,889	-	-	70
Total health facilities		8,522	14,757	23,279	18,765	303	-	4,211

30 |	First Quarterly Report 2025/26

Updated 2025/26 Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million [1]
Note: Information in bold type denotes changes from Budget 2025 released on March 4, 2025

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Jun. 30, 2025	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Transportation
Highway 99 10-Mile Slide [2]	2021	83	5	88	88	-	-	-
Highway 4 Kennedy Hill Safety Improvements [2]	2022	57	10	67	53		14	-
Highway 14 Corridor improvements [2]	2023	78	-	78	49	-	29	-
Highway 91 to Highway 17 and Deltaport Way Corridor improvements [2]	2023	250	10	260	87	-	82	91
West Fraser Road Realignment [2]	2023	84	10	94	82	-	12	-
Highway 1 Corridor – Falls Creek [2]	2024	86	57	143	59	-	84	-
Highway 1 Kicking Horse Canyon Phase 4 [2]	2024	593	8	601	386	-	215	-
Highway 1 Quartz Creek Bridge Replacement [2]	2024	102	17	119	69	-	50	-
Highway 5 Corridor [2]	2024	249	101	350	111	-	239	-
BC Transit Victoria HandyDART Facility [2]	2025	73	11	84	41	-	21	22
Highway 1 Chase Four-Laning [4]	2025	150	46	196	184	-	12	-
Highway 1 Corridor – Nicomen Bridge [2]	2025	90	54	144	64	-	80	-
Highway 7 Widening – 266th St. to 287th St.	2025	85	45	130	101	-	29	-
Highway 17 Keating Cross Overpass	2025	54	23	77	58	-	17	2
Highway 99 / Steveston Interchange, Transit & Cycling Improvements	2025	75	62	137	137	-	-	-
Pattullo Bridge Replacement	2025	1,107	530	1,637	1,637	-	-	-
Blackwater North Fraser Slide	2026	14	189	203	192	-	11	-
Cottonwood Hill at Highway 97 Slide	2026	27	308	335	313	-	22	-
Highway 1 Corridor – Tank Hill	2026	94	199	293	218	-	75	-
Highway 1 Ford Road to Tappen Valley Road Four-Laning	2026	147	96	243	161	-	82	-
Highway 1 Salmon Arm West [5]	2026	93	47	140	109	-	31	-
Highway 1 Selkirk	2026	13	116	129	97	-	32	-
Highway 8 Corridor	2026	15	215	230	220	-	10	-
Highway 95 Bridge Replacement	2026	28	62	90	61	-	29	-
Kootenay Lake ferry service upgrade	2026	79	38	117	100	-	17	-
Quesnel-Hydraulic Road Slide	2026	1	79	80	80	-	-	-
Broadway Subway [6]	2027	1,921	1,033	2,954	1,957	-	897	100
Highway 1 Bus on Shoulder McKenzie to Colwood Interchange	2027	7	88	95	68	-	27	-
Highway 1 Goldstream Safety Improvements	2027	18	144	162	162	-	-	-
Highway 1 Jumping Creek to MacDonald	2027	67	178	245	199	-	46	-
Highway 1 R.W. Bruhn Bridge	2027	90	170	260	169	-	91	-
Highway 1 Sackum Overhead Bridge Replacement	2027	5	88	93	93	-	-	-
Belleville Terminal Redevelopment	2028	24	392	416	371	-	45	-
Highway 1 Fraser Valley Corridor Improvements 264th St. to Mount Lehman Road	2028	294	1,956	2,250	2,250	-	-	-
Highway 1 216th St. to 264th St. widening	2029	115	365	480	383	-	97	-
Surrey Langley SkyTrain Project	2029	1,381	4,615	5,996	4,441	-	1,306	249
Fraser River Tunnel Project [7]	2030	288	3,860	4,148	4,148	-	-	-
Highway 1 Fraser Valley Corridor Improvements Mount Lehman Road to Highway 11	2031	74	2,577	2,651	2,651	-	-	-
Total transportation		8,011	17,804	25,815	21,649	-	3,702	464

First Quarterly Report 2025/26	| 31

Updated 2025/26 Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million [1]
Note: Information in bold type denotes changes from Budget 2025 released on March 4, 2025

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Jun. 30, 2025	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Housing
Stanley New Fountain [2]	2023	77	1	78	9	-	-	69
58 W Hastings [2]	2024	154	6	160	67	-	21	72
Crosstown [2]	2024	75	-	75	53	-	11	11
Vancouver Parkside	2025	-	54	54	54	-	-	-
1015 Hastings St. Development	2025	116	35	151	95	-	37	19
320 Hastings St. E. Redevelopment	2025	59	27	86	49	-	5	32
128 to 134 East Cordova St.	2026	65	101	166	36	-	27	103
1410 E King Edward Ave	2026	3	76	79	73	-	-	6
296 Angela Drive	2027	120	101	221	150	-	42	29
2086-2098 W 7th Ave	2028	3	105	108	92	-	-	16
Clark & 1st Ave	2028	16	172	188	32	-	121	35
1451 Bertram St.	2029	1	119	120	120	-	-	-
926 & 930 Pandora Ave	2029	3	150	153	132	-	6	15
Total housing		692	947	1,639	962	-	270	407
Other taxpayer-supported
Nanaimo Correctional Centre Replacement [2]	2024	180	1	181	181	-	-	-
FIFA World Cup 2026 - Stadium Capital Improvements	2026	41	68	109	109	-	-	-
Provincial Archives, Research and Collections Campus (formerly RBCM Collections and Research Building)	2026	180	90	270	270	-	-	-
Connect the Basin – high-speed internet infrastructure	2027	2	74	76	43	-	29	4
Total other taxpayer-supported		403	233	636	603	-	29	4
Total taxpayer-supported		22,273	38,833	61,106	49,732	303	4,085	6,986
Power generation and transmission
BC Hydro
– Mica replace units 1-4 generator transformers project [2]	2022	83	6	89	89	-	-	-
– Various Sites - NERC Critical Infrastructure Protection implementation project for cyber assets [2]	2023	55	1	56	56	-	-	-
– Lake Buntzen 1 Coquitlam tunnel gates refurbishment project [2]	2023	64	10	74	74	-	-	-
– Wahleach refurbish generator project [2]	2023	57	4	61	61	-	-	-
– Bridge River 1 - penstock concrete foundation refurbishment project [2]	2024	61	4	65	65	-	-	-
– Capilano substation upgrade project [2]	2024	74	3	77	77	-	-	-
– G.M. Shrum G1 to 10 control system upgrade [2]	2024	72	4	76	76	-	-	-
– Mica modernize controls project [2]	2025	56	-	56	56	-	-	-
– Natal - 60-138 kV switchyard upgrade project	2025	78	23	101	101	-	-	-
– Site C project [8]	2025	14,529	1,471	16,000	16,000	-	-	-
– Vancouver Island radio system project	2025	53	5	58	57	-	-	1
– Various Sites - EV charging infrastructure implementation program	2025	72	1	73	55	-	10	8
– 2L143 - cable replacement project	2026	16	84	100	100	-	-	-
– Cheakamus recoat units 1 and 2 penstocks (interior and exterior) project	2026	42	11	53	53	-	-	-
– Comox - Puntledge flow control improvements project	2026	42	11	53	53	-	-	-

Power generation and transmission projects are continued on the next page

32 |	First Quarterly Report 2025/26

Updated 2025/26 Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from Budget 2025 released on March 4, 2025

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Jun. 30, 2025	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Power generation and transmission projects continued
– Mainwaring station upgrade project	2026	76	78	154	154	-	-	-
– Mica townsite apartment accommodation project	2026	20	47	67	67	-	-	-
– Ruskin - left abutment slope sinkhole remediation project	2026	65	64	129	129	-	-	-
– Distribution design modernization project	2027	6	48	54	54	-	-	-
– Fleetwood - Distribution load interconnection (SLS Servicing) project	2027	4	154	158	77	-	-	81
– Kimberley to Marysville - substation relocation project	2027	5	68	73	73	-	-	-
– Long Lake terminal station - transmission load interconnection project	2027	10	70	80	79	-	-	1
– Materials classification facility project	2027	26	50	76	76	-	-	-
– Minette - transmission load interconnection project	2027	9	63	72	52	-	-	20
– Sperling substation metalclad switchgear replacement project	2027	62	14	76	76	-	-	-
– Ladore spillway seismic upgrade project	2028	75	298	373	373	-	-	-
– Mica - U1 - U4 circuit breaker and iso-phase bus replacement project	2028	25	151	176	176	-	-	-
– Northwest - substations outage mitigation project	2028	25	64	89	87	-	-	2
– Peace to Kelly Lake stations sustainment project	2028	127	217	344	344	-	-	-
– Prince George to Terrace capacitors project	2028	167	415	582	481	-	97	4
– Treaty Creek Terminal - transmission load interconnection (KSM) project	2028	60	108	168	81	-	-	87
– Burrard switchyard - control building upgrade project	2029	6	51	57	57	-	-	-
– John Hart dam seismic upgrade project	2029	373	539	912	912	-	-	-
– Kootenay Canal modernize controls project	2029	24	37	61	61	-	-	-
– Bridge River 1 replace units 1-4 generators/ governors project	2032	28	285	313	313	-	-	-
Total power generation and transmission		16,547	4,459	21,006	20,695	-	107	204
Other self-supported
ICBC Head Office Relocation	2028	-	155	155	155	-	-	-
Total self-supported		16,547	4,614	21,161	20,850	-	107	204
Total projects over $50 million		38,820	43,447	82,267	70,582	303	4,192	7,190

[1]	Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may highlight projects that still require final approval. Capital costs reflect current government accounting policy.
[2]	Assets have been put into service and only trailing costs remain.
[3]	The Seismic Mitigation Program consists of spending to date on Phase 2 of the program and may include spending on projects greater than $50 million included in the table.
[4]	Project is delivered in two segments, the Chase Creek Road to Chase West reached substantial completion in 2023 and the Chase West to Chase Creek Bridge is expected to complete in 2025.
[5]	Project is delivered in two segments, the Salmon Arm West 1st Ave to 10th Ave reached substantial completion in 2023 and the Salmon Arm West 10th Ave to 10th St. is expected to complete in 2026.
[6]	The Broadway Subway Project forecast and value of costs incurred to date include the City of Vancouver in-kind contribution of land rights, in keeping with the approved project budget. Under current government accounting, purchased intangible assets are given accounting recognition, and contributed intangible assets, such as land use rights or licenses are not.
[7]	The Fraser River Tunnel is forecasted to open to the public in 2030 with the removal of the existing tunnel to follow.
[8]	The approved project cost estimate (June 2021) is $16 billion, with an approved project in-service date of 2025. The first, second, third, and fourth generating units are in-service, in October 2024, December 2024, February 2025, and March 2025, respectively, with all four units ahead of their approved schedule in-service dates. The anticipated project cost and costs to date include capital costs, charges subject to regulatory deferral and certain operating expenditures.

First Quarterly Report 2025/26	| 33

Updated 2025/26 Financial Forecast

Table 1.12 2025/26 Provincial Debt 1

	Year-to-Date to June 30				Full Year
	2025/26			Actual	2025/26			Actual
($ millions)	Budget	Actual	Variance	2024/25	Budget	Forecast	Variance	2024/25
Taxpayer-supported debt
Provincial government
Operating	25,000	23,025	(1,975)	21,127	29,703	32,054	2,351	24,516
Capital [2]	46,750	46,384	(366)	41,309	52,268	51,827	(441)	45,539
Total provincial government	71,750	69,409	(2,341)	62,436	81,971	83,881	1,910	70,055

Taxpayer-supported entities
BC Transportation Financing Authority	25,600	25,045	(555)	22,208	29,775	28,835	(940)	24,078
Health authorities and hospital societies	2,350	2,326	(24)	2,379	2,287	2,283	(4)	2,333
Post-secondary institutions	978	968	(10)	900	984	986	2	976
Social housing [3]	1,537	1,340	(197)	1,152	2,584	1,560	(1,024)	1,237
Other	536	438	(98)	382	1,118	447	(671)	410
Total taxpayer-supported entities	31,001	30,117	(884)	27,021	36,748	34,111	(2,637)	29,034
Total taxpayer-supported debt	102,751	99,526	(3,225)	89,457	118,719	117,992	(727)	99,089
Self-supported debt	35,909	35,842	(67)	33,024	37,913	37,381	(532)	34,788
Total provincial debt	138,660	135,368	(3,292)	122,481	156,632	155,373	(1,259)	133,877

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest and foreign exchange adjustments, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.
[2]	Includes debt incurred by the government to fund the building of capital assets in the education, health, social housing and other sectors.
[3]	Includes debt incurred by BC Housing Management Commission (BCHMC) to fund investments in affordable housing. The debt forecast reflects projects that have been approved as of June 2025.

34 |	First Quarterly Report 2025/26

Updated 2025/26 Financial Forecast

Table 1.13 2025/26 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	June 30,	March 31,
($ millions)	2025	2025	2026
Financial assets:
Cash and temporary investments	13,341	8,486	7,786
Other financial assets	24,071	24,895	26,663
Sinking funds	562	569	396
Investments in commercial Crown corporations:
Retained earnings	16,985	17,293	18,526
Recoverable capital loans	33,577	34,495	35,708
Total investments in commercial Crown corporations	50,562	51,788	54,234
Total financial assets	88,536	85,738	89,079
Liabilities:
Accounts payable, accrued liabilities and others	24,395	22,204	24,859
Deferred revenue	16,213	17,451	17,804
Debt:
Taxpayer-supported debt	99,089	99,526	117,992
Self-supported debt	34,788	35,842	37,381
Total provincial debt	133,877	135,368	155,373
Add: debt offset by sinking funds	562	569	396
Add: foreign exchange adjustments	2,434	1,290	958
Less : guarantees and non-guaranteed debt	(1,639)	(1,588)	(1,679)
Financial statement debt	135,234	135,639	155,048
Total liabilities	175,842	175,294	197,711
Net liabilities	(87,306)	(89,556)	(108,632)
Capital and other non-financial assets:
Tangible capital assets	72,736	74,031	84,130
Other non-financial assets	4,560	4,709	4,406
Total capital and other non-financial assets	77,296	78,740	88,536
Accumulated deficit	(10,010)	(10,816)	(20,096)

Changes in Financial Position

	Year-to-Date	Forecast
	June 30,	March 31,
($ millions)	2025	2026
Deficit for the period	1,315	11,577
Change in remeasurement (gains) losses	(509)	(1,491)
Increase in accumulated deficit	806	10,086

Capital and other non-financial asset changes:
Taxpayer-supported capital investments	2,045	14,664
Less: amortization and other accounting changes	(750)	(3,270)
Increase in net capital assets	1,295	11,394
Increase (decrease) in other non-financial assets	149	(154)
Increase in capital and other non-financial assets	1,444	11,240
Increase in net liabilities	2,250	21,326

Investment and working capital changes:
Investment in commercial Crown corporations:
Increase in retained earnings	308	1,541
Self-supported capital investments	859	4,818
Less: loan repayments and other accounting changes	59	(2,687)
Increase in investment in commercial Crown corporations	1,226	3,672
Increase (decrease) in cash and temporary investments	(4,855)	(5,555)
Increase (decrease) in other working capital	1,784	371
Increase (decrease) in investment and working capital	(1,845)	(1,512)
Increase in financial statement debt	405	19,814
Change in sinking fund debt and foreign exchange adjustments	1,137	1,642
Increase (decrease) in guarantees and non-guaranteed debt	(51)	40
Increase in total provincial debt	1,491	21,496

First Quarterly Report 2025/26	| 35

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PART 2 | ECONOMIC REVIEW AND OUTLOOK1

Summary

B.C.’s economic performance remains resilient, despite disruption and uncertainty from the global trade conflict. Strong year-to-date retail sales, steady employment gains, and an easing interest rate environment have supported B.C.’s economy, while housing market weakness has weighed on the economic outlook. Exports have been volatile, with merchandise trade volumes and commodity prices influenced by developments in global demand in response to U.S. tariffs and reaction from other countries. B.C.’s diverse economy and greater access to non-U.S. markets will help mitigate impacts stemming from the ongoing trade conflict. A summary of tariffs included in the First Quarterly Report and how they compare with Budget 2025 is discussed on page 39.

The Ministry of Finance (Ministry) estimates that B.C.’s economy grew by 1.2 per cent in 2024. The Ministry forecasts economic growth to increase to 1.5 per cent in 2025 and then slow to 1.3 per cent in 2026. Exports and investment are expected to weaken in the near-term as U.S. tariffs disrupt established trade flows, and continued uncertainty impacts investment decisions. Stable inflation and a pivot to domestic consumption supports retail trade in the near-term, while lower immigration levels are expected to limit employment growth. Economic growth is expected to slow slightly in 2026 as consumption growth eases from the strong pace observed in early 2025, and the global trade conflict persists. Over the medium-term (2027 to 2029), real GDP growth is expected to average 2.1 per cent annually, supported by a return to more typical immigration levels and a modest export recovery. Overall, the Ministry’s forecast for B.C. real GDP growth is within the range of private sector forecasters.

Chart 2.1  Ministry’s Outlook for B.C. Compared to Private Sector

1 Reflects data available as of August 20, 2025, unless otherwise indicated.

First Quarterly Report 2025/26	| 37

Economic Review and Outlook

The main downside risks to B.C.’s economic outlook include a worsening global trade conflict, prolonged housing market weakness, and an ongoing environment of uncertainty that slows investment. Other risks include renewed price pressures leading to elevated interest rates, climate change impacts, immigration and population volatility, and commodity price instability.

British Columbia Economic Activity and Outlook

The Ministry’s forecast for B.C. real GDP growth in 2025 has been revised down to 1.5 per cent from the Budget 2025 forecast of 1.8 per cent, and the forecast for 2026 has been lowered to 1.3 per cent from 1.9 per cent. The downward revision reflects worsening developments in the global trade conflict including the implementation of U.S. tariffs and Canadian retaliatory tariffs as well as a slowdown in the housing market. The forecast for 2025 is aided by growth in retail sales, exports, and employment in the first quarter (January to March period), but the annual outlook is expected to worsen as the impacts of tariffs and continued uncertainty offset early gains. Nominal GDP growth for 2025 has been revised down to 4.0 per cent from 4.3 per cent in Budget 2025, and in 2026 down slightly to 4.2 per cent from 4.3 per cent, reflecting changes in real GDP, which are partly offset by higher prices.

Table 2.1 British Columbia Economic Indicators

	First Quarter	Second Quarter	Year-to-date
	Jan. to Mar. 2025	Apr. to Jun. 2025	Jan. to Jun. 2025
	change from	change from	change from
All data seasonally adjusted, per cent change	Oct. to Dec. 2024	Jan. to Mar. 2025	Jan. to Jun. 2024
Employment	+1.1	+0.6	+1.1
Manufacturing shipments	-0.5	-4.5	+0.2
Exports	+8.1	-11.2	-0.6
Retail sales[1]	+1.6	+1.7	+6.6
Consumer price index[2]	+2.6	+2.1	+2.4
Housing starts	-29.5	+60.3	-6.7
Residential sales units	-12.3	-7.0	-6.8
Residential average sale price	-4.5	-0.7	-3.9
Non-residential building permits	+18.0	-34.3	+3.7

[1]	Data to May

[2]	Quarterly calculations for CPI are year-over-year, e.g. First Quarter is Jan. to Mar. 2025 change from Jan. to Mar. 2024

The near-term outlook for B.C. is supported by gains in consumer spending due to lower interest rates and stable inflation. While tariffs are expected to put upward pressure on inflation across Canada, those effects are partly offset by the removal of the consumer carbon tax. Meanwhile, U.S. tariffs, persistent uncertainty, and an expanding global trade conflict are expected to lower real export activity in 2025 and slow growth in 2026 below expectations in Budget 2025. Employment growth is expected to soften in the near-term while the unemployment rate is expected to remain higher but stable through 2026 as slower employment growth is offset by low migration and population growth. Residential construction activity is expected to remain slower through 2026 amid global trade uncertainty, low population growth, and the lagged effects of elevated interest rates and subdued home sales.

38 |	First Quarterly Report 2025/26

Economic Review and Outlook

Over the medium-term, B.C.’s economy is expected to recover from a period of global trade uncertainty and low population growth, with average annual real GDP growth of 2.1 per cent and average annual nominal GDP growth of 4.4 per cent. The 2027 to 2029 period is supported by stable labour market growth and an export recovery supported by LNG production. Residential construction is forecast to strengthen through the medium-term, supported by provincial, local, and federal government housing policies that are expected to boost the industries’ productive capacity.

U.S. Tariff Assumptions in the First Quarterly Report

At the time of release, Budget 2025 did not explicitly incorporate U.S. tariffs on Canada, Mexico, and the rest of the world in the economic outlook (base case), since tariffs had not yet been enacted, and significant uncertainty persisted regarding their magnitude and timing. Instead, the Ministry of Finance completed an additional scenario for the potential impacts of U.S. tariffs on Canada, Mexico, and China, as well as retaliatory tariffs, using information up to February 4, 2025 (tariff scenario). The First Quarterly Report now explicitly incorporates tariffs into the economic outlook. The tariffs are assumed to remain in place for the duration of the forecast horizon (i.e. 2025 to 2029). The tariffs incorporated in the First Quarterly Report lead to a lower economic forecast than in the budget base case. The results are less severe than the tariff scenario as the current tariffs are less stringent than those assumed in the scenario.

The First Quarterly Report economic outlook includes all tariffs and supports announced and enacted as of August 1, 2025. Any policy changes or new tariffs announced after August 1 have not been incorporated into the outlook, including the removal of some of Canada’s retaliatory tariffs announced on August 22 (effective September 1).

The tariffs leveraged by the U.S. on Canadian exports as of August 1, 2025 include the following:

•	35 per cent (previously set at 25 per cent) on all Canadian exports to the U.S. that are not compliant with the Canada-United States-Mexico Free Trade Agreement (CUSMA), with a lower rate (10 per cent) for energy products and potash;

•	50 per cent on steel and aluminum products and content in derivatives;

•	50 per cent on copper products and content in derivatives;

•	25 per cent on automobiles, with tariffs applied to only the foreign-produced content of CUSMA-compliant automobiles; and

•	25 per cent on automobile parts that are not compliant with CUSMA.

The share of Canadian exports to the U.S. that were compliant with CUSMA was roughly 38 per cent in 2024 but has steadily risen through 2025 as Canadian exporters seek to avoid costly tariffs. In June 2025, U.S. Census Bureau data indicated that over 90 per cent of the value of Canadian merchandise trade exported to the U.S. entered duty free.

In retaliation, the Government of Canada has levied the following tariffs on U.S. exports as of August 1, 2025:

•	25 per cent on roughly $60 billion worth of U.S. goods (note that some of these tariffs were removed after August 1); and

•	25 per cent on U.S. vehicles that are not compliant with CUSMA, and 25 per cent on the U.S. content of CUSMA-compliant vehicles.

First Quarterly Report 2025/26	| 39

Economic Review and Outlook

Beyond the level of tariffs, there have also been a number of programs announced by the federal government to help Canadian businesses, including supports for businesses and workers that are exposed to U.S. trade, tariff remissions for businesses that prove exceptional circumstances, and a 6-month exemption for U.S. goods that are imported for use in manufacturing, health care, public safety, and achieving national security objectives. The First Quarterly Report assumes that the federal government will support businesses using revenue generated from retaliatory tariffs.

B.C. is less exposed to U.S. trade than other provinces, with nearly half of all goods exports going to non-U.S. destinations. Compared with the scenario in Budget 2025, the scope of tariffs has decreased, since that scenario did not feature exemptions for exports compliant with CUSMA. Furthermore, the Budget 2025 tariff scenario assumed retaliation on $155 billion worth of U.S. goods, which is greater than the scope of current retaliatory tariffs.

U.S. trade policy continues to be highly uncertain, with key aspects such as CUSMA-compliance rates, tariff-exposure, and tariff-levels all likely to change over the forecast horizon. Paired with the renegotiation of CUSMA and efforts to diversify trade to new foreign and domestic markets, B.C.’s outlook for international trade remains dynamic and uncertain. As the situation evolves, the Ministry will continue to incorporate new developments into the economic outlook.

Labour Market

Labour market growth has remained steady in 2025 despite easing immigration and international trade uncertainty. Overall, employment grew by 1.1 per cent (+33,500 jobs) year-to-date to July 2025 compared with the same period last year. Full-time employment increased by nearly 16,800 jobs and part-time employment increased by around 16,700 jobs on a year-to-date basis. During this period, the composition of net job creation was balanced between the private sector (+15,300 jobs), public sector (+10,200 jobs), and for self-employed workers (+8,000 jobs).

On an industry basis, year-to-date employment gains were concentrated in the service sector (+25,400 jobs), led by professional, scientific, and technical services (+14,800 jobs); wholesale and retail trade (+7,800 jobs); and transportation and warehousing (+5,800 jobs). Employment in the goods sector increased by 8,100 jobs compared with the same period last year, with growth in construction (+15,500 jobs) and manufacturing (+7,500 jobs) offsetting losses in forestry, fishing, mining, oil, and gas (-6,800 jobs) and agriculture (-5,500 jobs).

The provincial unemployment rate has risen, as labour force growth outpaced job gains. B.C.’s unemployment rate was 5.9 per cent in July 2025 and averaged 6.0 per cent year-to-date, 0.8 percentage points below the national average. Meanwhile, the job vacancy rate declined compared to the first five months of 2024, falling to 3.1 per cent in April and May 2025, its lowest level since 2016.

40 |	First Quarterly Report 2025/26

Economic Review and Outlook

Chart 2.2  B.C. Employment

The size of B.C.’s labour force increased by 1.8 per cent year-to-date to July 2025, slower than the 2.7 per cent annual growth in 2024. Landed immigrants accounted for the majority of the growth in the labour force so far this year, with the province experiencing a net loss of labour force members born in Canada. B.C.’s labour force participation rate averaged 65.1 per cent, down 0.6 percentage points from first seven months of 2024. The labour force participation rate for the prime-age group has been mostly unchanged over the first seven months of 2025 compared with the same period last year, but the average participation rate among the 15 to 24 years age group has fallen by over three percentage points over the same period.

Employee compensation (i.e., aggregate wages, salaries, and employers’ social contributions) in B.C. increased by 3.4 per cent year-to-date to March 2025 compared with the same period of 2024, reflecting a combination of job gains and rising wages. So far this year, the average hourly wage rate rose by 3.3 per cent compared to the first seven months of 2024. On average, wages grew faster than the consumer price index for B.C., which increased by 2.3 per cent over the first seven months of 2025.

Outlook

In the near-term, decreased immigration levels and international trade disruptions are expected to slow employment growth. The Ministry forecasts employment in B.C. to increase by 1.3 per cent in 2025 (approximately +37,900 jobs), followed by annual growth of 0.6 per cent in 2026 (approximately +16,700 jobs). Over the medium-term, employment growth is forecast to average 1.0 per cent annually.

The province’s unemployment rate is expected to average 6.1 per cent in 2025 and 6.0 per cent in 2026, as slower employment growth is offset by low migration and population growth. B.C.’s unemployment rate is forecast to trend down over the medium-term to 5.5 per cent in 2029, as trade disruption is expected to stabilize and employment growth improves.

First Quarterly Report 2025/26	| 41

Economic Review and Outlook

Employee compensation is expected to rise by 4.0 per cent in 2025, and 3.7 per cent in 2026. Over the balance of the forecast horizon, employee compensation is projected to grow by between 3.6 per cent and 3.9 per cent annually.

Demographics

On April 1, 2025, B.C.’s population was 5.72 million people, up 0.9 per cent from the same date in 2024. During the January to March (first quarter) period of 2025, the province experienced a net outflow of 1,385 migrants, down from an inflow of 40,149 people over the same period of 2024. This follows years of significant population growth.

Underlying the decrease in net migration in the first quarter was lower net international migration (from +42,199 persons to +251 persons). The decrease in net international migration was a result of a significant decline in the number of net non-permanent (temporary) residents from +28,136 persons to -10,921 persons. The change from net inflow to outflow was largely driven by a decline in quarterly net temporary work permit holders from +18,933 to -1,743, and an accelerated outflow of study permit holders from -2,275 to -11,742. Overall, the decrease in international migration to B.C. and other provinces reflects lower immigration targets for permanent residents and new admission targets for non-permanent residents introduced in the federal government’s 2025‑2027 Immigration Levels Plan (ILP) announced in October 2024.

A net loss of interprovincial migrants (-1,636 persons) also contributed to the overall outflow of migrants from B.C. in the first quarter of 2025. The province has experienced an outflow of interprovincial migrants in the last seven consecutive quarters.

Outlook

B.C.’s July 1 population is projected to increase by 0.4 per cent in 2025, decline by 0.2 per cent in 2026, and then rise by 1.0 per cent on average over the 2027 to 2029 period.

B.C. is expected to experience a total net migration loss of about 4,400 persons in 2025 and a small gain of 5,700 persons in 2026. The moderation in the total net migration forecast largely reflects an expected net outflow of non-permanent residents between 2025 and 2026 due to restrictive ILP targets. The province is expected to continue experiencing a net loss of interprovincial migrants in 2025, before turning positive in 2026. From 2027 to 2029, total net migration is expected to stabilize and average around 67,200 persons. International migrants are expected to account for approximately 85 per cent of total migrants over the medium-term.

42 |	First Quarterly Report 2025/26

Economic Review and Outlook

Consumer Spending and Inflation

Consumer spending has been strong so far this year, reflecting lower inflation, lower interest rates, the temporary federal GST/HST holiday, and a rush to purchase goods prior to the implementation of U.S. tariffs. Year-to-date to May, B.C. nominal retail sales increased by 6.6 per cent, while consumer prices rose by 2.4 per cent, indicating growth in both sales volumes and prices. Year-to-date sales increases were led by higher spending at motor vehicles and parts dealers (+17.1 per cent) and sporting goods, hobby, musical instrument, book and miscellaneous retailers (+25.5 per cent). Partially offsetting these increases was a decline in spending at gasoline stations and fuel vendors (-6.5 per cent), and at furniture, home furnishings, electronics and appliances retailers (-7.4 per cent).

Sales at food services and drinking places in B.C., a component of the service sector, rose by 6.0 per cent year-to-date to May 2025 compared to the same period in 2024.

Consumer sentiment in B.C. has been heavily weighed down by trade uncertainty and tariffs. The Conference Board of Canada’s consumer confidence index for B.C. averaged 63.5 points in the first eight months of 2025, compared with 76.6 points during the same period in 2024, and well below historical averages. The Bank of Canada’s latest Canadian Survey of Consumer Expectations released in July 2025 finds similar concerns at the national level, as sentiment remains weak due to uncertainty related to the trade conflict and consumer expectations of high inflation and a weak labour market.

Chart 2.3  B.C. Retail Sales

Sources: Statistics Canada; Haver Analytics

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Economic Review and Outlook

Inflation in B.C. has continued to moderate as the price growth of services gradually eased while inflation for goods remained subdued. Year-to-date to July, inflation was 2.3 per cent in 2025 compared with 2.8 per cent in the same period of 2024. Price growth this year continues to be led by shelter (+3.4 per cent) and food (+2.8 per cent). While shelter inflation remains above the headline rate, it eased to 2.7 per cent in July, driven by lower price growth for owned accommodation costs. Easing shelter inflation reflects slower growth in mortgage interest costs, new housing supply, weaker population growth, and lower natural gas costs. Price inflation for goods has been volatile, as upward pressure from tariffs and trade uncertainty has been partially offset by the temporary federal GST/HST tax break and the removal of the B.C. consumer carbon tax.

Chart 2.4  B.C. Inflation

Sources: Statistics Canada; Haver Analytics

Outlook

The Ministry forecasts that real household consumption will increase by 3.0 per cent in 2025, supported by spending on both goods and services, followed by a 1.5 per cent gain in 2026. Annual growth is then expected to be between 2.3 per cent and 2.5 per cent over the 2027 to 2029 period.

After a strong start to 2025, nominal retail sales are expected to ease later this year and into 2026, as the effects of trade conflict, uncertainty, and lower population growth weigh on consumer demand for goods. The Ministry forecasts nominal retail sales to grow by 5.2 per cent in 2025, 2.7 per cent in 2026, and by 3.6 per cent on average over the 2027 to 2029 period.

Consumer price growth is expected to remain relatively constant, with trade conflict and uncertainty continuing to keep prices elevated in the near-term. Consumer price inflation in B.C. is forecast to be 2.3 per cent in both 2025 and 2026, then average 2.0 per cent for the balance of the forecast horizon, as trade conflict pressures ease and monetary policy works to bring inflation down to the Bank of Canada’s target of around 2 per cent.

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Economic Review and Outlook

Housing

Homebuilding has trended lower so far this year, with weaker demand weighing on new construction. Reduced migration levels from the 2025-2027 Immigration Levels Plan, lagged effects of elevated interest rates, affordability concerns, and economic uncertainty have eased housing demand in the near-term, resulting in uncertainty over financing and pre-sales for developers. Housing starts decreased 3.3 per cent year-to-date to July 2025; however, housing starts averaged 45,443 annualized units over this period, above the ten-year historical average of 43,185 units, and were high in June and July. In areas with 10,000 or more people, single-unit housing starts fell by 10.1 per cent over this period, while multiple-unit housing starts decreased by 3.6 per cent. Among Census Metropolitan Areas (CMA) in B.C., homebuilding in the first seven months of 2025 was lower than the same period in 2024 in Vancouver (-5.2 per cent) and Kelowna ( -35.6 per cent) while homebuilding was higher in Victoria (+29.6 per cent) and Abbotsford (+145.1 per cent). Home completions were mostly positive year-to-date to July 2025, with large increases in Abbotsford (+20.8 per cent), Vancouver (+24.8 per cent), and Kelowna (+58.7 per cent) outweighing a decrease in Victoria (-27.4 per cent).

Chart 2.5  B.C. Housing Starts

Sources: Canada Mortgage and Housing Corporation; Haver Analytics
* Historical average from Jan. 2015 to Dec. 2024

So far this year, B.C.’s housing market activity has been subdued as economic uncertainty and a pause in Bank of Canada rate cuts limit demand. Year-to-date to July, MLS home sales decreased by 5.6 per cent compared to the first seven months of 2024, and averaged 5,741 units, below the 2022 to 2024 average of 6,325 units. The decline was concentrated in the Fraser Valley (-20.1 per cent) and Greater Vancouver (-11.4 per cent), while rising sales activity in Victoria (+6.9 per cent) and Okanagan-Mainline (+7.5 per cent) provided some offset.

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Economic Review and Outlook

Chart 2.6  B.C. Home Sales and Price

Sources: Canadian Real Estate Association; Haver Analytics

Year-to-date to July, the MLS average home sale price decreased 3.7 per cent compared to the same period last year. The MLS average home sale price fell sharply in the first four months of 2025, but has since recovered some of the decline. MLS composite benchmark house prices (which account for differences in dwelling types and quality in each region) trended in different directions across major markets in B.C. on a year-to-date basis. Declines were seen in the Fraser Valley (-3.7 per cent) and Greater Vancouver (-1.4 per cent), while prices increased in Victoria (+3.1 per cent) and Okanagan Valley (+2.4 per cent).

Chart 2.7  Greater Vancouver HPI Benchmark Price

Sources: Canadian Real Estate Association; Haver Analytics

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Economic Review and Outlook

Residential building permits, a leading indicator of home construction, have been above historical levels in the first half of 2025. Year-to-date to June, the value of residential building permits increased 16.1 per cent compared with the same period in 2024, and the number of residential units permitted increased 14.9 per cent. The increase was driven by higher multiple-unit dwelling permits, which were partially offset by lower single-unit dwelling permits. Among CMAs, building permits were driven by increases in Abbotsford, Vancouver, and Kelowna, while Victoria was unchanged.

Outlook

The Ministry expects home sales activity to remain subdued in 2025. The Ministry forecasts unit home sales to decrease by 1.9 per cent in 2025, averaging below historical levels, and rebound by 12.3 per cent in 2026 as trade uncertainty eases and households take advantage of federal mortgage rule changes introduced last year. Home sales are expected to average 2.5 per cent growth annually in the 2027 to 2029 period. The average home sales price in B.C. is expected to fall by 3.1 per cent in 2025, followed by growth of 3.3 per cent in 2026, and then grow by 2.6 per cent annually on average in the medium-term. Putting unit sales and prices together, the total value of home sales is forecast to fall by 4.9 per cent in 2025, rebound by 16.0 per cent in 2026, and then average 5.2 per cent growth over the 2027 to 2029 period.

The Ministry expects B.C. housing starts to total approximately 43,150 units in 2025, below the high levels of recent years but consistent with the ten-year average. Home construction is then expected to remain steady at approximately 43,500 units 2026 and then gradually increase from 2027 to 2029, averaging around 48,500 annual units over this horizon. Lower immigration levels and population growth are expected to decrease demand for new home construction, while support from private and public sector investment, legislative actions to encourage homebuilding, and federal mortgage rule changes are expected to support housing starts.

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Economic Review and Outlook

Business and Government

The total value of non-residential building permitting has increased through the first six months of the year, increasing 3.7 per cent compared with the same period in 2024. The increase was driven by higher permit issuance for institutional and governmental building (+66.0 per cent), while declines in commercial building (-3.4 per cent) and industrial building issuance (-58.4 per cent) offset most of the gains.

Small business confidence in B.C. has been volatile in 2025 and followed international trade developments closely. After broad-based U.S. tariffs were imposed on Canada in March 2025, B.C. small business confidence levels fell to their lowest since March 2020. By June, confidence had recovered to the point that the number of B.C. small business owners expecting weaker performance over the year was similar to those expecting stronger performance. Nationally, the Canadian Federation of Independent Businesses highlighted insufficient demand, both foreign and domestic, as the primary limitation on sales or production growth for small businesses, while labour shortages have eased.

B.C.’s international tourism sector has been steady in 2025, with travelers entering B.C. increasing by 0.3 per cent year-to-date to May 2025 compared to the same period of 2024 and averaging 692,045 international travelers per month. The number of U.S. visitors grew 1.7 per cent over this period, but growth was driven by near-record highs in January, with visitors trending downward since then. The number of non-U.S. visitors fell 4.6 per cent year-to-date to May 2025, and continues to remain below pre-pandemic levels.

Outlook

The Ministry forecasts total real investment in B.C. to increase by 3.4 per cent in 2025 and 2.2 per cent in 2026, supported by strong government investment and lower borrowing costs. The Ministry forecasts moderate growth in the medium-term, averaging 0.8 per cent annually over the 2027 to 2029 period.

In the near-term, real business investment is projected to decrease by 1.3 per cent in 2025 mainly reflecting declines in machinery and equipment investment and residential construction. In 2026, real business investment is projected to experience some recovery and grow 0.9 per cent as businesses take advantage of lower borrowing costs and renew spending as the global trade conflict begins to stabilize. Over the 2027 to 2029 period, real business investment growth averages 1.5 per cent annually, supported by overall growth in all categories.

Real expenditure on goods and services by all levels of government is forecast to increase by 3.3 per cent in 2025 and then ease to 0.7 per cent growth in 2026. The Ministry expects real government spending to increase by 0.8 per cent on average annually over the 2027 to 2029 period.

The Ministry expects nominal net operating surplus of corporations (an approximation of corporate profits) to increase by 1.5 per cent in 2025 and by 3.6 per cent in 2026, supported by easing operating costs and federal government transfers to businesses. Net operating surplus is expected to grow between 2.8 per cent and 7.9 per cent annually over the 2027 to 2029 period.

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Economic Review and Outlook

External Trade and Commodity Markets

So far this year, the global trade conflict and uncertainty have driven fluctuations in B.C. merchandise exports. During the first six months of 2025, the value of B.C. goods exports decreased by 0.6 per cent compared to the same period in 2024. Exports were elevated from January to March as trade partners stockpiled goods in anticipation of U.S. tariffs, while exports experienced a steep decline in April as tariffs took effect and stockpiling eased. Low metallurgical coal prices have also weighed on B.C.’s exports to non-U.S. destinations, decreasing the value of exports to Asia. Year-to-date performance across industries was mixed. The decrease was driven by exports of other energy products (-20.5 per cent, primarily metallurgical coal) and forestry products and building and packing materials (-3.3 per cent). Meanwhile, gains were observed in exports of metal ores and non-metallic minerals (+24.6 per cent), natural gas and related products (+23.4 per cent), and electronic and electrical equipment and parts (+21.0 per cent).

Merchandise exports to the U.S. accounted for 53.9 per cent of B.C.’s total goods exports in the first six months of 2025. During this period, goods exports to the U.S. rose by 3.2 per cent, largely due to an increase in exports of energy products (+6.2 per cent), with large gains in natural gas and related products offsetting losses among other energy products. Meanwhile, total goods exports to non-U.S. destinations decreased by 4.8 per cent, led by lower exports to Japan (-26.1 per cent), India (-56.8 per cent) and South Korea (-21.3 per cent), partially offset by higher exports to China (+21.3 per cent). Lower exports to non-U.S. destinations were driven by a decline in the value of energy product exports, particularly coal exports to Japan, South Korea, and India, due to low metallurgical coal prices.

B.C.’s manufacturing shipments increased by 0.2 per cent year-to-date to June 2025 compared to the same period in 2024, mainly due to increased shipments of primary metal products (+14.6 per cent) and food manufacturing (+6.2 per cent), offsetting declines in transportation equipment products (-13.0 per cent).

Chart 2.8  B.C. Exports

Source: BC Stats

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Economic Review and Outlook

The price of Western spruce-pine-fir (SPF) 2x4 lumber rose by 17.8 per cent in the first seven months of 2025 compared to the same period in 2024, averaging $482 US/000 board feet. Reduced production, trade uncertainty, and anticipation of additional U.S. softwood lumber duties in July outweighed weak U.S. demand and housing starts, resulting in strong price growth so far this year.

Oil prices have fallen in 2025, with stronger than expected global supply (particularly among members of the Organization of Petroleum Exporting Countries) and softening global demand outweighing risks from geopolitical conflicts and trade uncertainty. In the first seven months of 2025, the West Texas Intermediate (WTI) oil price averaged $68.25 per barrel, down 14.6 per cent from the same period in 2024. Meanwhile, the plant inlet price of natural gas increased 18.0 per cent year-to-date and averaged $0.96 C/GJ in the first seven months of 2025. Despite the increase, natural gas prices remain low due to high North American supply.

The average price of metallurgical coal fell by 31.8 per cent year-to-date to July 2025 compared with the same period in 2024, reflecting high global supply and weak industrial activity in Asia. Prices for lead (- 7.7 per cent) and molybdenum (-0.8 per cent) were also down over the same period. Meanwhile, the price of safe-haven commodities such as gold and silver increased significantly by 39.5 per cent and 25.7 per cent respectively, along with increases in the price of zinc (+3.0 per cent) and copper (+3.7 per cent).

Outlook

Real exports of goods and services are forecast to decline by 0.7 per cent in 2025, reflecting the direct impact of U.S. tariffs and continued global trade uncertainty. In 2026, real exports of goods and services are projected to increase by 2.9 per cent, and range between 3.2 per cent and 3.8 per cent growth annually over the 2027 to 2029 period. Next year, the negative impact of U.S. tariffs on B.C. exports is expected to persist, while LNG Canada provides some offset as it reaches full export-capacity in 2026. In the latter years of the forecast horizon, LNG production from Woodfibre LNG and Cedar LNG will provide support to the outlook.

The price of lumber is forecast to average $482 US/000 board feet in 2025 and remain stable at $485 US/000 board feet in 2026, $490 US/000 board feet in 2027, and then average $495 US/000 board feet in 2028 and 2029. The plant inlet price for natural gas is expected to average $1.21 C/GJ in 2025/26, $1.95 C/GJ in 2026/27, and $1.99 C/GJ in 2027/28.

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Economic Review and Outlook

Risks to the Economic Outlook

B.C.’s economic outlook faces uncertainties concerning future developments in the ongoing global trade conflict, population growth and immigration levels, inflation, and disruptions from ongoing geopolitical conflicts and climate-related factors. Upsides to B.C.’s economy over the forecast horizon include interest rates easing quicker than expected, potential for increased interprovincial trade as provinces work towards removing trade barriers, and new private sector investments in major capital projects. Downside risks to B.C.’s economic outlook include:

•	escalation in the magnitude and scope of U.S. tariffs on Canadian exports, impacting trade flows, employment, business investment, inflation, and consumer spending;

•	persistent uncertainty in global trade policy that discourages business investment and firm growth, potentially weighing on employment, consumer spending, and housing;

•	lower immigration levels and an aging population that limit the supply of labour, potentially increasing service delivery costs, impacting business operations and exacerbating fluctuations in economic activity;

•	slower economic activity due to spending restraint by all levels of government;

•	mortgage renewals at higher rates weighing on disposable income and the housing market;

•	resurgent inflation leading to elevated interest rates over a longer period, weighing on consumer spending and business investment;

•	severe climate-related events disrupting the lives and livelihoods of British Columbians, destroying productive capital, and impacting economic activity;

•	weaker global economic activity and volatile prices for B.C.’s major commodity exports due to geopolitical conflicts and economic challenges in Europe and Asia; and

•	timing of investment, operations and exports related to the LNG projects in the province, similar to the risks that exist for other major capital projects.

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Economic Review and Outlook

External Outlook

The global economic outlook has softened in 2025, as tariffs, trade policy uncertainty, rising public debt, and the lagged impact of high interest rates in some countries continue to weigh on growth. Much of the recent economic momentum appears temporary, driven by front-loaded trade ahead of tariffs, with economic growth expected to slow later in the year. Among most of B.C.’s key global trading partners, growth has also weakened in 2025 compared with expectations in Budget 2025. In Canada, early-year momentum was supported by rising exports, however, this has been offset by a softening labour market and subdued housing activity. The U.S. economy is showing signs of slowing in the first half of the year, even though the second quarter posted stronger-than-expected growth. Much of that growth was driven by a drop in imports rather than strength in domestic demand, as consumer and business activity showed signs of cooling in response to trade disruptions and persistent inflation. In Asia, China’s economy has faced challenges from weak consumer spending and a prolonged property market downturn, while Japan’s economy has seen modest growth, impacted by moderately high inflation and a global economic slowdown. Meanwhile, the euro zone experienced modest but better-than-expected growth in the first half of the year as inflationary pressures eased, though ongoing geopolitical tensions and trade uncertainty continue to present headwinds to the outlook.

Canada

The Canadian economy grew by 2.2 per cent (annualized) in the first quarter of 2025 (January to March), following growth of 2.1 per cent in the fourth quarter of 2024 (October to December). Real GDP growth in the first quarter was driven by a 6.7 per cent increase in exports of goods and services, primarily due to higher exports of passenger vehicles and industrial machinery, equipment, and parts, ahead of U.S. tariffs. A buildup of inventories also contributed to growth; meanwhile household consumption growth slowed, partly due to lower spending on passenger vehicles. First quarter growth was moderated by higher imports and weak resale activity in residential structures. On a year-to-date basis, Canada’s real GDP was 2.3 per cent higher in the first quarter of 2025, compared with the same period in 2024.

Chart 2.9  Canadian Real GDP

Sources: Statistics Canada; Haver Analytics

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Economic Review and Outlook

Following growth of 1.9 per cent in 2024, Canadian employment continued to expand in 2025, though at a slower pace. Year‑to‑date to July 2025, employment was up by 1.6 per cent (+336,000 jobs) compared with the same period last year. The unemployment rate gradually increased this year and was 6.9 per cent in July 2025, reflecting the labour force growing faster than employment. Canada’s labour force grew 2.3 per cent through the first seven months of 2025, down from 3.0 per cent annual growth seen in 2024, as population growth continues to boost the labour force but to a lesser degree. Meanwhile, year-to-date to May 2025, job vacancies have fallen 19.8 per cent compared with the same period last year.

So far in 2025, total MLS home sales in Canada declined 1.6 per cent year-to-date to July, after 7.9 per cent annual growth in 2024. Home sales were subdued for most of the year compared to historical averages. Soft demand and an increase in listings have limited price growth in the first seven months of 2025, resulting in the national average home sale price declining 1.5 per cent year-to-date to July 2025.

Housing starts averaged 258,848 annualized units in the first seven months of 2025, up 3.0 per cent compared to the same period last year. Despite pressures from earlier elevated interest rates, skilled‑labour shortages and increasing construction costs, national housing starts remained elevated, supported by strong population growth in prior years. Within housing categories, multiple‑unit housing starts increased by 4.8 per cent year‑to‑date to July 2025, while single‑unit housing starts were up 1.4 per cent. Regionally, the increase in housing starts in 2025 so far has been primarily driven by more construction in the urban centres of Montreal (+48.3 per cent), Edmonton (+32.6 per cent), and Calgary (+21.5 per cent), partially offset by declines in Toronto (-48.5 per cent) and Vancouver (-5.2 per cent).

Consumer price inflation in Canada continued to ease in 2025 reflecting a slow but steady return to historical norms. In July 2025, consumer prices rose 1.7 per cent, down from an average of 2.4 per cent in 2024. Since the start of 2025, inflation has fluctuated between 1.7 per cent and 2.6 per cent, within the Bank of Canada’s (BoC) target range, but persistent price pressures remain. Food prices (+3.3 per cent) put upward pressure on national inflation in July, while consumer energy prices remained below their 2024 levels, reflecting the removal of the consumer carbon tax on April 1, 2025.

Canadian nominal retail sales rose 5.0 per cent year‑to‑date to May 2025 compared to the same period last year, reflecting broad based gains led by sales at motor vehicles and parts dealers, while in real terms (which exclude price effects), sales were up 3.2 per cent.

The value of Canadian merchandise exports fell in the second quarter (April to June) following a large increase in the first quarter in advance of U.S. tariffs coming into effect, and are up year‑to‑date to June 2025 (+3.1 per cent) compared with the same period last year. Gains in exports of metal and non‑metallic minerals (+17.1 per cent), consumer goods (+5.1 per cent), and energy products (+1.5 per cent) were partially offset by declines in exports of basic and industrial chemical, plastic and rubber products (-8.7 per cent), and motor vehicles and parts (-3.8 per cent). Meanwhile, service exports fell 1.8 per cent year‑to‑date to June, primarily due to a decline in travel service exports.

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Economic Review and Outlook

Outlook

The July 2025 Consensus Economics (Consensus) forecasts Canadian real GDP to rise by 1.2 per cent in 2025 (0.5 percentage points lower than the January 2025 survey) and by 1.0 per cent in 2026.

Table 2.2 Canadian Real GDP Forecast: Consensus versus B.C. Ministry of Finance

	2025	2026

	Per cent change in real GDP
B.C. Ministry of Finance	1.2	0.9
Consensus Economics (July 2025*)	1.2	1.0

* Comparable month to B.C. Ministry of Finance forecast.

Ongoing trade tensions and shifting policies are weighing on exports and business confidence, and reducing growth prospects. In the July Monetary Policy Report, the BoC noted that U.S. tariffs and trade uncertainty are likely to slow Canadian economic growth. The Ministry assumes the Canadian economy will grow by 1.2 per cent in 2025, a prudent 0.9 per cent in 2026, and then average 1.7 per cent annual growth over the 2027 to 2029 period.

Chart 2.10  Consensus Outlook for Canada in 2025

Forecast annual per cent
change in Canadian real GDP, 2025

Source: Consensus Economics

The chart above represents forecasts for Canadian real GDP growth in 2025 as polled on specific dates. For example, forecasters surveyed on January 8, 2024 had an average 2025 Canadian real GDP growth forecast of 1.9 per cent, while on August 11, 2025 they forecast 2025 Canadian real GDP to grow by 1.2 per cent.

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Economic Review and Outlook

United States

U.S. economic activity rebounded in the second quarter of 2025, with real GDP rising at an annualized rate of 3.0 per cent after a 0.5 per cent contraction in the first quarter. Much of the second quarter’s rebound was driven by falling imports (-30.3 per cent) along with a modest increase in consumer spending (+1.4 per cent). The decrease in imports largely reversed the pre‑tariff increase in imports (+37.9 per cent) in the first quarter. Overall growth in the second quarter was dampened by decreases in exports of goods (-5.0 per cent) and inventories compared with the previous quarter, both of which contributed positively in the previous quarter. Overall, U.S. real GDP has increased by 2.0 per cent year-to-date to the second quarter of 2025 compared to the same period of 2024.

Chart 2.11  U.S. Real GDP

Sources: U.S. Bureau of Economic Analysis; Haver Analytics

The U.S. labour market expanded at a slower pace than Canada over the first seven months of 2025, with nonfarm employment rising by an average of approximately 85,000 jobs each month. This represented a 1.1 per cent (+1.7 million jobs) increase in employment year-to-date to July. The unemployment rate was 4.2 per cent in July 2025, and was 0.2 percentage points higher on average in the first seven months of 2025 compared to the same period in 2024. Average hourly earnings rose 3.9 per cent year-to-date to July. Meanwhile, the U.S. labour force participation rate averaged 62.4 per cent year-to-date to July 2025, a slight decrease compared to the same period in 2024.

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Economic Review and Outlook

U.S. housing market activity has been weighed down by persistently high interest rates and growing economic uncertainty, with existing home sales reaching a nine‑month low in June. Year‑to‑date to June 2025, existing home sales saw a 0.6 per cent decline, while new single-family home sales decreased by 4.1 per cent compared to the same period last year. Year‑to‑date to June 2025, median prices increased 2.5 per cent for existing homes and declined slightly (-1.4 per cent) for new single-family homes. U.S. homebuilding increased 1.4 per cent in the first seven months of 2025 compared with the same period in 2024, driven by a 17.9 per cent increase in multiple-unit housing starts, while a decline in single-unit housing starts (-4.3 per cent) provided some offset. U.S. residential building permits, an indicator for future building activity, declined by 3.9 per cent in the first seven months of 2025 compared with the same period last year.

Chart 2.12  U.S. Housing Starts

Sources: U.S. Census Bureau; Haver Analytics

Nominal retail sales in the U.S. were up by 4.3 per cent year‑to‑date to July 2025, compared with the first seven months of 2024, supported by higher sales from non‑store retailers as well as motor vehicle and parts dealers. However, these sales (measured in nominal dollars) were somewhat inflated due to high prices and real retail sales grew at a slower rate of 1.6 per cent in the first seven months of 2025. U.S. consumer price inflation remained within the 2.3 to 3.0 per cent range in 2025 and was 2.7 per cent in July 2025. So far in 2025, energy prices (specifically gasoline) have declined, while shelter inflation remains elevated. The Conference Board U.S. consumer confidence index has declined in five of the last seven months and overall U.S. consumer sentiment was lower than last year.

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Economic Review and Outlook

Outlook

In July 2025, the Consensus survey projected U.S. economic growth of 1.5 per cent in 2025, down from 2.2 per cent in the January 2025 Consensus survey. Meanwhile for 2026, Consensus forecasts growth of 1.7 per cent.

Table 2.3 U.S. Real GDP Forecast: Consensus versus B.C. Ministry of Finance

	2025	2026

	Per cent change in real GDP
B.C. Ministry of Finance	1.6	1.4
Consensus Economics (July 2025*)	1.5	1.7

* Comparable month to B.C. Ministry of Finance forecast.

The U.S. economy is showing signs of cooling in 2025, with consumer and business activity dampened by ongoing trade disruptions and elevated tariffs. The U.S. Federal Reserve’s continued hold on interest rate cuts and ongoing inflation uncertainty continue to weigh on growth in 2025, while a modest rise in unemployment and fiscal imbalances add to the downside risks. The Ministry’s assumption for U.S. real GDP growth is slightly higher than the July Consensus for 2025 at 1.6 per cent, reflecting the second quarter figures that were released after the Consensus publication. Given uncertainty in the outlook, the Ministry prudently assumes that U.S. real GDP will grow by 1.4 per cent in 2026, with growth averaging around 1.9 per cent annually over the medium‑term.

Chart 2.13  Consensus Outlook for the U.S. in 2025

Source: Consensus Economics

The chart above represents forecasts for U.S. real GDP growth in 2025 as polled on specific dates. For example, forecasters surveyed on January 8, 2024 had an average 2025 U.S. real GDP growth forecast of 1.7 per cent, while on August 11, 2025 they forecast 2025 U.S. real GDP to grow by 1.6 per cent.

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Economic Review and Outlook

Asia

China’s economic growth slowed in the second quarter of 2025, with real GDP rising by an annualized 4.3 per cent, down from 5.6 per cent in the previous quarter. Growth was supported by strong industrial output and robust export activity, as firms front‑loaded shipments ahead of U.S. tariffs. However, weak consumer spending, falling property investment, and persistent deflationary pressures continue to weigh on domestic demand. Despite fiscal and monetary support, such as infrastructure spending, subsidies, and interest rate cuts, economic momentum remains muted. Elevated tariffs have further disrupted export flows, and uncertainty around external demand continues to weigh on China’s economy. Overall, China’s real GDP grew by 5.3 per cent year‑to‑date to the second quarter of 2025 compared to the same period in 2024.

Japan’s economy has seen modest growth, tempered by moderately high inflation, a global economic slowdown, and pressure from U.S. tariffs, which have notably impacted the country’s auto sector. Real GDP grew at an annualized rate of 1.0 per cent in the second quarter of 2025, following a 0.6 per cent increase in the first quarter. The second quarter increase was driven by a positive contribution from exports and non-residential investment. Year‑to‑date, real GDP was 1.5 per cent higher compared with the first half of 2024. Despite inflation remaining above the 2 per cent target, the Bank of Japan held its policy rate steady at 0.5 per cent at its July 31 meeting, given heightened geopolitical uncertainty over trade policies and its impact on global activity and prices.

Outlook

The July 2025 Consensus forecasts China’s real GDP to grow by 4.6 per cent in 2025 and 4.2 per cent in 2026. Although the economy showed resilience in the first half of the year, supported by front‑loaded exports and government subsidies, ongoing U.S.-China trade tensions, weak consumer confidence, and a prolonged property market downturn are expected to weigh on growth in the second half of 2025. The Ministry forecasts China’s economy to expand by 4.8 per cent in 2025, slightly above the Consensus projection, reflecting the strong first and second quarter figures. This is followed by a prudent forecast of 4.0 per cent in 2026. For the 2027 to 2029 period, the Ministry anticipates average annual growth of 4.0 per cent.

The July 2025 Consensus projects Japan’s real GDP growth at 0.8 per cent in 2025 and 0.7 per cent in 2026. While recent data show modest gains in consumer spending and some resilience in the manufacturing sector, uncertainty persists due to sticky inflation, weakening exports, and heightened trade tensions with the U.S. Given these risks, the Ministry assumes a modest pace of growth in Japan’s economy, forecasting real GDP to grow by 0.8 per cent in 2025, a prudent 0.5 per cent in 2026, and averaging 0.5 per cent annual growth over the 2027 to 2029 period.

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Economic Review and Outlook

Europe

Euro zone economic growth in the first half of 2025 remained modest, expanding by 0.5 per cent (annualized) in the second quarter, following a 2.3 per cent increase in the first quarter. Among the larger member states, Spain and France were the main contributors to the second quarter gain, with Spain’s growth driven by strong consumer spending, a rebound in business investment and rising exports. A decline in economic growth from Germany, Europe’s largest economy, contributed to the overall moderate growth for the euro zone, following modest growth in the first quarter. Euro zone real GDP grew by 1.5 per cent year-to-date to the second quarter of 2025.

Despite inflation remaining at or below the European Central Bank (ECB) target in June and July, the ECB left interest rates unchanged at 2 per cent on July 24, following seven consecutive cuts. As of June 2025, inflation in the euro zone continued to decline, reaching 2.0 per cent (in line with ECB’s target). Meanwhile, the euro zone’s unemployment rate was 6.2 per cent in June, remaining near its lowest level since the introduction of the euro in 1999.

Outlook

The July 2025 Consensus forecasted that the euro zone economy would grow by 1.1 per cent in both 2025 and 2026. Real GDP is expected to see modest gains, supported by easing price pressures and lower energy costs. However, risks remain from ongoing geopolitical tensions, trade uncertainty, and a stronger euro weighing on exports. The Ministry forecasts euro zone real GDP to grow by 1.1 per cent in 2025, followed by a prudent 0.9 per cent in 2026, and an average of 1.2 per cent annually over the medium-term.

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Economic Review and Outlook

Financial Markets

Interest Rates

Following rate cuts in 2024, the U.S. Federal Reserve (Fed) and the Bank of Canada (BoC), along with other central banks, have generally held interest rates steady in 2025. The decision to hold rates reflects a concern that tariffs, and the associated uncertainty, could lead to higher import prices and inflation. However, private sector forecasters expect rate cuts to resume in the second half of 2025.

In July 2025, the Fed kept the range for the U.S. federal funds rate unchanged at 4.25 per cent to 4.50 per cent, where it has been since December 2024. The Fed had lowered the rate by a full percentage point in late 2024 as inflation declined. More recently, it has pointed to moderate economic growth, low unemployment, and still‑elevated inflation as reasons for maintaining its current stance. The Fed also reiterated its readiness to adjust policy if needed to meet its inflation and employment objectives.

The BoC has held the target for the overnight rate steady at 2.75 per cent since March 2025, following cuts totaling 2.25 percentage points between June 2024 and March 2025. In July 2025, the BoC cited ongoing uncertainty related to tariffs, the Canadian economy’s resilience to trade disruptions so far, and underlying inflationary pressures as key reasons for pausing further rate cuts. The gap between the BoC overnight rate and the U.S. federal funds rate is now 1.75 percentage points, reflecting underlying differences between the United States and Canada in inflation expectations and economic activity. The BoC indicated that further interest rate cuts may be necessary if economic weakness continues to push inflation down and trade‑related price pressures remain contained.

Chart 2.14  Interest Rate Forecasts

Sources: Bank of Canada; U.S. Federal Reserve; and B.C. Ministry of Finance forecasts.

60 |	First Quarterly Report 2025/26

Economic Review and Outlook

Outlook

Canada and the United States have stated that they will adjust monetary policy in response to evolving risks, amid expectations of slower economic activity in 2025 for both countries. Private sector analysts are forecasting further rate cuts by the BoC and the Fed in the second half of 2025. Based on the average of six private sector forecasts as of July 16, 2025, the Ministry assumes the U.S. federal funds rate will average 4.45 per cent in 2025 and 3.65 per cent in 2026. By comparison, the BoC’s overnight target rate is expected to average 2.72 per cent in 2025 and 2.35 per cent in 2026.

Table 2.4 Private Sector Canadian Interest Rate Forecasts

	3-month Treasury Bill		10-year Government Bond
Average annual interest rate (per cent)	2025	2026	2025	2026
BMO	2.55	1.96	3.25	3.23
CIBC	2.59	2.19	3.20	3.46
National Bank	2.59	2.28	3.28	3.31
RBC	2.72	2.70	3.26	3.46
Scotiabank	2.70	2.47	3.26	3.18
TD	2.55	2.25	3.21	3.16
Average (as of July 16, 2025)	2.62	2.31	3.25	3.30

According to the same six private sector forecasters, the Canadian three-month Treasury bill interest rate is expected to average 2.62 per cent in 2025 and 2.31 per cent in 2026. Meanwhile, the 10-year Government of Canada bond rate is assumed to be 3.25 per cent in 2025 and 3.30 per cent in 2026.

Exchange Rates

The Canadian dollar exchange rate is slightly down against the US dollar so far in 2025 compared with 2024. It averaged 71.3 US cents between January and July 2025, compared to 73.5 US cents in the first seven months of 2024, amid tariff‑related uncertainty. The decline was primarily influenced by the interest rate and economic activity differentials between the two countries. Since January 2025, the Canadian dollar has appreciated against the U.S. dollar, supported by Canada’s stronger relative export position in the U.S. market compared to other countries, even amid tariffs.

First Quarterly Report 2025/26	| 61

Economic Review and Outlook

Chart 2.15  Private Sector Expectations for the Canadian Dollar

Sources: Bank of Canada and B.C. Ministry of Finance forecasts.

* Based on the average of private sector forecasts. First Quarterly Report 2025 as of July 16, 2025, and Budget 2025 as of January 9, 2025.

Outlook

Based on the average of six private sector forecasts as of July 16, 2025, the Ministry assumes the Canadian dollar will average 72.1 US cents in 2025 and 74.9 US cents in 2026.

Table 2.5 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Canadian $)	2025	2026
BMO	72.3	74.7
CIBC	72.1	73.9
National Bank	71.9	75.6
RBC	71.9	74.4
Scotiabank	72.4	76.5
TD	72.0	74.3
Average (as of July 16, 2025)	72.1	74.9

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Economic Review and Outlook

Table 2.6.1 Gross Domestic Product (GDP): British Columbia

			Forecast
	2023	2024 [e]	2025	2026	2027	2028	2029
Gross Domestic Product at Market Prices:
– Real (chained 2017 $ billions)	333.1	337.1	342.2	346.6	353.2	360.6	368.7
(% change)	2.4	1.2	1.5	1.3	1.9	2.1	2.2
– Nominal (current prices, $ billions)	409.9	426.5	443.5	462.3	481.7	502.7	526.0
(% change)	3.6	4.1	4.0	4.2	4.2	4.4	4.6
– GDP price deflator (2017 = 100)	123.1	126.5	129.6	133.4	136.4	139.4	142.7
(% change)	1.2	2.8	2.4	2.9	2.2	2.2	2.3
Real GDP per person (chained 2017 $)	60,218	59,149	59,817	60,720	61,409	61,978	62,636
(% change)	-0.8	-1.8	1.1	1.5	1.1	0.9	1.1
Real GDP per employed person	-0.2	-1.1	0.2	0.7	1.0	1.1	1.2
(% change)
Components of Real GDP at Market Prices (chained 2017 $ billions)
Household expenditure on goods and services	204.4	208.2	214.5	217.6	222.8	228.0	233.8
(% change)	1.5	1.9	3.0	1.5	2.4	2.3	2.5
– Goods	79.5	79.7	82.8	83.3	84.7	86.3	88.0
(% change)	0.3	0.3	3.9	0.7	1.6	1.9	1.9
– Services	125.1	128.7	131.9	134.5	138.3	141.8	145.9
(% change)	2.3	2.9	2.5	2.0	2.8	2.6	2.9
NPISH[1] expenditure on goods and services	5.4	5.7	5.9	6.0	6.2	6.3	6.5
(% change)	4.8	5.1	2.9	3.0	2.6	2.3	2.2
Government expenditure on goods and services	65.6	66.6	68.8	69.3	69.3	70.0	71.0
(% change)	6.9	1.6	3.3	0.7	0.0	1.1	1.3
Investment in fixed capital	87.5	87.2	90.2	92.1	91.7	92.8	94.3
(% change)	1.6	-0.3	3.4	2.2	-0.4	1.2	1.6
Final domestic demand	362.8	367.5	379.1	385.0	389.6	396.7	404.9
(% change)	2.5	1.3	3.2	1.5	1.2	1.8	2.1
Exports of goods and services	121.8	124.0	123.2	126.7	131.4	135.7	140.2
(% change)	1.4	1.8	-0.7	2.9	3.8	3.2	3.3
Imports of goods and services	155.8	155.9	160.8	165.5	168.5	172.8	177.8
(% change)	1.0	0.1	3.1	2.9	1.9	2.5	2.9
Inventory change	5.1	2.1	1.4	1.1	1.2	1.4	1.7
Statistical discrepancy	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Real GDP at market prices	333.1	337.1	342.2	346.6	353.2	360.6	368.7
(% change)	2.4	1.2	1.5	1.3	1.9	2.1	2.2

1 Non-profit institutions serving households.

e B.C. Ministry of Finance estimate.

First Quarterly Report 2025/26	| 63

Economic Review and Outlook

Table 2.6.2 Selected Nominal Income and Other Indicators: British Columbia

				Forecast
	2023	2024		2025	2026	2027	2028	2029
Compensation of employees[1] ($ millions)	203,540	216,317		224,969	233,276	241,773	251,200	261,068
(% change)	7.5	6.3		4.0	3.7	3.6	3.9	3.9
Household income ($ millions)	356,097	379,716	[e]	394,555	409,169	425,735	443,432	462,366
(% change)	9.5	6.6		3.9	3.7	4.0	4.2	4.3
Net operating surplus ($ millions)	41,160	34,940	[e]	35,466	36,749	37,794	39,647	42,776
(% change)	-23.4	-15.1		1.5	3.6	2.8	4.9	7.9
Retail sales ($ millions)	107,766	108,384		114,051	117,138	121,169	125,599	130,276
(% change)	-0.1	0.6		5.2	2.7	3.4	3.7	3.7
Housing starts (units)	50,490	45,828		43,150	43,532	46,625	48,637	50,123
(% change)	8.1	-9.2		-5.8	0.9	7.1	4.3	3.1
Residential sales ($ millions)	70,860	73,071		69,466	80,585	86,599	90,477	93,699
(% change)	-11.6	3.1		-4.9	16.0	7.5	4.5	3.6
Residential sales (units)	72,917	74,428		72,994	81,967	85,942	87,418	88,205
(% change)	-9.2	2.1		-1.9	12.3	4.8	1.7	0.9
Residential average sale price ($)	971,785	981,772		951,667	983,142	1,007,646	1,034,995	1,062,278
(% change)	-2.6	1.0		-3.1	3.3	2.5	2.7	2.6
Consumer price index (2002 = 100)	151.2	155.2		158.7	162.4	165.8	169.2	172.5
(% change)	3.9	2.6		2.3	2.3	2.1	2.0	2.0

1 Domestic basis; wages, salaries and employers' social contributions.

e B.C. Ministry of Finance estimate.

Table 2.6.3 Labour Market Indicators: British Columbia

			Forecast
	2023	2024	2025	2026	2027	2028	2029
Population (thousands at July 1)	5,532	5,698	5,721	5,708	5,752	5,818	5,886
(% change)	3.2	3.0	0.4	-0.2	0.8	1.2	1.2
Net migration (thousands)
– International[1,4]	189.8	100.3	-3.2	0.4	56.9	57.2	57.5
– Interprovincial[4]	-1.2	-5.9	-1.3	5.3	8.2	10.3	11.4
– Total	188.6	94.4	-4.4	5.7	65.1	67.5	69.0
Labour force population[2] (thousands)	4,566	4,732	4,836	4,837	4,887	4,952	5,017
(% change)	2.8	3.6	2.2	0.0	1.0	1.3	1.3
Labour force (thousands)	3,004	3,086	3,145	3,158	3,180	3,205	3,235
(% change)	3.2	2.7	1.9	0.4	0.7	0.8	0.9
Participation rate[3] (%)	65.8	65.2	65.0	65.3	65.1	64.7	64.5
Employment (thousands)	2,848	2,914	2,952	2,969	2,996	3,027	3,057
(% change)	2.6	2.3	1.3	0.6	0.9	1.0	1.0
Unemployment rate (%)	5.2	5.6	6.1	6.0	5.8	5.6	5.5

1 International migration includes net non-permanent residents and returning emigrants less net temporary residents abroad.

2 The civilian, non-institutionalized population 15 years of age and over.

3 Percentage of the labour force population in the labour force.

4 Components may not sum to total due to rounding.

64 |	First Quarterly Report 2025/26

Economic Review and Outlook

Table 2.6.4 Major Economic Assumptions

				Forecast
	2023	2024		2025	2026	2027	2028	2029
Real GDP
Canada (chained 2017 $ billions)	2,385	2,423		2,452	2,474	2,513	2,558	2,605
(% change)	1.5	1.6		1.2	0.9	1.6	1.8	1.8
U.S. (chained 2017 US$ billions)	22,671	23,305		23,678	24,009	24,466	24,930	25,379
(% change)	2.9	2.8		1.6	1.4	1.9	1.9	1.8
Japan (chained 2015 Yen trillions)	556	556		561	564	566	569	572
(% change)	1.2	0.1		0.8	0.5	0.5	0.5	0.5
China (constant 2010 US$ billions)	14,145	14,849		15,562	16,184	16,832	17,505	18,205
(% change)	5.4	5.0		4.8	4.0	4.0	4.0	4.0
Euro zone[1] (chained 2020 Euro billions)	12,862	12,976		13,119	13,237	13,396	13,556	13,719
(% change)	0.7	0.9		1.1	0.9	1.2	1.2	1.2
Industrial production index (% change)
U.S.	0.2	-0.3		0.7	0.4	1.7	1.7	1.7
Japan	-1.5	-2.9		0.3	0.7	0.8	0.8	0.8
China	4.3	5.7		4.8	4.1	3.8	3.8	3.8
Euro zone[1]	-1.7	-3.0		0.5	0.3	1.2	1.2	1.2
Housing starts (thousands)
Canada	240	245		245	230	230	230	230
(% change)	-8.2	2.1		-0.1	-6.1	0.0	0.0	0.0
U.S.	1,420	1,367		1,350	1,365	1,400	1,400	1,400
(% change)	-8.5	-3.7		-1.3	1.1	2.6	0.0	0.0
Japan	820	792		780	800	860	860	860
(% change)	-4.6	-3.3		-1.5	2.6	7.5	0.0	0.0
Consumer price index
Canada (2002 = 100)	157.1	160.9		164.3	167.9	171.4	174.8	178.3
(% change)	3.9	2.4		2.1	2.2	2.1	2.0	2.0
Canadian interest rates (%)
3-month Treasury bills	4.81	4.41		2.62	2.31	2.50	2.50	2.63
10-year government bonds	3.36	3.34		3.25	3.30	3.30	3.30	3.30
United States interest rates (%)
3-month Treasury bills	5.28	5.18		4.29	3.45	3.15	3.00	3.00
10-year government bonds	3.96	4.21		4.36	4.13	4.00	3.95	3.95
Exchange rate (US cents / Canadian $)	74.1	73.0		72.1	74.9	76.1	76.6	76.6
British Columbia goods and services
Export price deflator (% change)	-5.5	0.4	[e]	3.4	4.0	2.2	1.8	2.2

1 Euro zone (20) is Austria, Belgium, Croatia, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.

e B.C. Ministry of Finance estimate.

First Quarterly Report 2025/26	| 65

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APPENDIX | FISCAL PLAN UPDATE

Table A1 Material Assumptions – Revenue

Revenue Source and Assumptions	Budget Estimate	Updated Forecast	Plan	Plan
($ millions unless otherwise specified)	2025/26	2025/26	2026/27	2027/28	2025/26 Sensitivities
Personal income tax *	17,751	17,686	18,520	19,413
Current calendar year assumptions
Household income growth	4.1%	3.9%	3.7%	4.0%	+/- 1 percentage point change in 2025 B.C.
Employee compensation growth	4.5%	4.0%	3.7%	3.6%	household income growth equals +/- $180 to
Tax base growth	3.2%	2.9%	3.6%	3.8%	$190 million in revenue
Average tax yield	6.32%	6.32%	6.39%	6.45%
Current-year tax	17,115	17,074	17,874	18,744
Prior year's tax assessments	620	620	630	640
Unapplied taxes	150	150	150	150
B.C. Tax Reduction	(193)	(193)	(197)	(201)
Non-refundable B.C. tax credits	(160)	(160)	(160)	(160)
Policy neutral elasticity **	1.1	1.1	1.2	1.2	+/- 0.5 change in 2025 B.C. policy neutral
Fiscal year assumptions					elasticity equals +/- $340 to $360 million
Prior-year adjustment	-	(10)

2024 Tax-year	2024 Assumptions
Household income growth	6.8%	6.6%			+/- 1 percentage point change in 2024 B.C.
Tax base growth	7.4%	7.4%			household or taxable income growth equals
Average 2024 tax yield	6.27%	6.27%			+/- $190 to $200 million one-time effect
2024 tax	16,460	16,460			(prior-year adjustment) and could result in an
					additional +/- $160 to $170 million base change in 2025/26
2023 & prior year's tax assessments	610	610
Unapplied taxes	150	150
B.C. Tax Reduction	(189)	(189)
Non-refundable B.C. tax credits	(160)	(160)
Policy neutral elasticity **	1.2	1.2
* Reflects information as at August 15, 2025
** Per cent growth in current year tax revenue (excluding policy measures) relative to per cent growth in household income (calendar year).
Corporate income tax *	6,209	6,620	6,413	7,014
Components of revenue (fiscal year)
Installments – subject to general rate	6,380	6,510	6,704	7,013
Installments – subject to small business rate	318	324	334	349
Non-refundable B.C. tax credits	(222)	(222)	(227)	(232)
Advance installments	6,476	6,612	6,811	7,130
Prior-year settlement payment	(267)	8	(398)	(116)
Current calendar year assumptions
National tax base ($ billions)	571.6	602.5	623.5	648.8	+/- 1% change in the 2025 national tax base
B.C. installment share of national tax base	12.5%	12.0%	11.6%	11.8%	equals +/- $80 to $90 million
Effective percentage tax rates
(% general/small business)	12.0 / 2.0	12.0 / 2.0	12.0 / 2.0	12.0 / 2.0
Share of the B.C. tax base subject to the small business rate	23.0%	23.0%	23.0%	23.0%	+/- 1 percentage point change in the 2025 small
B.C. tax base growth (post federal measures)	-5.5%	-3.4%	4.7%	-0.3%	business share equals -/+ $70 to $80 million
B.C. net operating surplus growth	-1.2%	1.5%	3.6%	2.8%

2024 Tax-year	2024 Assumptions
B.C. tax base growth (post federal measures)	-7.6%	-3.1%
Share of the B.C. tax base subject to small business rate	23.0%	23.0%			+/- 1% change in the 2024 B.C. tax base equals
B.C. net operating surplus growth	-17.3%	-15.1%			+/- $70 to $80 million one-time effect
Gross 2024 tax	6,758	7,083			(prior-year adjustment) and could result in an
Prior-year settlement payment	(267)	8			additional installments payments of +/- $100 to $120 million in 2025/26
Prior years losses/gains (included in above)	(100)	(150)
Non-refundable B.C. tax credits	(205)	(205)

* Reflects information as at August 15, 2025
Cash received from the federal government is used as the basis for estimating revenue. Due to lags in the federal collection and installment systems, changes to the B.C. net operating surplus and tax base forecasts affect revenue in the succeeding year. The 2025/26 installments from the federal government reflects two-third of payments related to the 2025 tax year (paid during Apr-July 2025 and adjusted in Sept and Dec) and one-third of 2026 payments. Installments for the 2025 (2026) tax year are based on B.C.'s share of the national tax base for the 2024 (2025) tax year and a forecast of the 2025 (2026) national tax base. B.C.'s share of the 2023 national tax base was 13.9%, based on tax assessments as of December 31, 2024. Cash adjustments for any under/over payments from the federal government in respect of 2024 will be received/paid on March 31, 2026.

First Quarterly Report 2025/26	| 67

Appendix – Fiscal Plan Update

Table A1 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions	Budget Estimate	Updated Forecast	Plan	Plan
($ millions unless otherwise specified)	2025/26	2025/26	2026/27	2027/28	2025/26 Sensitivities
Employer health tax	3,147	3,118	3,204	3,313
Employee compensation growth	4.5%	4.0%	3.7%	3.6%	+/- 1 percentage point change in the 2025 employee compensation growth equals up to +/- $30 million
Provincial sales tax	10,961	10,787	11,200	11,591
Provincial sales tax base growth (fiscal year)	4.9%	4.2%	3.9%	3.6%	+/- 1 percentage point change in the 2025
Calendar Year nominal expenditure					consumer expenditure growth equals up to
Consumer expenditures on durable goods	3.3%	10.1%	2.7%	3.2%	+/- $25 to $30 million
Consumer expenditures on goods and services	4.2%	5.4%	3.9%	4.5%
Business investment	5.1%	3.1%	3.9%	3.0%
Other	8.2%	5.7%	6.5%	4.4%
Components of Provincial sales tax revenue					+/- 1 percentage point change in the 2025
Consolidated Revenue Fund	10,953	10,779	11,192	11,583	business investment growth equals up to
BC Transportation Financing Authority	8	8	8	8	+/- $10 to $20 million
Fuel and carbon taxes	3,996	1,239	1,363	1,423
Calendar Year
Real GDP	1.8%	1.5%	1.3%	1.9%
Gasoline volumes	-2.0%	3.5%	1.0%	0.0%
Diesel volumes	2.0%	8.0%	3.0%	2.0%
Other fuel types volumes	-1.0%	2.3%	2.4%	2.3%
Carbon tax rates (April 1)
Carbon dioxide equivalent emissions ($/tonne)	95	-	-	-
Natural gas (cents/gigajoule)	471.77 ¢	$0	$0	$0
Gasoline (cents/litre)	20.91 ¢	$0	$0	$0
Light fuel oil (cents/litre)	24.62 ¢	$0	$0	$0
Components of revenue
Consolidated Revenue Fund	490	546	553	558
BC Transit	18	18	18	18
BC Transportation Financing Authority	442	450	458	461
Fuel tax revenue	950	1,014	1,029	1,037
Carbon tax / Output-based pricing system revenue *	3,046	225	334	386
* The Carbon tax was eliminated effective April 1, 2025 and forecast includes Output-based pricing system revenue paid by large industrial emitters.

Property taxes	4,025	4,067	4,322	4,548
Calendar Year
Consumer Price Index	2.2%	2.3%	2.3%	2.1%	+/- 1 percentage point change in 2025 new
Housing starts (units)	46,543	43,150	43,532	46,625	construction & inflation growth equals up to
Home owner grants (fiscal year)	938	931	949	968	+/- $30 million in residential property taxation
					revenue
Components of revenue
Residential (net of home owner grants)	1,718	1,695	1,790	1,891
Speculation and vacancy	102	105	137	137
Non-residential	1,725	1,760	1,860	1,959	+/- 1% change in 2025 total business property
Rural area	163	169	176	185	assessment value equals up to +/- $20 million
Police	45	44	46	49	in non-residential property taxation revenue
BC Assessment Authority	121	126	128	130
BC Transit	151	168	185	197
Other taxes	3,610	3,340	3,598	3,768
Calendar Year
Population	0.2%	0.4%	-0.2%	0.8%
Residential sales value	15.9%	-4.9%	16.0%	7.5%
Real GDP	1.8%	1.5%	1.3%	1.9%
Nominal GDP	4.3%	4.0%	4.2%	4.2%
Components of revenue					+/- 1% change to 2025 residential sales value
Property transfer	2,247	2,000	2,228	2,378	equals +/- $20 million in property transfer
Additional Property Transfer Tax (included in above)	40	40	40	40	revenue, depending on property values
Tobacco	450	400	400	400
Insurance premium	870	930	960	980
Tax targeting home flipping activity	43	10	10	10

68 |	First Quarterly Report 2025/26

Appendix – Fiscal Plan Update

Table A1 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions	Budget Estimate	Updated Forecast	Plan	Plan
($ millions unless otherwise specified)	2025/26	2025/26	2026/27	2027/28	2025/26 Sensitivities
Energy, sales of Crown land tenures, metals, minerals and other *	1,845	1,695	1,904	1,893
Natural gas price					+/- $0.25 change in the natural gas
Plant inlet, $C/gigajoule	1.30	1.21	1.95	1.99	price equals +/- $100 to $200 million,
Plant outlet, $C/gigajoule	2.14	1.99	2.77	2.80	including impacts on production
Sumas, $US/MMBtu	2.37	2.17	2.83	2.87	volumes and royalty program
Natural gas production volumes					credits, but excluding any
Billions of cubic metres	76.4	77.7	78.5	81.7	changes from natural gas liquids
Petajoules	3,157	3,218	3,254	3,384	revenue (e.g. butane, pentanes)
Annual per cent change	4.0%	4.6%	1.1%	4.0%
					Sensitivities can also vary
Oil price ($US/bbl at Cushing, OK)	70.78	65.05	69.70	71.21	significantly at different price levels

Auctioned land base (000 hectares)	20	10	10	10	+/- 1% change in natural gas
Average bid price/hectare ($)	200	3,300	200	200	volumes equals +/- $10 million
Metallurgical coal price ($US/tonne, fob Australia)	218	197	208	206	in natural gas royalties
Copper price ($US/lb)	4.32	4.27	4.41	4.60	+/- 1 cent change in the exchange rate equals
					+/- $1 million in natural gas royalties
Annual electricity volumes set by treaty	2.7	2.7	2.7	2.7
(million mega-watt hours)
Mid-Columbia electricity price	69.38	76.70	80.66	72.19	+/- $10/bbl change in petroleum price
($US/mega-watt hour)					equals +/- $5 million in petroleum royalties

Exchange rate (US¢/C$, calendar year)	70.0	72.1	74.9	76.1	+/- 14% change in natural gas liquids
					(equivalent to +/- $10/bbl oil price) prices
Components of revenue					equals +/- $110 million in natural gas
Bonus bid cash sales	4	33	2	2	liquids royalties
Fees and rentals	36	36	36	36
Total bonus bids, fees and rentals	40	69	38	38	+/- 10% change in the average Mid-Columbia
Natural gas royalties after deductions and allowances	920	860	1,114	1,116	electricity price equals +/- $25 million
Petroleum royalties	47	57	41	61
Columbia River Treaty electricity sales	315	332	338	307	+/- US$20 change in the average
BC Energy Regulator fees and levies	77	76	78	80	metallurgical coal price
Coal, metals and other minerals revenue:					equals +/- $50 to $80 million
Coal tenures	8	8	8	8
Net coal mineral tax	186	83	98	99
Net metals and other minerals tax	109	67	68	81	In accordance with updated accounting
Revenue sharing payments to First Nations	118	118	96	78	standards, bonus bid revenue is recognized in
Other recoveries	7	7	7	7	full at the time an authorization for the sale of
Miscellaneous mining revenue	18	18	18	18	Crown land tenure is awarded.
Total coal, metals and other minerals revenue	446	301	295	291

Gross royalties prior to deductions and allowances
Gross natural gas revenue	443	444	720	645
Gross natural gas liquids royalties revenue	775	622	676	872

Royalty programs and infrastructure credits
Deep drilling	(74)	(69)	(40)	-
Road, pipeline, Clean Growth Infrastructure Royalty and other infrastructure programs	(124)	(33)	(66)	(107)
Total	(198)	(102)	(106)	(107)
Implicit average natural gas royalty rate	22.5%	22.0%	15.8%	11.8%

Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.

* Reflects information as at August 8, 2025

First Quarterly Report 2025/26	| 69

Appendix – Fiscal Plan Update

Table A1 Material Assumptions – Revenue (continued)

	Budget	Updated
Revenue Source and Assumptions	Estimate	Forecast	Plan	Plan
($ millions unless otherwise specified)	2025/26	2025/26	2026/27	2027/28	2025/26 Sensitivities
Forests *	639	571	559	562
Prices (calendar year average)					+/- US$50 change in SPF price equals +/- $50 to
SPF 2x4 ($US/thousand board feet)	440	482	485	490	$100 million
Crown harvest volumes (million cubic metres)
Interior	23.1	21.7	23.6	22.2	+/- 10% change in Interior harvest volumes
Coast	6.9	7.3	6.4	6.8	equals +/- $40 to $45 million
Total	30.0	29.0	30.0	29.0
B.C. Timber Sales (included in above)	5.1	3.8	5.8	5.9	+/- 10% change in Coastal harvest volumes
					equals +/- $10 to $15 million
Stumpage rates ($Cdn/cubic metre)
Total stumpage rates	18.20	16.53	15.54	16.15	+/- 1 cent change in exchange rate
					equals +/- $10 to $15 million in stumpage
Components of revenue					revenue
Timber tenures (net of revenue sharing recoveries)	191	157	142	155
Revenue sharing payments to First Nations	122	122	71	71
B.C. Timber Sales	252	217	271	261	The above sensitivities relate
Logging tax	30	30	30	30	to stumpage revenue only.
Other CRF revenue	30	31	31	31
Other recoveries	14	14	14	14
* Reflects information as at August 8, 2025
Other natural resource	513	506	579	625
Components of revenue
Water rental and licences*	443	436	509	565	+/- 5% change in water power production
Recoveries	50	50	50	40	equals +/- $15 to $20 million
Angling and hunting permits and licences	10	10	10	10
Recoveries	10	10	10	10
* Water rentals for power purposes are indexed to Consumer Price Index.

					Revenue sharing from natural gas royalties,
Total natural resource recoveries relating to					mineral tax, electricity sales under the Columbia
revenue sharing payments to First Nations	370	370	167	149	River Treaty and forest stumpage revenues.
Other revenue	12,019	14,724	12,076	12,059
Components of revenue
Fees and licences
Motor vehicle licences and permits	654	662	673	684
International student health fees	80	80	80	80
Other Consolidated Revenue Fund	521	512	512	508
Summary consolidation eliminations	(14)	(14)	(15)	(15)
Ministry vote recoveries	202	202	221	127
Taxpayer-supported Crown corporations	236	236	240	242
Post-secondary education fees	2,733	2,690	2,640	2,673
Other healthcare-related fees	578	631	637	646
School Districts	282	273	284	296
Investment earnings
Consolidated Revenue Fund	290	290	260	250
Fiscal agency loans & sinking funds earnings	1,228	1,211	1,313	1,414
Summary consolidation eliminations	(71)	(64)	(63)	(62)
Taxpayer-supported Crown corporations	47	41	38	40
SUCH sector agencies	321	330	296	287
Sales of goods and services
SUCH sector agencies	1,184	1,162	1,228	1,291
BC Infrastructure Benefits Inc	280	268	199	49
Other taxpayer-supported Crown corporations	135	136	147	150
Miscellaneous	3,333	6,078	3,386	3,399

70 |	First Quarterly Report 2025/26

Appendix – Fiscal Plan Update

Table A1 Material Assumptions – Revenue (continued)

	Budget	Updated
Revenue Source and Assumptions	Estimate	Forecast	Plan	Plan
($ millions unless otherwise specified)	2025/26	2025/26	2026/27	2027/28	2025/26 Sensitivities
Health and social transfers	9,911	9,920	10,331	10,799
National Cash Transfers
Canada Health Transfer (CHT)	54,685	54,685	57,419	60,290
Annual growth	5.0%	5.0%	5.0%	5.0%
Canada Social Transfer (CST)	17,416	17,416	17,939	18,477
B.C.'s share of national population (July 1)	13.75%	13.76%	13.71%	13.71%	+/- 0.1 percentage point change in B.C.'s
					population share equals +/- $70 million
B.C. health and social transfers revenue
CHT	7,517	7,524	7,872	8,266
CST	2,394	2,396	2,459	2,533
Other federal contributions	5,366	5,000	4,851	4,210
Components of revenue
Disaster Financial Assistance Arrangements	967	604	686	559
B.C.'s share of the federal cannabis excise tax	110	122	125	125
Other Consolidated Revenue Fund	134	120	123	124
Vote Recoveries:
Labour Market Development Agreement	296	296	296	296
Labour Market and Skills Training Program	98	98	98	98
Working Together To Improve Healthcare	408	408	-	-
Aging With Dignity	235	235	240	158
Access to Contraception and Diabetes medications and access to Diabetes devices and supplies	-	17	243	205
Drugs For Rare Diseases	65	65	65	-
Child Care	1,132	1,145	1,107	992
Child Safety, Family Support, Children in Care and with special needs	98	98	93	88
Public Transit	244	151	165	49
Local government services and transfers	198	198	172	91
Other recoveries	159	159	158	160
Taxpayer-supported Crown corporations	370	393	387	364
Post-secondary institutions	713	742	746	754
Other SUCH sector agencies	139	149	147	147
Service delivery agency direct revenue	9,898	9,999	10,005	9,976
School districts	752	777	770	782
Post-secondary institutions	5,251	5,158	5,151	5,247
Health authorities and hospital societies	1,503	1,629	1,633	1,648
BC Transportation Financing Authority	552	563	589	603
Other service delivery agencies	1,840	1,872	1,862	1,696

First Quarterly Report 2025/26	| 71

Appendix – Fiscal Plan Update

Table A1 Material Assumptions – Revenue (continued)

	Budget	Updated
Revenue Source and Assumptions	Estimate	Forecast	Plan	Plan
($ millions unless otherwise specified)	2025/26	2025/26	2026/27	2027/28	2025/26 Sensitivities
Commercial Crown corporation net income	4,011	3,991	3,928	3,971
BC Hydro	712	712	712	712	Sensitivities impacts shown below are before
					regulatory account transfers
Reservoir water inflows	100%	89%	100%	100%	+/-1% in hydro generation equals +/- $40 million
Customer demand (GWh)	57,001	55,958	59,034	58,798	+/-1% equals +/-$5 million
Electricity prices (Mid-C, $US/MWh)	65.23	64.54	69.03	69.22	+/-1% change in electricity/gas trade margin
					equals +/- $5 million
Purchases from Energy Purchase Agreements (GWh)	14,205	13,638	14,103	14,111	+/-1% equals +/-$5 million
Interest rates - variable debt	2.68%	2.33%	2.79%	2.79%	+/-100 basis points = +/- $45 million
ICBC	800	800	700	700
Vehicle growth	1.5%	1.2%	1.7%	1.7%	+/-1% equals +/-$65 million
Current claims cost percentage change	13.6%	10.9%	15.3%	7.8%	+/-1% equals +/-$45 million
Unpaid claims balance ($ billions)	9.1	8.3	8.0	8.2	+/-1% equals +/-$83 to $91 million
Investment return	4.9%	3.1%	4.4%	5.8%	+/-1% return equals +/-$178 to 183 million
Loss ratio	82.3%	76.8%	82.2%	85.7%

72 |	First Quarterly Report 2025/26

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Appendix – Fiscal Plan Update

Table A2 Natural Gas Price Forecasts – 2025/26 to 2027/28

				Adjusted to fiscal years and
Private sector forecasts (calendar year)				$C/gigajoule at plant inlet
	2025	2026	2027	2025/26	2026/27	2027/28
GLJ Henry Hub US$/MMBtu (Jul 2025)	3.73	4.50	4.16	1.74	3.06	2.74
Sproule Henry Hub US$/MMBtu (Jun 2025)	3.72	3.50	3.50	1.38	1.93	1.91
McDaniel Henry Hub US$/MMBtu (Jul 2025)	3.70	3.83	3.90	1.50	2.36	2.41
Deloitte Henry Hub US$/Mcf (Jun 2025)	3.77	4.10	4.15	0.34	2.52	2.58
GLJ Alberta AECO-C Spot CDN$/MMBtu (Jul 2025)	2.09	3.00	3.50	1.18	1.84	2.31
Sproule Alberta AECO-C Spot CDN$/MMBtu (Jun 2025)	2.18	3.42	3.28	1.40	2.06	1.99
McDaniel AECO-C Spot C$/MMBtu (Jul 2025)	2.15	3.06	3.64	1.22	1.92	2.33
Deloitte AECO-C Spot C$/Mcf (Jun 2025)	2.08	3.50	3.65	1.25	2.10	2.21
GLJ Sumas Spot US$/MMBtu (Jul 2025)	1.79	4.40	4.06	1.71	3.80	3.47
Sproule Sumas Spot CDN$/MMBtu (Jun 2025)	3.02	5.26	5.15	2.18	3.35	3.31
GLJ BC Spot Plant Gate CDN$/MMBtu (Jul 2025)	0.96	2.89	2.93	1.14	2.08	2.20
Sproule BC Station 2 CDN$/MMBtu (Jun 2025)	1.28	3.22	3.07	1.21	2.10	2.02
McDaniel BC Avg Plant Gate C$MMBtu (Jul 2025)	1.15	2.24	2.81	0.98	1.61	2.01
Deloitte BC Station 2 C$MMBtu (Jun 2025)	1.20	3.20	3.35	1.29	2.30	2.41
GLJ Midwest Chicago US$/MMBtu (Jul 2025)	3.17	4.35	4.01	2.89	3.79	3.46
Sproule Alliance Plant Gate CDN$/MMBtu (Jun 2025)	4.99	4.67	4.51	2.98	3.25	3.16
EIA Henry Hub US$/MMBtu (Jul 2025)	3.54	4.24		1.31
TD Economics Henry Hub FuturesUS$/MMBtu (Jun 2025)	3.90	4.15		1.52
Scotiabank Group Henry Hub US$/MMBtu (Jun 2025)	4.11	4.63		2.11
BMO Henry Hub US$/MMBtu (Jun 2025)	3.75	3.50		1.28
InSite Petroleum Consultants Ltd BC Spot C$/Mcf (Jun 2025)	2.14	3.42	3.58	1.34	2.14	2.27
NYMEX Forward Market converted to Plant Inlet CDN$/GJ (Jul 8, 2025)				1.28	2.84	2.45
Average all minus high/low				1.51	2.45	2.49
Average one forecast per consultant minus high/low				1.30	2.11	2.17
Natural gas royalty price forecast				1.21	1.95	1.99

GLJ: Gilbert Laustsen Jung Petroleum Consultants Ltd     US EIA: US Energy Information Administration     AECO: Alberta Energy Company

Deloitte/AJM: Deloitte L.L.P acquired Ashton Jenkins Mann Petroleum Consultants     McDaniel: McDaniel & Associates Consultants Ltd

74 |	First Quarterly Report 2025/26

Appendix – Fiscal Plan Update

Natural Gas Prices

First Quarterly Report 2025/26	| 75

Appendix – Fiscal Plan Update

Table A3 Material Assumptions – Expense

	Budget	Updated
Ministry Programs and Assumptions	Estimate	Forecast	Plan	Plan
($ millions unless otherwise specified)	2025/26	2025/26	2026/27	2027/28	2025/26 Sensitivities
Attorney General	900	900	903	903
New cases filed/processed (# for all courts)	242,000	242,000	242,000	242,000	The number of criminal cases proceeded on by the provincial and federal Crown (including appeals to higher courts in BC), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputed which would go to court for resolution.
Crown Proceeding Act (CPA)	25	25	25	25	Number of litigation cases resolved by court decisions or negotiated settlement; changes in Legal Counsel assessment of probability of payment and/or quantum; newly identified pending litigation cases

Children and Family Development	2,443	2,443	2,472	2,472
Average children-in-care caseload (#)	4,826	4,857	4,814	4,804	The average number of children-in-care is decreasing as a result of ministry efforts to keep children in family settings where safe and feasible.

Average annual residential cost per child in care ($)	210,790	187,022	195,529	201,847	The average cost per child in care is projected to increase based on the higher cost of contracted residential services and an increasing acuity of need for children in care. A 1% increase in the cost per case or a 1% increase in the average caseload will affect expenditures by $4.7 million (excluding Indigenous CFS Agencies).
Education and Child Care	9,828	9,834	9,855	9,855
Public School Enrolment (# of FTEs)	601,510	599,679	589,827	577,796	Updated forecast enrolment figures are based on submissions from school districts of their actual enrolment as at September 30, 2024 for the 2024/25 school year and projected enrolment for February and May 2025. Projections are based on the Ministry of Education and Child Care's enrolment forecasting model as of June 2025.
School age (K–12)	577,577	575,322	565,607	553,743
Continuing Education	772	772	772	772
Distributed Learning (online)	14,002	13,970	13,833	13,665
Summer	7,036	7,422	7,422	7,422
Adults	2,122	2,193	2,193	2,193

Emergency Management and Climate Readiness	125	125	125	125
Emergency and Disaster Management Act	36	36	36	36	Emergency disaster relief is unpredictable. There are a number of factors that could impact the timing of delivering recovery projects resulting from the Emergency Events.
Forests	891	1,504	909	888
BC Timber Sales	240	240	258	237	Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 1.5 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year, then capitalized expenses will also be reduced in that year.
Fire Management	238	851	238	238	Costs are driven by length of season and severity of weather conditions, severity of fires, proportion of interface fires and size of fires. Costs have ranged from a low of $47 million in 2006 to a high of $1.094 billion in 2023/24 (Fire season 2023). Current year costs are already will above the 20 year average.

76 |	First Quarterly Report 2025/26

Appendix – Fiscal Plan Update

Table A3 Material Assumptions – Expense (continued)

	Budget	Updated
Ministry Programs and Assumptions	Estimate	Forecast	Plan	Plan
($ millions unless otherwise specified)	2025/26	2025/26	2026/27	2027/28	2025/26 Sensitivities
Health	35,144	35,144	35,906	36,877
Pharmacare	1,788	1,788	1,788	1,788	A 1% change in PharmaCare utilization or prices affects costs by approximately $15 million.
Medical Services Plan (MSP)	8,128	8,128	8,271	8,400	A 1% increase in volume of services provided by fee-for-service physicians affects costs by approximately $60 million.
Regional Services	24,782	24,782	25,401	26,243	A 1% increase in volume of services provided by Health Authorities is estimated to be $240 million.
Post-Secondary Education and Future Skills	3,516	3,516	3,516	3,516
Student spaces in public institutions	209,588	209,588	209,571	209,592	Student enrolments may fluctuate due to a number of factors including economic changes and labour market needs.
Public Safety and Solicitor General	1,137	1,137	1,139	1,139	Policing, Victim Services and Corrections costs
Policing, Victim Services and Corrections	996	996	997	997	are sensitive to the volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision.
Social Development and Poverty Reduction	5,747	5,747	5,921	6,103
Temporary Assistance annual average caseload (#)	69,500	75,870	52,700	52,700	The expected to work caseload is sensitive to fluctuations in economic and employment trends. Costs are driven by changes to cost per case and caseload. Cost per case fluctuations result from changes in the needed supports required by clients, as well as caseload composition.
Disability Assistance annual average caseload (#)	130,500	129,276	127,300	127,300	The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities. Cost per case fluctuations are driven primarily by earnings exemptions which is dependent on the level of income earned by clients.
Adult Community Living:
Developmental Disabilities Programs					The adult community living caseload is sensitive to an aging population and to the level of service required. Cost per case fluctuations are driven by the proportion of clients receiving certain types of services at differing costs. For example, residential care services are significantly more costly than day programs.
Average caseload (#)	25,620	25,600	26,560	27,550
Average cost per client ($)	65,000	65,000	62,700	60,600
Personal Supports Initiative (PSI)
Average caseload (#)	3,670	3,690	4,030	4,380
Average cost per client ($)	17,400	17,400	15,900	14,700

First Quarterly Report 2025/26	| 77

Appendix – Fiscal Plan Update

Table A3 Material Assumptions – Expense (continued)

	Budget	Updated
Ministry Programs and Assumptions	Estimate	Forecast	Plan	Plan
($ millions unless otherwise specified)	2025/26	2025/26	2026/27	2027/28	2025/26 Sensitivities
Tax Transfers	3,408	2,668	2,473	2,739
Individuals	2,037.0	1,297.0	952.0	954.0
Climate Action Tax Credit	1,025.0	285.0	-	-	These tax transfers are now expensed as required
BC Family Benefit	520.0	520.0	520.0	520.0	under generally accepted accounting principles.
BC Family Benefit Bonus (temporary increase)*	62.0	62.0	-	-
Renter's Tax Credit	206.0	206.0	208.0	210.0
Sales Tax	45.0	45.0	45.0	45.0
Small Business Venture Capital	45.0	45.0	45.0	45.0
BC Senior's Home Renovation	3.0	3.0	3.0	3.0
Other tax transfers to individuals	131.0	131.0	131.0	131.0

Corporations	1,371.0	1,371.0	1,521.0	1,785.0	Changes in 2024 tax transfers will result in one-time effect (prior-year adjustment) and could result in an additional base change in 2025/26. Production services tax credit is the most volatile of all tax transfers and is influenced by several factors including delay in filing returns and assessment of claims, length of projects and changes in the exchange rates.
Film and Television	162.5	162.5	177.5	200.5
Production Services	861.8	861.8	982.0	1,189.3
Scientific Research & Experimental Development	121.3	121.3	126.3	131.3
Interactive Digital Media	141.3	141.3	151.3	180.3
Mining Exploration	60.0	60.0	60.0	60.0
Other tax transfers to corporations	24.1	24.1	23.9	23.6

2024 Tax-year	2024 Assumptions
Tax Transfers	3,118.6	3,118.6
Individuals	1,864.6	1,864.6
Corporations	1,254.0	1,254.0
Film and Television	150.0	150.0
Production Services	770.0	770.0
Scientific Research & Experimental Development	115.0	115.0
Interactive Digital Media	135.0	135.0
Other tax transfers to corporations	84.0	84.0

Management of Public Funds and Debt	2,762	2,902	3,711	4,577
Interest rates for new provincial borrowing:					Full year impact on MoPD on interest costs: - 1% change in interest rates equals $73.6 million; - $100 million increase in debt level equals $4.1 million.
Short-term	2.50%	2.50%	2.36%	2.54%
Long-term	4.29%	4.61%	4.58%	4.58%
CDN/US exchange rate (cents)	141.9	136.6	132.6	131.2
Service delivery agency net spending	10,680	10,347	10,725	10,822
School districts	706	680	690	706
Post-secondary institutions	5,286	5,082	5,126	5,226	Agency expenses, net of Provincial funding. These are mainly funded through revenue from other sources.
Health authorities and hospital societies	1,625	1,583	1,592	1,607
BC Transportation Financing Authority	2,123	2,038	2,358	2,613
BC Infrastructure Benefits Inc	280	268	198	49
Other service delivery agencies	660	696	761	621

78 |	First Quarterly Report 2025/26

Appendix – Fiscal Plan Update

Table A4  Operating Statement – 2018/19 to 2027/28 1

								Updated			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Plan	Plan	annual
($ millions)	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	change
											(per cent)
Revenue	56,950	58,493	62,047	72,391	81,790	79,623	84,046	83,264	82,848	85,189	4.6
Expense	(55,634)	(59,024)	(67,662)	(71,129)	(80,834)	(84,658)	(91,393)	(94,841)	(95,493)	(97,462)	6.4
Surplus (deficit)	1,316	(531)	(5,615)	1,262	956	(5,035)	(7,347)	(11,577)	(12,645)	(12,273)
Per cent of nominal GDP: [2]
Surplus (deficit)	0.4	-0.2	-1.8	0.4	0.2	-1.2	-1.7	-2.6	-2.7	-2.5
Per cent of revenue:
Surplus (deficit)	2.3	-0.9	-9.0	1.7	1.2	-6.3	-8.7	-13.9	-15.3	-14.4
Per capita ($): [3]
Surplus (deficit)	262	(104)	(1,085)	241	178	(910)	(1,289)	(2,024)	(2,215)	(2,134)

1 Figures have been restated to reflect government current accounting policies.

2 Surplus (deficit) as a per cent of nominal GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2025/26 amounts divided by nominal GDP for the 2025 calendar year).

3 Per capita revenue and expense is calculated using July 1 population (e.g. 2025/26 amounts divided by population on July 1, 2025).

First Quarterly Report 2025/26	| 79

Appendix – Fiscal Plan Update

Table A5 Revenue by Source – 2018/19 to 2027/28

								Updated			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Plan	Plan	annual
($ millions)	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	change
											(per cent)
Taxation revenue:
Personal income	11,364	10,657	11,118	13,704	17,268	16,443	17,026	17,686	18,520	19,413	6.1
Corporate income	5,180	5,011	4,805	5,053	9,156	6,085	8,262	6,620	6,413	7,014	3.4
Employer health	464	1,897	2,156	2,443	2,720	2,886	3,056	3,118	3,204	3,313	24.4
Sales	7,369	7,374	7,694	8,731	9,818	10,330	10,363	10,787	11,200	11,591	5.2
Fuel	1,015	1,008	936	1,022	1,021	982	979	1,014	1,029	1,037	0.2
Carbon [1]	1,465	1,682	1,683	2,011	2,161	2,642	2,606	225	334	386	-13.8
Tobacco	781	729	711	708	531	477	412	400	400	400	-7.2
Property	2,617	2,608	2,313	3,012	3,253	3,605	3,837	4,067	4,322	4,548	6.3
Property transfer	1,826	1,609	2,098	3,327	2,293	1,993	2,005	2,000	2,228	2,378	3.0
Insurance premium and other taxes	633	691	652	706	804	853	900	940	970	990	5.1
	32,714	33,266	34,166	40,717	49,025	46,296	49,446	46,857	48,620	51,070	5.1
Natural resource revenue:
Natural gas royalties	199	118	196	920	2,255	823	672	860	1,114	1,116	21.1
Bonus bids, rents on drilling rights and leases	106	60	45	45	41	42	42	69	38	38	-10.8
Columbia River Treaty	202	119	117	231	437	448	297	332	338	307	4.8
Other energy and minerals	557	386	191	795	979	637	448	434	414	432	-2.8
Forests	1,406	988	1,304	1,893	1,887	657	514	571	559	562	-9.7
Other resources	465	432	433	499	518	536	443	506	579	625	3.3
	2,935	2,103	2,286	4,383	6,117	3,143	2,416	2,772	3,042	3,080	0.5
Other revenue:
Medical Services Plan premiums	1,360	1,063	(4)	1	(1)	(1)	-	-	-	-	n/a
Post-secondary education fees	2,275	2,451	2,418	2,536	2,651	2,840	2,911	2,690	2,640	2,673	1.8
Other health-care related fees	441	475	372	417	519	591	631	631	637	646	4.3
Motor vehicle licences and permits	563	576	581	622	621	630	641	662	673	684	2.2
Other fees and licences	949	1,004	970	1,025	1,146	1,217	1,285	1,289	1,322	1,238	3.0
Investment earnings	1,243	1,263	1,264	1,306	1,314	1,708	2,159	1,808	1,844	1,929	5.0
Sales of goods and services	1,164	1,162	741	1,059	1,396	1,548	1,534	1,566	1,574	1,490	2.8
Miscellaneous [2]	2,249	2,676	2,395	2,851	3,049	3,440	3,926	6,078	3,386	3,399	4.7
	10,244	10,670	8,737	9,817	10,695	11,973	13,087	14,724	12,076	12,059	1.8
Contributions from the federal government:
Canada Health Transfer	5,182	5,523	5,701	6,431	6,432	7,117	7,203	7,524	7,872	8,266	5.3
Canada Social Transfer	1,908	1,971	2,042	2,110	2,174	2,273	2,339	2,396	2,459	2,533	3.2
Other cost shared agreements	1,962	2,041	5,151	3,439	3,921	4,344	4,765	5,000	4,851	4,210	8.9
	9,052	9,535	12,894	11,980	12,527	13,734	14,307	14,920	15,182	15,009	5.8
Commercial Crown corporation net income:
BC Hydro [3]	(428)	705	688	668	360	323	587	712	712	712	-205.8
Liquor Distribution Branch	1,104	1,107	1,161	1,189	1,199	1,148	1,094	1,003	997	997	-1.1
BC Lottery Corporation [4]	1,405	1,336	420	1,211	1,584	1,429	1,295	1,288	1,330	1,374	-0.2
ICBC	(1,153)	(376)	1,528	2,286	131	1,399	1,653	800	700	700	-194.6
Other	127	147	167	140	152	178	161	188	189	188	4.5
Accounting adjustment [3]	950	-	-	-	-	-	-	-	-	-	n/a
	2,005	2,919	3,964	5,494	3,426	4,477	4,790	3,991	3,928	3,971	7.9
Total revenue	56,950	58,493	62,047	72,391	81,790	79,623	84,046	83,264	82,848	85,189	4.6

[1]	Carbon tax revenue was eliminated effective April 1, 2025. Includes carbon tax revenue until 2024/25 and output-based pricing system revenue from large industrial emitters from 2025/26.
[2]	2025/26 Miscellaneous revenue includes $2.725 billion in one-time net revenue in relation to the tobacco settlement.
[3]	BC Hydro's loss for 2018/19 includes a write-off of a regulatory account. At the summary level, the Province recognized a $950 million adjustment in fiscal 2017/18 with respect to BC Hydro's deferred regulatory accounts.
[4]	Net of federal government payments and beginning in 2021/22, is also net of payments to the BC First Nations Gaming Revenue Sharing Limited Partnership in accordance with section 14.3 of the Gaming Control Act (B.C.).

80 |	First Quarterly Report 2025/26

Appendix – Fiscal Plan Update

Table A6 Revenue by Source Supplementary Information – 2018/19 to 2027/28 1

								Updated			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Plan	Plan	annual
	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	change
											(per cent)
Per cent of nominal GDP: [2]
Taxation and Medical Services Plan premiums	11.5	11.1	11.1	11.4	12.4	11.3	11.6	10.6	10.5	10.6	-0.9
Taxation	11.0	10.8	11.1	11.4	12.4	11.3	11.6	10.6	10.5	10.6	-0.4
Medical Services Plan premiums	0.5	0.3	-	-	-	-	-	-	-	-	n/a
Natural resources	1.0	0.7	0.7	1.2	1.5	0.8	0.6	0.6	0.7	0.6	-4.7
Other	3.4	3.5	2.8	2.8	2.7	2.9	3.1	3.3	2.6	2.5	-3.5
Other excluding
Medical Services Plan premiums	3.0	3.1	2.8	2.8	2.7	2.9	3.1	3.3	2.6	2.5	-1.9
Contributions from the federal government	3.0	3.1	4.2	3.4	3.2	3.4	3.4	3.4	3.3	3.1	0.3
Commercial Crown corporation net income	0.7	0.9	1.3	1.5	0.9	1.1	1.1	0.9	0.9	0.8	2.3
Total revenue	19.2	18.9	20.2	20.3	20.7	19.4	19.7	18.8	17.9	17.7	-0.9
Growth rates (per cent):
Taxation	15.5	1.7	2.7	19.2	20.4	-5.6	6.8	-5.2	3.8	5.0	n/a
Natural resources	12.2	-28.3	8.7	91.7	39.6	-48.6	-23.1	14.7	9.7	1.2	n/a
Other	-6.0	4.2	-18.1	12.4	8.9	11.9	9.3	12.5	-18.0	-0.1	n/a
Other excluding
Medical Services Plan premiums	3.0	8.1	-9.0	12.3	9.0	11.9	9.3	12.5	-18.0	-0.1	n/a
Contributions from the federal government	0.0	5.3	35.2	-7.1	4.6	9.6	4.2	4.3	1.8	-1.1	n/a
Commercial Crown corporation net income	89.9	45.6	35.8	38.6	-37.6	30.7	7.0	-16.7	-1.6	1.1	n/a
Total revenue	9.6	2.7	6.1	16.7	13.0	-2.6	5.6	-0.9	-0.5	2.8	n/a
Per capita ($): [3]
Taxation	6,515	6,509	6,601	7,790	9,151	8,369	8,677	8,190	8,518	8,879	3.5
Natural resources	585	411	442	839	1,142	568	424	485	533	535	-1.0
Other	2,040	2,088	1,688	1,878	1,996	2,164	2,297	2,574	2,116	2,097	0.3
Other excluding
Medical Services Plan premiums	1,769	1,880	1,689	1,878	1,996	2,165	2,297	2,574	2,116	2,097	1.9
Contributions from the federal government	1,803	1,866	2,491	2,292	2,338	2,483	2,511	2,608	2,660	2,609	4.2
Commercial Crown corporation net income	399	571	766	1,051	639	809	841	698	688	690	6.3
Total revenue	11,342	11,444	11,987	13,850	15,266	14,394	14,749	14,554	14,514	14,811	3.0
Real Per Capita Revenue (2024 $) [4]	13,710	13,517	14,051	15,794	16,284	14,775	14,749	14,232	13,871	13,864	0.1
Growth rate (per cent)	4.9	-1.4	4.0	12.4	3.1	-9.3	-0.2	-3.5	-2.5	-0.1	1.8

1 Numbers may not add due to rounding.

2 Revenue as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2025/26 revenue divided by nominal GDP for the 2025 calendar year).

3 Per capita revenue is calculated using July 1 population (e.g. 2025/26 revenue divided by population on July 1, 2025).

4 Revenue is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2025 CPI for 2025/26 revenue).

First Quarterly Report 2025/26	| 81

Appendix – Fiscal Plan Update

Table A7 Expense by Function – 2018/19 to 2027/28 1,2

								Updated			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Plan	Plan	annual
($ millions)	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	change
											(per cent)
Function:
Health:
Medical Services Plan	4,861	5,013	5,145	5,776	6,006	7,071	8,240	8,355	8,501	8,630	6.6
Pharmacare	1,494	1,517	1,501	1,579	1,711	1,906	1,974	2,118	2,118	2,088	3.8
Regional services	15,002	16,054	18,290	19,574	21,715	25,261	27,288	27,620	27,991	28,646	7.5
Other healthcare expenses	800	872	677	662	890	625	680	1,114	1,096	1,096	3.6
Total health	22,157	23,456	25,613	27,591	30,322	34,863	38,182	39,207	39,706	40,460	6.9
Education:
Elementary and secondary	7,255	7,584	7,444	8,085	8,585	9,285	9,990	10,463	10,133	10,157	3.8
Post-secondary	6,398	6,846	6,872	7,357	7,517	8,403	8,856	8,903	9,029	8,970	3.8
Other education expenses	442	312	630	361	891	791	763	1,152	742	981	9.3
Total education	14,095	14,742	14,946	15,803	16,993	18,479	19,609	20,518	19,904	20,108	4.0
Social services:
Social assistance	2,202	2,342	3,141	2,910	3,157	3,009	3,599	3,741	3,912	4,091	7.1
Child welfare	1,652	1,940	2,226	2,254	3,168	3,941	4,547	4,549	4,480	4,360	11.4
Low income tax credit transfers	414	435	1,131	754	1,746	733	1,015	330	45	45	-21.9
Community living and other services	1,075	1,170	1,291	1,350	1,581	1,601	1,761	2,107	1,990	1,985	7.1
Total social services	5,343	5,887	7,789	7,268	9,652	9,284	10,922	10,727	10,427	10,481	7.8
Protection of persons and property	2,004	2,126	2,258	2,937	3,483	3,101	3,183	2,662	2,698	2,694	3.3
Transportation	2,021	2,126	3,362	4,453	3,320	2,379	2,933	2,903	2,915	2,818	3.8
Natural resources & economic development	3,825	3,779	4,191	5,213	6,284	6,704	6,165	5,198	4,448	4,441	1.7
Other [3]	1,831	2,524	2,862	3,082	5,736	4,215	4,022	3,704	3,078	2,935	5.4
Contingencies Vote	-	-	-	-	-	-	-	4,000	4,000	4,000	n/a
General government	1,674	1,657	3,919	2,040	2,325	2,341	2,132	2,064	2,052	2,061	2.3
Debt servicing	2,684	2,727	2,722	2,742	2,719	3,292	4,245	5,206	6,265	7,464	12.0
Total expense	55,634	59,024	67,662	71,129	80,834	84,658	91,393	96,189	95,493	97,462
Per cent of operating expense:
Health	39.8	39.7	37.9	38.8	37.5	41.2	41.8	40.8	41.6	41.5	0.5
Education	25.3	25.0	22.1	22.2	21.0	21.8	21.5	21.3	20.8	20.6	-2.3
Social services	9.6	10.0	11.5	10.2	11.9	11.0	12.0	11.2	10.9	10.8	1.3
Protection of persons and property	3.6	3.6	3.3	4.1	4.3	3.7	3.5	2.8	2.8	2.8	-2.9
Transportation	3.6	3.6	5.0	6.3	4.1	2.8	3.2	3.0	3.1	2.9	-2.5
Natural resources & economic development	6.9	6.4	6.2	7.3	7.8	7.9	6.7	5.4	4.7	4.6	-4.5
Other	3.3	4.3	4.2	4.3	7.1	5.0	4.4	3.9	3.2	3.0	-1.0
Contingencies Vote	-	-	-	-	-	-	-	4.2	4.2	4.1	n/a
General government	3.0	2.8	5.8	2.9	2.9	2.8	2.3	2.1	2.1	2.1	-3.8
Debt servicing	4.8	4.6	4.0	3.9	3.4	3.9	4.6	5.4	6.6	7.7	5.3
Operating expense	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

1 Figures reflect government accounting policies used in the 2024/25 Public Accounts audited financial statements.

2 Numbers may not add due to rounding.

3 Other spending includes expenditure management savings targets of $300 million in 2025/26, $600 million in 2026/27 and $600 million in 2027/28.

82 |	First Quarterly Report 2025/26

Appendix – Fiscal Plan Update

Table A8 Expense by Function Supplementary Information – 2018/19 to 2027/28 1

								Updated			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Plan	Plan	annual
	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	change
											(per cent)
Per cent of nominal GDP: [2]
Health	7.5	7.6	8.3	7.7	7.7	8.5	9.0	8.8	8.6	8.4	1.3
Education	4.7	4.8	4.9	4.4	4.3	4.5	4.6	4.6	4.3	4.2	-1.4
Social services	1.8	1.9	2.5	2.0	2.4	2.3	2.6	2.4	2.3	2.2	2.1
Protection of persons and property	0.7	0.7	0.7	0.8	0.9	0.8	0.7	0.6	0.6	0.6	-2.1
Transportation	0.7	0.7	1.1	1.2	0.8	0.6	0.7	0.7	0.6	0.6	-1.7
Natural resources & economic development	1.3	1.2	1.4	1.5	1.6	1.6	1.4	1.2	1.0	0.9	-3.6
Other	0.6	0.8	0.9	0.9	1.5	1.0	0.9	0.8	0.7	0.6	-0.1
Contingencies Vote	-	-	-	-	-	-	-	0.9	0.9	0.8	n/a
General government	0.6	0.5	1.3	0.6	0.6	0.6	0.5	0.5	0.4	0.4	-3.0
Debt servicing	0.9	0.9	0.9	0.8	0.7	0.8	1.0	1.2	1.4	1.6	6.2
Operating expense	18.7	19.1	22.0	19.9	20.4	20.7	21.4	21.7	20.7	20.2	0.9
Growth rates (per cent):
Health	5.8	5.9	9.2	7.7	9.9	15.0	9.5	2.7	1.3	1.9	n/a
Education	7.6	4.6	1.4	5.7	7.5	8.7	6.1	4.6	-3.0	1.0	n/a
Social services	12.8	10.2	32.3	-6.7	32.8	-3.8	17.6	-1.8	-2.8	0.5	n/a
Protection of persons and property	3.8	6.1	6.2	30.1	18.6	-11.0	2.6	-16.4	1.4	-0.1	n/a
Transportation	4.7	5.2	58.1	32.5	-25.4	-28.3	23.3	-1.0	0.4	-3.3	n/a
Natural resources & economic development	13.4	-1.2	10.9	24.4	20.5	6.7	-8.0	-15.7	-14.4	-0.2	n/a
Other	16.3	37.8	13.4	7.7	86.1	-26.5	-4.6	-7.9	-16.9	-4.6	n/a
Contingencies Vote	-	-	-	-	-	-	-	-	-	-	n/a
General government	8.4	-1.0	136.5	-47.9	14.0	0.7	-8.9	-3.2	-0.6	0.4	n/a
Debt servicing	2.3	1.6	-0.2	0.7	-0.8	21.1	28.9	22.6	20.3	19.1	n/a
Operating expense	7.5	6.1	14.6	5.1	13.6	4.7	8.0	5.2	-0.7	2.1	n/a
Per capita ($): [3]
Health	4,413	4,589	4,948	5,279	5,660	6,303	6,700	6,853	6,956	7,034	5.3
Education	2,807	2,884	2,888	3,024	3,172	3,341	3,441	3,586	3,487	3,496	2.5
Social services	1,064	1,152	1,505	1,391	1,802	1,678	1,917	1,875	1,827	1,822	6.2
Protection of persons and property	399	416	436	562	650	561	559	465	473	468	1.8
Transportation	403	416	650	852	620	430	515	507	511	490	2.2
Natural resources & economic development	762	739	810	997	1,173	1,212	1,082	909	779	772	0.1
Other	365	494	553	590	1,071	762	706	647	539	510	3.8
Contingencies Vote	-	-	-	-	-	-	-	699	701	695	n/a
General government	333	324	757	390	434	423	374	361	359	358	0.8
Debt servicing	535	534	526	525	508	595	745	910	1,098	1,298	10.3
Operating expense	11,081	11,548	13,073	13,610	15,090	15,305	16,039	16,812	16,730	16,943	4.8
Real Per Capita Operating Expense (2024 $) [4]	13,393	13,640	15,324	15,519	16,093	15,709	16,038	16,442	15,988	15,861	1.9
Growth rate (per cent)	5.6	1.8	12.3	1.3	3.7	-2.4	2.1	2.5	-2.8	-0.8	2.7

[1]	Numbers may not add due to rounding.
[2]	Expense as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2025/26 expense divided by nominal GDP for the 2025 calendar year).
[3]	Per capita expense is calculated using July 1 population (e.g. 2025/26 expense divided by population on July 1, 2025).
[4]	Expense is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2025 CPI for 2025/26 expense).

First Quarterly Report 2025/26	| 83

Appendix – Fiscal Plan Update

Table A9 Full-Time Equivalents (FTEs) – 2018/19 to 2027/28 1

								Updated			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Plan	Plan	annual
	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	change
											(per cent)
Taxpayer-supported programs and agencies:
Ministries and special offices (CRF)	30,891	31,774	32,672	33,400	33,696	37,008	39,036	38,900	38,900	38,900	2.6
Service delivery agencies [2]	5,258	5,985	6,042	6,767	7,746	8,666	9,575	9,857	9,500	8,513	5.5
Total FTEs	36,149	37,759	38,714	40,167	41,442	45,674	48,611	48,757	48,400	47,413	3.1
Growth rates (per cent):
Ministries and special offices (CRF)	5.5	2.9	2.8	2.2	0.9	9.8	5.5	-0.3	0.0	0.0	2.9
Service delivery agencies	3.6	13.8	1.0	12.0	14.5	11.9	10.5	2.9	-3.6	-10.4	5.6
Population per FTE: [3]
Total FTEs	138.9	135.4	133.7	130.1	129.3	121.1	117.2	117.3	117.9	121.3	30.6

[1]	Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.
[2]	Service delivery agency FTE amounts do not include SUCH sector staff employment.
[3]	Population per FTE is calculated using July 1 population (e.g. population on July 1, 2025 divided by 205/26 FTEs).

84 |	First Quarterly Report 2025/26

Appendix – Fiscal Plan Update

Table A10 Capital Spending – 2018/19 to 2027/28

								Updated			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Plan	Plan	annual
($ millions)	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	change
											(per cent)
Taxpayer-supported:
Education
Schools districts	626	877	944	1,001	934	874	1,199	1,546	1,561	1,404	9.4
Post-secondary institutions	1,024	936	904	899	1,071	1,227	1,527	1,661	1,713	1,369	3.3
Health	904	1,009	1,162	1,555	1,915	2,998	3,226	4,602	5,497	5,236	21.6
BC Transportation Financing Authority [1]	853	955	1,285	1,364	1,823	2,263	3,013	4,751	4,696	4,540	20.4
BC Transit	85	73	107	67	101	158	151	329	409	450	20.3
Government direct (ministries)	421	520	389	386	470	537	468	651	523	549	3.0
Social Housing	483	355	572	642	357	587	603	867	939	1,039	8.9
Other	56	47	65	88	85	128	192	257	146	65	1.7
Total taxpayer-supported	4,452	4,772	5,428	6,002	6,756	8,772	10,379	14,664	15,484	14,652	14.2
Self-supported:
BC Hydro	3,826	3,082	3,207	3,475	3,919	4,263	4,015	4,469	4,383	4,390	1.5
Columbia Basin power projects	2	994	7	9	10	8	16	18	19	12	22.0
BC Railway Company	33	6	1	2	6	4	4	5	6	5	-18.9
ICBC	66	62	100	54	41	64	43	191	85	56	-1.8
BC Lottery Corporation [2]	75	102	73	90	95	84	100	105	105	100	3.2
Liquor Distribution Branch	60	36	22	22	16	18	22	30	30	30	-7.4
Other [3]	44	104	65	78	78	143	202	-	-	-	n/a
Total self-supported	4,106	4,386	3,475	3,730	4,165	4,584	4,402	4,818	4,628	4,593	1.3
Total capital spending	8,558	9,158	8,903	9,732	10,921	13,356	14,781	19,482	20,112	19,245	9.4
Per cent of nominal GDP: [4]
Taxpayer-supported	1.5	1.5	1.8	1.7	1.7	2.1	2.4	3.3	3.3	3.0	8.2
Self-supported	1.4	1.4	1.1	1.0	1.1	1.1	1.0	1.1	1.0	1.0	-4.0
Total	2.9	3.0	2.9	2.7	2.8	3.3	3.5	4.4	4.4	4.0	3.7
Growth rates:
Taxpayer-supported	13.9	7.2	13.7	10.6	12.6	29.8	18.3	41.3	5.6	-5.4
Self-supported	50.5	6.8	-20.8	7.3	11.7	10.1	-4.0	9.5	-3.9	-0.8
Total	28.9	7.0	-2.8	9.3	12.2	22.3	10.7	31.8	3.2	-4.3
Per capita: [5]
Taxpayer-supported	887	934	1,049	1,148	1,261	1,586	1,821	2,563	2,713	2,547	12.4
Self-supported	818	858	671	714	777	829	772	842	811	799	-0.3
Total	1,704	1,792	1,720	1,862	2,038	2,415	2,594	3,405	3,524	3,346	7.8
Real Per Capita Capital Spending (2024 $) [6]	2,060	2,116	2,016	2,123	2,174	2,478	2,594	3,330	3,367	3,132	4.8
Growth rate (per cent)	23.4	2.7	-4.7	5.3	2.4	14.0	4.7	28.4	1.1	-7.0

[1]	Includes Transportation Investment Plan capital spending and, beginning in 2017/18, Transportation Investment Corporation rehabilitation costs for the Port Mann Bridge due to reclassification from self-supported commercial Crown corporation to a taxpayer-supported agency in response to the cancellation of tolls. Effective April 1, 2018, Transportation Investment Corporation became a subsidiary of BCTFA.
[2]	Forecasted amounts exclude right-of-use assets.
[3]	Includes post-secondary institutions' self-supported subsidiaries.
[4]	Capital spending as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2025/26 amounts divided by nominal GDP for the 2025 calendar year).
[5]	Per capita capital spending is calculated using July 1 population (e.g. 2025/26 amounts divided by population on July 1, 2025).
[6]	Capital spending is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2025 CPI for 2025/26 capital spending).

First Quarterly Report 2025/26	| 85

Appendix – Fiscal Plan Update

Table A11 Statement of Financial Position – 2018/19 to 2027/28 1

								Updated			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Plan	Plan	annual
($ millions)	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	change
											(per cent)
Financial assets:
Cash and temporary investments	3,029	3,985	6,560	7,142	8,247	6,768	13,341	7,786	7,708	8,117	11.6
Other financial assets	12,646	12,413	15,413	17,109	19,074	22,057	24,071	26,663	28,819	29,833	10.0
Sinking funds	752	692	492	510	521	491	562	396	409	446	-5.6
Investments in commercial Crown corporations:
Retained earnings	5,738	6,523	9,632	12,426	12,926	14,677	16,985	18,526	19,977	21,418	15.8
Recoverable capital loans	22,547	24,768	26,301	27,218	28,037	30,572	33,577	35,708	38,105	40,125	6.6
	28,285	31,291	35,933	39,644	40,963	45,249	50,562	54,234	58,082	61,543	9.0
Total financial assets	44,712	48,381	58,398	64,405	68,805	74,565	88,536	89,079	95,018	99,939	9.3
Liabilities:
Accounts payable, accrued liabilities & others	12,137	13,100	14,733	18,509	25,400	23,769	24,395	24,859	23,825	23,852	7.8
Deferred revenue	9,620	9,895	11,557	12,796	14,494	15,082	16,213	17,804	19,568	20,876	9.0
Debt:
Taxpayer-supported debt	42,681	46,229	59,750	62,341	59,888	75,402	99,089	117,992	145,974	171,123	16.7
Self-supported debt	23,281	25,932	27,350	28,325	29,492	32,060	34,788	37,381	39,762	41,786	6.7
Total provincial debt	65,962	72,161	87,100	90,666	89,380	107,462	133,877	155,373	185,736	212,909	13.9
Add: debt offset by sinking funds	752	692	492	510	521	491	562	396	409	446	-5.6
Add: foreign exchange adjustments	-	-	-	-	472	494	2,434	958	(28)	166	n/a
Less: guarantees & non-guaranteed debt	(850)	(1,337)	(1,335)	(1,402)	(1,523)	(1,476)	(1,639)	(1,679)	(2,163)	(2,467)	12.6
Financial statement debt	65,864	71,516	86,257	89,774	88,850	106,971	135,234	155,048	183,954	211,054	13.8
Total liabilities	87,621	94,511	112,547	121,079	128,744	145,822	175,842	197,711	227,347	255,782	12.6
Net liabilities	(42,909)	(46,130)	(54,149)	(56,674)	(59,939)	(71,257)	(87,306)	(108,632)	(132,329)	(155,843)	15.4
Capital and other assets:
Tangible capital assets	47,909	50,104	52,861	56,142	59,818	65,583	72,736	84,130	96,153	107,186	9.4
Restricted assets	1,834	1,931	2,003	2,147	2,224	2,352	2,464	2,536	2,609	2,683	4.3
Other assets	952	1,100	1,582	1,791	1,347	1,701	2,096	1,870	1,855	1,840	7.6
Total capital and other assets	50,695	53,135	56,446	60,080	63,389	69,636	77,296	88,536	100,617	111,709	9.2
Accumulated surplus (deficit)	7,786	7,005	2,297	3,406	3,450	(1,621)	(10,010)	(20,096)	(31,712)	(44,134)
Per cent of Nominal GDP: [2]
Net liabilities	14.4	14.9	17.6	15.9	15.2	17.4	20.5	24.5	28.6	32.4	9.4
Capital and other assets	17.0	17.2	18.4	16.8	16.0	17.0	18.1	20.0	21.8	23.2	3.5
Growth rates:
Net liabilities	1.2	7.5	17.4	4.7	5.8	18.9	22.5	24.4	21.8	17.8	n/a
Capital and other assets	4.3	4.8	6.2	6.4	5.5	9.9	11.0	14.5	13.6	11.0	n/a
Per capita: [3]
Net liabilities	8,546	9,026	10,461	10,843	11,188	12,882	15,321	18,988	23,183	27,094	13.7
Capital and other assets	10,097	10,396	10,905	11,495	11,832	12,589	13,564	15,475	17,627	19,421	7.5

[1]	Figures have been restated to reflect government's current accounting policies.
[2]	Net liabilities as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2025/26 amount divided by GDP for the 2025 calendar year).
[3]	Per capita net liabilities is calculated using July 1 population (e.g. 2025/26 amount divided by population on July 1, 2025).

86 |	First Quarterly Report 2025/26

Appendix – Fiscal Plan Update

Table A12 Changes in Financial Position – 2018/19 to 2027/28

								Updated
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Plan	Plan	10-Year
($ millions)	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	Total
(Surplus) deficit for the year	(1,316)	531	5,615	(1,262)	(956)	5,035	7,347	11,577	12,645	12,273	51,489
Change in remeasurement (gains) losses	(266)	250	(907)	153	912	36	1,042	(1,491)	(1,029)	149	(1,151)
Change in accumulated (surplus) deficit	(1,582)	781	4,708	(1,109)	(44)	5,071	8,389	10,086	11,616	12,422	50,338
Capital and other asset changes:
Taxpayer-supported capital investments	4,452	4,772	5,428	6,002	6,755	8,772	10,379	14,664	15,484	14,652	91,360
Less: amortization and other accounting changes	(2,458)	(2,577)	(2,671)	(2,721)	(3,079)	(3,007)	(3,226)	(3,270)	(3,461)	(3,619)	(30,089)
Increase in net capital assets	1,994	2,195	2,757	3,281	3,676	5,765	7,153	11,394	12,023	11,033	61,271
Increase (decrease) in restricted assets	66	97	72	144	77	128	112	72	73	74	915
Increase (decrease) in other assets	20	148	482	209	(444)	354	395	(226)	(15)	(15)	908
Change in capital and other assets	2,080	2,440	3,311	3,634	3,309	6,247	7,660	11,240	12,081	11,092	63,094
Increase (decrease) in net liabilities	498	3,221	8,019	2,525	3,265	11,318	16,049	21,326	23,697	23,514	113,432
Investment and working capital changes:
Investment in commercial Crown corporations:
Increase (decrease) in retained earnings	(396)	785	3,109	2,794	500	1,751	2,308	1,541	1,451	1,441	15,284
Self-supported capital investments	4,106	4,386	3,475	3,730	4,165	4,584	4,402	4,818	4,628	4,593	42,887
Less: loan repayments and other accounting changes	(2,093)	(2,165)	(1,942)	(2,813)	(3,346)	(2,049)	(1,397)	(2,687)	(2,231)	(2,573)	(23,296)
Change in investment	1,617	3,006	4,642	3,711	1,319	4,286	5,313	3,672	3,848	3,461	34,875
Increase (decrease) in cash and temporary investments	(411)	956	2,575	582	1,105	(1,479)	6,573	(5,555)	(78)	409	4,677
Other working capital changes [1]	(1,211)	(1,531)	(495)	(3,301)	(6,613)	3,996	328	371	1,439	(284)	(7,301)
Change in investment and working capital	(5)	2,431	6,722	992	(4,189)	6,803	12,214	(1,512)	5,209	3,586	32,251
Increase (decrease) in financial statement debt	493	5,652	14,741	3,517	(924)	18,121	28,263	19,814	28,906	27,100	145,683
(Increase) decrease in sinking fund debt	596	60	200	(18)	(11)	30	(71)	166	(13)	(37)	902
Change in foreign exchange adjustments	-	-	-	-	(472)	(22)	(1,940)	1,476	986	(194)	(166)
Increase (decrease) in guarantees	(2)	57	113	9	(227)	(80)	172	-	500	300	842
Increase (decrease) in non-guaranteed debt	(44)	430	(115)	58	348	33	(9)	40	(16)	4	729
Increase (decrease) in total provincial debt	1,043	6,199	14,939	3,566	(1,286)	18,082	26,415	21,496	30,363	27,173	147,990
Represented by increase (decrease) in:
Taxpayer-supported debt	(926)	3,548	13,521	2,591	(2,453)	15,514	23,687	18,903	27,982	25,149	127,516
Self-supported debt	1,969	2,651	1,418	975	1,167	2,568	2,728	2,593	2,381	2,024	20,474
Total provincial debt	1,043	6,199	14,939	3,566	(1,286)	18,082	26,415	21,496	30,363	27,173	147,990

[1]	Includes changes in other financial assets, sinking funds, accounts payable, deferred revenue and other accrued liabilities.

First Quarterly Report 2025/26	| 87

Appendix – Fiscal Plan Update

Table A13 Provincial Debt – 2018/19 to 2027/28

								Updated			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Plan	Plan	annual
($ millions)	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	change
											(per cent)
Taxpayer-supported debt:
Provincial government
Operating	-	-	8,746	7,233	-	8,729	24,516	32,054	45,942	58,048	n/a
Capital [1]
K-12 education	8,885	9,757	10,529	11,342	10,893	11,643	12,563	13,685	14,986	16,193	6.9
Post-secondary institutions	4,607	4,917	5,426	5,732	5,502	5,979	6,663	7,409	8,257	9,075	7.8
Health facilities	6,173	6,705	7,484	8,223	8,286	10,109	12,559	15,744	19,903	24,063	16.3
Ministries general capital	2,363	3,133	3,702	4,087	4,549	5,084	5,552	6,103	6,526	6,975	12.8
Transportation	5,401	5,401	5,401	5,401	5,391	5,391	5,330	5,330	5,331	5,332	-0.1
Social housing	619	805	1,062	1,424	1,648	2,024	2,386	2,936	3,647	4,489	24.6
Other [2]	242	252	268	278	269	352	486	620	661	671	12.0
Total capital	28,290	30,970	33,872	36,487	36,538	40,582	45,539	51,827	59,311	66,798	10.0
Total provincial government	28,290	30,970	42,618	43,720	36,538	49,311	70,055	83,881	105,253	124,846	17.9
Taxpayer-supported entities:
School districts	19	24	25	21	19	20	15	10	6	-12.0
Post-secondary institutions	763	753	882	922	910	897	976	986	1,035	1,063	3.8
Health Authorities and Hospital Societies	1,795	1,802	1,875	1,839	1,983	2,387	2,333	2,283	2,229	2,170	2.1
BC Transportation Financing Authority	11,293	12,193	13,321	14,615	18,946	21,286	24,078	28,835	33,558	38,483	14.6
BC Pavilion Corporation	138	135	132	129	126	123	119	116	112	108	-2.7
BC Transit	73	65	60	56	53	109	119	120	211	391	20.5
InBC Investment Corp.	70	45	37	19	21	60	117	165	245	337	19.1
Social housing	225	222	770	974	1,241	1,182	1,237	1,560	2,792	2,910	32.9
Other	15	26	31	42	49	28	35	31	529	809	55.8
Total taxpayer-supported entities	14,391	15,259	17,132	18,621	23,350	26,091	29,034	34,111	40,721	46,277	13.9
Total taxpayer-supported debt	42,681	46,229	59,750	62,341	59,888	75,402	99,089	117,992	145,974	171,123	16.7
Self-supported debt:
Commercial Crown corporations and agencies
BC Hydro	22,064	23,238	24,650	25,611	26,707	29,351	31,890	34,379	36,767	38,829	6.5
BC Liquor Distribution Branch	-	210	233	230	242	233	233	207	210	220	n/a
BC Lottery Corporation	100	233	228	195	201	169	189	203	211	185	7.1
Columbia Basin power projects	418	1,387	1,349	1,319	1,298	1,265	1,227	1,195	1,171	1,152	11.9
Columbia Power Corporation	282	276	271	266	270	266	259	251	242	231	-2.2
Post-secondary institution subsidiaries	387	504	520	615	685	682	896	915	915	915	10.0
Other	30	84	99	89	89	94	94	231	246	254	26.8
Total self-supported debt	23,281	25,932	27,350	28,325	29,492	32,060	34,788	37,381	39,762	41,786	6.7
Total provincial debt	65,962	72,161	87,100	90,666	89,380	107,462	133,877	155,373	185,736	212,909	13.9

[1]	Includes debt incurred by the government to fund the building and construction of capital assets in the education, health, social housing and other sectors.
[2]	Forecast includes potential provincial First Nation equity loan guarantees that may be authorized by Treasury Board under the First Nations Equity Financing program.

88 |	First Quarterly Report 2025/26

Appendix – Fiscal Plan Update

Table A14 Provincial Debt Supplementary Information – 2018/19 to 2027/28 1

								Updated			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Plan	Plan	annual
($ millions)	2018-19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	change
											(per cent)
Per cent of nominal GDP: [2]
Taxpayer-supported debt:
Provincial government direct operating	-	-	2.8	2.0	-	2.1	5.7	7.2	9.9	12.1	n/a
Provincial government capital	9.5	10.0	11.0	10.2	9.2	9.9	10.7	11.7	12.8	13.9	4.3
Total provincial government	9.5	10.0	13.9	12.2	9.2	12.0	16.4	18.9	22.8	25.9	11.8
Taxpayer-supported entities	4.8	4.9	5.6	5.2	5.9	6.4	6.8	7.7	8.8	9.6	7.9
Total taxpayer-supported debt	14.4	15.0	19.4	17.5	15.1	18.4	23.2	26.6	31.6	35.5	10.6
Self-supported debt:
Commercial Crown corporations & agencies	7.8	8.4	8.9	7.9	7.5	7.8	8.2	8.4	8.6	8.7	1.1
Total provincial debt	22.2	23.4	28.3	25.4	22.6	26.2	31.4	35.0	40.2	44.2	8.0
Growth rates (per cent):
Taxpayer-supported debt:
Provincial government direct operating	-100.0	-	-17.3	-100.0	-	180.9	30.7	43.3	26.4
Provincial government capital	-2.0	9.5	9.4	7.7	0.1	11.1	12.2	13.8	14.4	12.6
Taxpayer-supported entities	2,070.6	6.0	12.3	8.7	25.4	11.7	11.3	17.5	19.4	13.6
Total taxpayer-supported debt	39.0	8.3	29.2	4.3	-3.9	25.9	31.4	19.1	23.7	17.2
Self-supported debt:
Commercial Crown corporations & agencies	9.2	11.4	5.5	3.6	4.1	8.7	8.5	7.5	6.4	5.1
Total provincial debt	26.8	9.4	20.7	4.1	-1.4	20.2	24.6	16.1	19.5	14.6
Per capita: [3]
Taxpayer-supported debt:
Provincial government direct operating	-	-	1,690	1,384	-	1,578	4,302	5,603	8,049	10,092	n/a
Provincial government capital	5,634	6,059	6,544	6,981	6,820	7,336	7,991	9,059	10,391	11,613	8.4
Taxpayer-supported entities	2,866	2,986	3,310	3,563	4,358	4,717	5,095	5,962	7,134	8,045	12.2
Total taxpayer-supported debt	8,501	9,045	11,543	11,927	11,178	13,631	17,389	20,624	25,574	29,751	14.9
Self-supported debt:
Commercial Crown corporations & agencies	4,637	5,074	5,284	5,419	5,505	5,796	6,105	6,534	6,966	7,265	5.1
Total provincial debt	13,137	14,119	16,827	17,347	16,683	19,427	23,494	27,158	32,540	37,015	12.2
Real Per Capita Provincial Debt (2024 $) [4]	15,879	16,676	19,725	19,781	17,795	19,941	23,494	26,559	31,097	34,649	9.1
Growth rate (per cent)	21.3	5.0	18.3	0.3	-10.0	12.1	17.8	13.0	17.1	11.4

[1]	Numbers may not add due to rounding.
[2]	Debt as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2025/26 debt divided by nominal GDP for the 2025 calendar year).
[3]	Per capita debt is calculated using July 1 population (e.g. 2025/26 debt divided by population on July 1, 2025).
[4]	Debt is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2025 CPI for 2025/26 debt).

First Quarterly Report 2025/26	| 89

Appendix – Fiscal Plan Update

Table A15 Key Provincial Debt Indicators – 2018/19 to 2027/28

								Updated			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Plan	Plan	annual
	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	change
											(per cent)
Debt to revenue (per cent)
Total provincial	89.7	95.9	115.2	104.4	90.7	113.4	134.8	154.8	184.0	204.1	9.6
Taxpayer-supported	75.3	80.6	101.4	90.9	74.3	97.9	122.7	147.0	182.8	208.5	12.0
Debt per capita ($) [1]
Total provincial	13,137	14,119	16,828	17,346	16,685	19,426	23,495	27,158	32,540	37,015	12.2
Taxpayer-supported	8,500	9,045	11,544	11,927	11,179	13,630	17,390	20,624	25,574	29,750	14.9
Debt to nominal GDP (per cent) [2]
Total provincial	22.2	23.4	28.3	25.4	22.6	26.2	31.4	35.0	40.2	44.2	8.0
Taxpayer-supported	14.4	15.0	19.4	17.5	15.1	18.4	23.2	26.6	31.6	35.5	10.6
Interest bite (cents per dollar of revenue) [3]
Total provincial	3.8	3.8	3.7	3.3	3.2	3.8	4.6	5.3	6.4	7.4	7.7
Taxpayer-supported	3.2	3.1	3.1	2.8	2.5	3.2	4.1	5.0	6.3	7.6	10.2
Interest costs ($ millions)
Total provincial	2,786	2,872	2,817	2,848	3,116	3,647	4,600	5,328	6,447	7,674	11.9
Taxpayer-supported	1,793	1,807	1,832	1,896	2,032	2,444	3,278	4,034	5,069	6,198	14.8
Interest rate (per cent) [4]
Taxpayer-supported	4.2	4.1	3.5	3.1	3.3	3.6	3.8	3.7	3.8	3.9	-0.7
Background Information:
Revenue ($ millions)
Total provincial [5]	73,556	75,283	75,583	86,832	98,583	94,769	99,315	100,389	100,939	104,322	4.0
Taxpayer-supported [6]	56,703	57,386	58,925	68,587	80,575	77,043	80,729	80,274	79,843	82,092	4.2
Debt ($ millions)
Total provincial	65,962	72,161	87,100	90,666	89,380	107,462	133,877	155,373	185,736	212,909	13.9
Taxpayer-supported [7]	42,681	46,229	59,750	62,341	59,888	75,402	99,089	117,992	145,974	171,123	16.7
Provincial nominal GDP ($ millions) [8]	297,392	308,993	307,412	357,002	395,629	409,881	426,544	443,522	462,313	481,660	5.5
Population (thousands at July 1) [9]	5,021	5,111	5,176	5,227	5,357	5,532	5,698	5,721	5,708	5,752	1.5

[1]	The ratio of debt to population (e.g. 2025/26 debt divided by population at July 1, 2025).
[2]	The ratio of debt outstanding at fiscal year end to provincial nominal gross domestic product (GDP) for the calendar year ending in the fiscal year (e.g. 2025/26 debt divided by 2025 nominal GDP).
[3]	The ratio of interest costs (less sinking fund interest) to revenue. Figures include capitalized interest expense in order to provide a more comparable measure to outstanding debt.
[4]	Weighted average of all outstanding debt issues.
[5]	Includes revenue of the consolidated revenue fund (excluding dividends from enterprises) plus revenue of all government organizations and enterprises.
[6]	Excludes revenue of government enterprises, but includes dividends from enterprises paid to the consolidated revenue fund.
[7]	Excludes debt of commercial Crown corporations and agencies and funds held under the province's warehouse borrowing program.
[8]	Nominal GDP for the calendar year ending in the fiscal year (e.g. nominal GDP for 2025 is used for the fiscal year ended March 31, 2026).
[9]	Population at July 1st within the fiscal year (e.g. population at July 1, 2025 is used for the fiscal year ended March 31, 2026).

90 |	First Quarterly Report 2025/26

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